Form 10-K, Exhibit 13
period 1997-11-01
ANALOG DEVICES INC
filed 1998-01-28
CIK 6281

                                                                    EXHIBIT 13-1


                               MANAGEMENT ANALYSIS

COMPANY OVERVIEW

Analog Devices, Inc. ("Analog" or the "Company") designs, manufactures and markets a broad line of high-performance linear, mixed-signal and digital integrated circuits ("ICs") that address a wide range of real-world signal processing applications. The Company's principal products include general-purpose, standard-function linear and mixed-signal ICs ("SLICs") and system-level ICs. The latter group includes general-purpose digital signal processing ICs ("DSPs") and application-specific devices that typically incorporate analog and mixed-signal circuitry and a DSP core.

Nearly all of Analog's products are components, which are typically incorporated by original equipment manufacturers ("OEMs") in a wide range of equipment and systems for use in communications, computer, industrial, instrumentation, military/aerospace, automotive and high-performance consumer electronics applications.

The Company sells its products worldwide through a direct sales force, third-party industrial distributors and independent sales representatives. Approximately 46% of fiscal 1997 revenue was derived from customers in North America, while most of the balance was derived from customers in Western Europe and the Far East.

RESULTS OF OPERATIONS

FISCAL 1997 COMPARED TO FISCAL 1996

Fiscal 1997 sales of $1,243 million were up 4% year to year, despite a sluggish first half of the year. The first half of the year was adversely affected by excess inventories at end customers which had accumulated during the prior year when lead times had increased due to manufacturing capacity constraints. During the second half of fiscal 1997 demand increased and sales growth resumed.

Standard linear IC product sales contributed significantly to Analog's growth during fiscal 1997. SLICs are primarily high-performance, single-function devices. The majority of SLIC revenue was attributable to sales of data converters (analog-to-digital and digital-to-analog) and amplifiers. The Company's products were sold to a broad customer base throughout the world with virtually all channels of distribution and all geographies showing increased sales. Recently introduced high speed products contributed to this growth. Products used in communications and imaging applications experienced good growth during fiscal 1997. SLIC sales represented 61% of the Company's total sales during fiscal 1997 compared to 57% during fiscal 1996.

Sales of system-level IC products declined slightly as the Company experienced a decline in sales of computer audio products, GSM (Global System for Mobile Communications) cellular phone chipsets and products used in automatic test equipment. System-level ICs include general purpose DSP ICs and multi-function devices that feature high levels of functional integration on a single chip. Most of the multi-function ICs are mixed signal devices, others are linear-only devices. System level IC product sales represented 35% of the Company's total sales during fiscal 1997 compared to 38% during fiscal 1996.

Sales of assembled products continued to decline during fiscal 1997 and represented only 4% of the Company's total sales during fiscal 1997 and 5% during fiscal 1996. Assembled products include multi-chip modules, hybrids and printed board modules.

Sales to North American customers increased significantly over fiscal 1996. Sales in Europe and Japan remained essentially flat in comparison to the prior year. A decline in sales in Southeast Asia was attributable to the decline in computer audio sales partially offset by an increase in SLIC sales in the region. As a percentage of total net sales, sales outside North America were 54% in fiscal 1997 as compared to 58% in fiscal 1996. For further detail regarding geographic information, see Note 3 in the Notes to the Company's Consolidated Financial Statements.

Gross margin was 50.0% of sales for fiscal 1997 compared to 50.3% for fiscal 1996. The slight reduction in gross margin for the year-over-year period was principally due to a change in the mix of products sold and increased costs associated with new manufacturing facilities.

Research and development ("R&D") expenses increased approximately 10% in fiscal 1997 to $196 million or 15.8% of sales. This increase was mainly due to the continued development of innovative SLIC products and processes and higher spending in the development of new products and technologies targeted for the communications, computer and automotive markets, including initiatives in general-purpose digital signal processing, system-level ICs for modem and wireless communications applications, RF signal processing, broadband wired communications, micromachining technology and accelerometer products. The Company believes that a continued commitment to research and development is essential in order to maintain product leadership in its existing products and to provide innovative new product offerings, and therefore expects to continue to make significant investments in research and development in the future.

Selling, marketing, general and administrative ("SMG&A") expenses were $192 million, a decrease of $4 million from the $196 million recorded in the prior year. This decline was principally the result of the Company's commitment to constrain spending during the recent period of slower sales growth, along with reduced bonus payments to employees. As a result, SMG&A expense as a percentage of sales fell to 15.4% from 16.4% for the year earlier period.

In total, operating expenses as a percentage of sales remained essentially flat at 31.2%, consistent with the Company's emphasis on maintaining tight control over operating costs in order to gain better operating leverage on increases in revenue.

The Company's operating income ratio decreased slightly to 18.8% of sales for fiscal 1997, compared to 19.0% for fiscal 1996, as a result of all of the factors cited above.

The effective income tax rate decreased to 24.4% in fiscal 1997 from 25.5% in fiscal 1996 due to a shift in the mix of worldwide income and due to a larger R&D credit realized in fiscal 1997 compared to fiscal 1996. Since it is not assured that the Company will realize capital gains income, the Company has included on its balance sheet a valuation allowance of $5.6 million at November 1, 1997. The valuation allowance balance was $7.4 million at November 2, 1996. The net change in the valuation allowance for the fiscal year ended November 1, 1997 was due to the expiration of unused capital loss carryforwards for tax purposes.

Net income increased 4% to $178 million in fiscal 1997 compared to $172 million in fiscal 1996. Earnings per share in fiscal 1997 increased $.01 to $1.04 from $1.03 in fiscal 1996.

The Company has not yet adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" and Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" which will require adoption in fiscal 1999. The Company is in the process of determining the effect of the adoption of these statements on its consolidated financial statements and related disclosures.

The impact of inflation on the Company's business during the past three years has not been significant.

FISCAL 1996 COMPARED TO FISCAL 1995

Net sales of $1,194 million in fiscal 1996 increased 27% from fiscal 1995. Fiscal year 1996 sales growth was attributable to significant increases in sales volumes of both the Company's standard linear IC and system-level IC products as worldwide demand for precision integrated circuit products increased in the first half of fiscal 1996. During the third and fourth quarters a broadbased inventory correction by end users, customers and distributors in response to the shorter leadtimes available for many products from the Company and other suppliers caused sales levels to be flat with the second quarter.

Sales of the Company's standard linear IC products contributed significantly to Analog's growth. Standard linear IC sales, however, declined as a percentage of total sales, accounting for 57% of total sales in fiscal 1996 compared to 64% in fiscal 1995 due to the high sales growth for system-level IC products. The growth in sales of standard linear ICs was driven by the greater use of standard linear IC products in new high-volume applications in wireless and broadband communications, computer and consumer markets including digital cellular handsets and base stations, video applications and imaging applications. In fiscal 1996, the distributor channel was a significant growth channel for the Company's standard linear IC product line.

Sales of system-level ICs experienced rapid growth as the Company achieved gains in its general-purpose digital signal processing products and mixed-signal ICs for application-specific system-on-a-chip solutions. The largest end user market growth for the Company's system-level IC products was in wireless communications applications, including digital mobile phones and base stations. As a percentage of total sales, system-level IC products increased to 38% of total sales compared to 28% in fiscal 1995.

Sales of the Company's assembled products continued to decline and as a percentage of total sales decreased from 8% to 5% over this same period.

In fiscal 1996, sales to North American customers increased significantly over fiscal 1995. Sales to customers outside North America, primarily Europe and Southeast Asia also increased significantly. European growth resulted from the Company's penetration of applications in the communications market, particularly in handsets and base stations used in the GSM digital cellular telephone system. The increase in sales to customers in Southeast Asia was due to increased demand for products in the hard disk drive, communications and computer products segments. Sales in Japan increased slightly. As a percentage of total sales, North American and international sales accounted for 42% and 58%, respectively, whereas the comparable percentages were 44% and 56% in fiscal 1995.

Gross margin was 50.3% of sales in fiscal 1996 compared to 50.7% of sales in fiscal 1995. The reduction in gross margin was principally due to a lower proportion of standard linear IC products in the mix of products sold, which generally have higher gross margins than the Company's system-level IC products. The reduction in gross margin in fiscal 1996 was also attributable to increased costs associated with increased capacity combined with the leveling off of sales in the latter half of the year.

R&D expenses for fiscal 1996 increased 32% from fiscal 1995 as the Company continued to invest in new product development. As a percentage of sales, R&D expenses were 14.9% in fiscal 1996 compared to 14.3% in fiscal 1995.

Selling, marketing, general and administrative expense growth in fiscal 1996 was 5.9%, increasing from $185 million in fiscal 1995 to $196 million in fiscal 1996. SMG&A expenses declined as a percentage of sales to 16.4% in fiscal 1996 compared to 19.6% in fiscal 1995, consistent with the Company's goal of constraining SMG&A spending growth to a rate significantly below sales growth. The increase in SMG&A expenses in absolute dollars was primarily related to higher employee bonus payments associated with improved revenue and profitability levels, and greater product advertising and related promotional costs and commissions in support of the Company's product lines and customer base.

Operating income grew 44% to 19% of sales compared to 17% of sales in fiscal 1995. This performance gain reflected the combination of accelerated demand for the Company's products and continuing commitment to growing expenses more slowly than sales.

Nonoperating income of $1.7 million in fiscal 1995 improved to $3.6 million in fiscal 1996. Interest expense in fiscal 1996 increased from fiscal 1995 as a result of the issuance of $230,000,000 of 3 1/2% Convertible Subordinated Notes in December 1995 but this increase was more than offset by increased investment income as a result of the positive spread between the 3 1/2% coupon rate and the investment rates achieved on available cash balances through fiscal 1996.

The effective income tax rate increased to 25.5% in fiscal 1996 from 25.2% in fiscal 1995 due to earnings growth in higher tax rate jurisdictions including the U.S. The Company maintained a valuation allowance for deferred tax assets of $7.4 million at November 2, 1996 based on management's assessment that realization of such deferred tax assets was not assured for book and tax capital losses. The valuation allowance balance was $10 million at October 28, 1995. The net change in the valuation allowance for the fiscal year ended November 2, 1996 was a decrease of $2.6 million as a result of the utilization of book basis foreign tax credits and the use of capital tax loss carryforwards.

The growth in sales, improved operating performance and lower nonoperating expenses yielded a 44.1% rise in net income to $171.9 million or 14.4% of sales in fiscal 1996 compared to $119.3 million or 12.7% of sales in fiscal 1995. Earnings per share in fiscal 1996 grew 37% to $1.03 from $0.75 in fiscal 1995.

LIQUIDITY AND CAPITAL RESOURCES

At November 1, 1997, the Company had $341 million of cash, cash equivalents and short-term investments compared to $300 million at November 2, 1996. The Company's operating activities generated net cash of $297 million, or 24% of sales, and $144 million, or 12% of sales, in fiscal 1997 and fiscal 1996, respectively. Investing activities used $237 million in fiscal 1997 and $305 million in fiscal 1996 while financing activities generated $15 million in fiscal 1997 and $301 million in fiscal 1996. The Company's primary source of funds in fiscal year 1997 was net cash generated by operations. The issuance of long-term convertible debt which generated $224 million was the primary source of funding in fiscal 1996.

Accounts receivable of $256 million at the end of fiscal 1997 increased $22 million or 9% from $234 million at the end of fiscal 1996. This increase resulted principally from the $28 million increase in sales from the fourth quarter of fiscal 1996 to the fourth quarter of fiscal 1997. The number of days sales outstanding remained flat and as a percentage of annualized fourth quarter sales accounts receivable was 19.2% at the end of both of these periods. Accounts receivable reserves and allowances increased from $15 million at the end of fiscal 1996 to $40 million at the end of fiscal 1997. This increase was caused by additional reserves deemed necessary particularly in South East Asia and reserves required because of increased activity in the N.A. distributor channel.

Inventories rose $7 million or 3% over the prior year to $226 million at the end of fiscal 1997. Inventories as a percentage of annualized fourth quarter sales decreased to 17% for the year ended November 1, 1997 from 18% for the year ended November 2, 1996.

Accounts payable and accrued liabilities increased $6 million or 4% compared to the balance at the end of fiscal 1996 due principally to increased expense activity related to higher revenue and increased capital expenditures in the fourth quarter of fiscal 1997 when compared to the year earlier period.

The Company's principal investment activities during fiscal 1997 were in support of its manufacturing facility improvement programs and included capital expenditures of $179 million and an investment of $42 million which was a second installment on an 18% share in a wafer fabrication facility on a joint venture basis with Taiwan Semiconductor Manufacturing Company ("TSMC") and a further deposit of $12 million paid to Chartered Semiconductor Manufacturing Pte., Ltd. ("CSM"), a wafer fabrication company in Singapore.

Capital expenditures in fiscal 1997 of $179 million, were $55 million lower than in the prior year when major capacity expansion programs were underway. The expenditures in fiscal 1997 included the ongoing expansion and upgrade of the Company's existing wafer fabrication facilities in Wilmington, Massachusetts and Limerick, Ireland. During fiscal 1997 an additional wafer fabrication facility in Cambridge, Massachusetts was made available for the production of the accelerometer and other micromachined products. In addition, the Company continued the development of the six-inch wafer fabrication module located in Sunnyvale, California. This facility is still in the process of being upgraded and modernized and a CBCMOS process is being developed and the facility is expected to ramp during fiscal 1998. Also, during fiscal 1997 production began in the Company's new assembly and test site in the Philippines. These expansion programs caused depreciation expense to increase to $101 million in fiscal 1997 from $82 million in fiscal 1996.

During fiscal 1996 the Company entered into a joint venture agreement with TSMC and other investors for the construction and operation of a semiconductor fabrication facility in Camas, Washington. For a total commitment of $140 million, the Company acquired an 18% equity ownership in the joint venture, known as WaferTech. The first installment of $42 million was paid in fiscal 1996. The second installment of $42 million was paid in December 1996 and the remaining installment of $56 million was paid in fiscal 1998, on November 3, 1997.

In March 1997 and June 1997, in accordance with a previous agreement, the Company made two payments of $6 million each to CSM for a total deposit of $20 million. In fiscal 1996 the Company provided $8 million to CSM under this arrangement. This deposit is classified in the balance sheet line item, "Other assets." Under the terms of this agreement, the deposit will guarantee access to certain quantities of sub-micron wafers through fiscal 2000. If the Company does not purchase the minimum quantities under the agreement, the deposit will be forfeited for the value of the wafer shortfall up to the total amount of $20 million. At the end of the agreement term, the Company's deposit will be returned, net of any forfeitures.

The Company currently plans to make capital expenditures of approximately $300 million in fiscal 1998, primarily in connection with the continued improvement of its manufacturing facilities. Depreciation expense is expected to increase to approximately $144 million in fiscal 1998 as a result of these additions.

In fiscal 1997 financing activities generated cash of $15 million. The issuance of common stock under stock purchase and stock option plans generated cash of $19 million, and proceeds from equipment financing generated cash of $7 million. These increases were offset by $11 million of cash used for the repayment of capital lease obligations and various other items resulting in net cash generated of $3 million.

At November 1, 1997, the Company's principal sources of liquidity included $341 million of cash, cash equivalents and short-term investments. Short-term investments at the end of fiscal 1997 consisted of commercial paper, certificates of deposit and Euro time deposits with maturities greater than three months and less than six months at the time of acquisition. The Company also has various lines of credit both in the U.S. and overseas, including a $60 million credit facility in the U.S. which expires in 2000, all of which were substantially unused at the end of fiscal 1997. At the end of fiscal 1997, the Company's debt-to-equity ratio was 33%.

The Company believes that its existing sources of liquidity and cash expected to be generated from future operations, together with current and anticipated available long-term financing, will be sufficient to fund operations, capital expenditures and research and development efforts for the foreseeable future.

QUALITATIVE AND QUANTITATIVE DISCLOSURE ABOUT MARKET RISK

The Company's fixed rate debt obligations and related interest rate swap and cap agreements are subject to interest rate risk. For example, a 100 basis point increase in interest rates would not result in a material change in the Company's interest expense or the fair value of the debt obligations and related interest rate swap and cap agreements. An increase in interest rates would not significantly increase interest expense due to the fixed nature of the Company's debt obligations. The fair value of the Company's investment portfolio or related interest income would not be significantly impacted by either a 100 basis point increase or decrease in interest rates due mainly to the short-term nature of the major portion of the Company's investment portfolio and the relative insignificance of interest income to consolidated pre-tax income, respectively.

As more fully described in Note 2 (h) in the Notes to the Company's Consolidated Financial Statements, the Company regularly hedges its non-U.S. dollar based exposures by entering into forward foreign exchange contracts, foreign currency option contracts and currency swap agreements. The terms of these contracts typically are for periods matching the duration of the underlying exposure and generally range from three months up to one year. The short-term nature of these contracts has resulted in these instruments having insignificant fair values at November 1, 1997. Relative to foreign currency exposures existing at November 1, 1997, a 10% unfavorable movement in foreign exchange rates would not expose the Company to significant losses in earnings or cash flows or significantly diminish the fair value of its foreign currency financial instruments, primarily due to the short lives of the affected financial instruments that effectively hedge substantially all of the Company's year-end exposures to fluctuations in foreign currency exchange rates. The calculation assumes that each exchange rate would change in the same direction relative to the U.S. dollar. In addition to the direct effects of changes in exchange rates, such changes typically affect the volume of sales or the foreign currency sales price as competitors' products become more or less attractive. The Company's sensitivity analysis of the effects of changes in foreign currency exchange rates does not factor in a potential change in sales levels or local currency selling prices.

LITIGATION

For information concerning certain pending litigation involving the Company, see
Note 8 in the Notes to the Company's Consolidated Financial Statements.

FACTORS WHICH MAY AFFECT FUTURE RESULTS

The Company's future operating results are difficult to predict and may be affected by a number of factors including the timing of new product announcements or introductions by the Company and its competitors, competitive pricing pressures, fluctuations in manufacturing yields, adequate availability of wafers and manufacturing capacity, changes in product mix and economic conditions in the United States and international markets. In addition, the semiconductor market has historically been cyclical and subject to significant economic downturns at various times. The Company is exposed to the risk of obsolescence of its inventory depending on the mix of future business. As a result of these and other factors, there can be no assurance that the Company will not experience material fluctuations in future operating results on a quarterly or annual basis.

The Company's success depends in part on its continued ability to develop and market new products. There can be no assurance that the Company will be able to develop and introduce new products in a timely manner or that such products, if developed, will achieve market acceptance. In addition, the Company's growth is dependent on its continued ability to penetrate new markets such as the communications, computer and automotive segments of the electronics market, where the Company has limited experience and competition is intense. There can be no assurance that the markets being served by the Company will grow in the future; that the Company's existing and new products will meet the requirements of such markets; that the Company's products will achieve customer acceptance in such markets; that competitors will not force prices to an unacceptably low level or take market share from the Company; or that the Company can achieve or maintain profits in these markets. Also, some of the customers in these markets are less well established which could subject the Company to increased credit risk.

The semiconductor industry is intensely competitive. Certain of the Company's competitors have greater technical, marketing, manufacturing and financial resources than the Company. The Company's competitors also include emerging companies attempting to sell products to specialized markets such as those served by the Company. Competitors of the Company have, in some cases, developed and marketed products having similar design and functionality as the Company's products. There can be no assurance that the Company will be able to compete successfully in the future against existing or new competitors or that the Company's operating results will not be adversely affected by increased price competition.

The Company has increased substantially its manufacturing capacity through both expansion of its production facilities and increased access to third-party foundries; there can be no assurance that the Company will not encounter unanticipated production problems at either its own facilities or at third-party foundries; or that the increased capacity will be sufficient to satisfy demand for its products. The Company relies, and plans to continue to rely, on assembly and test subcontractors and on third-party wafer fabricators to supply most of its wafers that can be manufactured using industry-standard digital processes, and such reliance involves several risks, including reduced control over delivery schedules, manufacturing yields and costs. In addition, the Company's capacity additions will result in a significant increase in operating expenses, and if revenue levels do not increase to offset these additional expense levels, the Company's future operating results could be adversely affected, including the potential adverse impact on operating results for "take or pay" covenants in certain of its supply agreements. The Company's business is subject to rapid technological changes and there can be no assurance that products stocked in inventory will not be rendered obsolete before they are utilized by the Company. The Company also believes that other semiconductor manufacturers are expanding or planning to expand their production capacity over the next several years, and there can be no assurance that the expansion by the Company and its competitors will not lead to overcapacity in the Company's target markets, which could lead to price erosion that would adversely affect the Company's operating results.

In fiscal 1997, 54% of the Company's revenues were derived from customers in international markets. The Company has manufacturing facilities outside the U.S. in Ireland, the Philippines and Taiwan. The Company also has supply agreements that include "take or pay" covenants with suppliers located in Southeast Asia ("SEA") and as part of these arrangements, the Company has $26 million on deposit with two of these suppliers. The Company also has a $21 million investment in one of these suppliers. In addition, the Company's major partner in its joint venture, WaferTech, is TSMC which is located in the SEA region. The Company is therefore subject to the economic and political risks inherent in international operations, including the risks associated with the ongoing uncertainties in the economies in SEA. These risks include air transportation disruptions, expropriation, currency controls and changes in currency exchange rates, tax and tariff rates and freight rates. Although the Company engages in certain hedging transactions to reduce its exposure to currency exchange rate fluctuations, there can be no assurance that the Company's competitive position will not be adversely affected by changes in the exchange rate of the U.S. dollar against other currencies.

The semiconductor industry is characterized by frequent claims and litigation involving patent and other intellectual property rights. The Company has from time to time received, and may in the future receive, claims from third parties asserting that the Company's products or processes infringe their patents or other intellectual property rights. In the event a third party makes a valid intellectual property claim and a license is not available on commercially reasonable terms, the Company's operating results could be materially and adversely affected. Litigation may be necessary to enforce patents or other intellectual property rights of the Company or to defend the Company against claims of infringement, and such litigation can be costly and divert the attention of key personnel. See Note 8 in the Notes to the Company's Consolidated Financial Statements, for information concerning certain pending litigation involving the Company. An adverse outcome in such litigation, may, in certain cases, have a material adverse effect on the Company's consolidated financial position or on its consolidated results of operations or cash flows in the period in which the litigation is resolved.

The Company already has installed Year 2000 compliant software in many of its major systems. A task force is engaged in the ongoing effort to complete this activity for the balance of the Company's systems. The cost of these efforts is not expected to be material. The Company presently believes that the Year 2000 issue will not pose significant operational problems. However, Year 2000 issues could have a significant impact on the Company's operations and its financial results if modifications cannot be completed on a timely basis; unforeseen needs or problems arise, or if the systems operated by our customers, vendors or subcontractors are not Year 2000 compliant.

Because of these and other factors, past financial performance should not be considered an indicator of future performance. Investors should not use historical trends to anticipate future results and should be aware that the trading price of the Company's common stock may be subject to wide fluctuations in response to quarter-to-quarter variations in operating results, general conditions in the semiconductor industry, changes in earnings estimates and recommendations by analysts or other events.