Form 10-K, Exhibit 13
period 1997-11-01
ANALOG DEVICES INC
filed 1998-01-28
CIK 6281

                                                                    EXHIBIT 13.2

                              ANALOG DEVICES, INC.

                        CONSOLIDATED STATEMENTS OF INCOME


Years ended November 1, 1997, November 2, 1996 and October 28, 1995
(thousands except per share amounts)                               1997             1996            1995
-----------------------------------------------------------------------------------------------------------
REVENUE    Net sales.......................................     $1,243,494       $1,193,786       $ 941,546

COSTS AND  Cost of sales...................................        622,317          593,033         464,571
                                                                ----------       ----------       ---------
EXPENSES
           Gross margin....................................        621,177          600,753         476,975

           Operating expenses:
              Research and development.....................        196,148          177,772         134,265
              Selling, marketing, general
                and administrative.........................        191,613          195,842         184,943
                                                                ----------       ----------       ---------
                                                                   387,761          373,614         319,208
                                                                ----------       ----------       ---------

           Operating income................................        233,416          227,139         157,767

           Nonoperating (income) expenses:
              Interest expense.............................         12,507           11,289           4,201
              Interest income..............................        (16,178)         (16,535)         (8,103)
              Other........................................          1,208            1,645           2,234
                                                                ----------       ----------       ---------
                                                                    (2,463)          (3,601)         (1,668)
                                                                ----------       ----------       ---------

EARNINGS   Income before income taxes......................        235,879          230,740         159,435

           Provision for income taxes:
              Payable currently............................         63,794           52,115          52,414
              Deferred (prepaid)...........................         (6,134)           6,724         (12,249)
                                                                ----------       ----------       ---------
                                                                    57,660           58,839          40,165
                                                                ----------       ----------       ---------

           Net income .....................................     $  178,219       $  171,901         119,270
                                                                ==========       ==========       =========
           Shares used to compute earnings per share.......        177,463          171,289         158,715
                                                                ==========       ==========       =========
           Earnings per share of common stock                   $     1.04       $     1.03       $     .75
                                                                ==========       ==========       =========

See accompanying notes.

                              ANALOG DEVICES, INC.

                           CONSOLIDATED BALANCE SHEETS


November 1, 1997, November 2, 1996 and October 28, 1995
(thousands except share amounts)
ASSETS                                                                                1997           1996          1995
-----------------------------------------------------------------------------------------------------------------------
CURRENT             Cash and cash equivalents...............................    $  289,601     $  210,109    $   69,303
ASSETS              Short-term investments..................................        51,006         89,810        81,810
                    Accounts receivable less allowances of $40,007
                      ($14,785 in 1996 and $12,738 in 1995).................       255,886        234,434       173,028
                    Inventories.............................................       225,966        218,877       143,962
                    Deferred tax assets.....................................        54,761         44,879        39,650
                    Prepaid expenses and other current assets...............        18,209         14,728         9,966
                                                                                ----------     ----------    ----------
                    Total current assets....................................       895,429        812,837       517,719
                                                                                ----------     ----------    ----------

PROPERTY,           Land and buildings......................................       145,952        140,776       139,718
PLANT AND           Machinery and equipment.................................       938,602        800,086       633,124
EQUIPMENT,          Office equipment........................................        58,714         46,307        41,260
AT COST             Leasehold improvements..................................        87,407         80,099        42,165
                                                                                ----------     ----------    ----------
                                                                                 1,230,675      1,067,268       856,267
                    Less accumulated depreciation and amortization..........       569,040        483,946       424,305
                                                                                ----------     ----------    ----------
                    Net property, plant and equipment.......................       661,635        583,322       431,962
                                                                                ----------     ----------    ----------

OTHER               Investments.............................................       131,468         68,382        13,980
ASSETS              Intangible assets, net..................................        14,768         16,846        17,230
                    Other assets............................................        60,553         26,885        12,458
                                                                                ----------     ----------    ----------
                    Total other assets......................................       206,789        112,113        43,668
                                                                                ----------     ----------    ----------
                                                                                $1,763,853     $1,508,272    $  993,349
                                                                                ==========     ==========    ==========
LIABILITIES AND STOCKHOLDERS' EQUITY
-----------------------------------------------------------------------------------------------------------------------
CURRENT             Short-term borrowings and current portion of
LIABILITIES           long-term debt........................................    $        -     $      178    $    2,299
                    Obligations under capital leases........................        11,733         10,960            60
                    Accounts payable........................................        97,654         90,177       100,217
                    Deferred income on shipments to domestic distributors...        37,013         38,400        27,588
                    Income taxes payable....................................        52,550         46,459        50,086
                    Accrued liabilities.....................................        75,444         76,649        65,839
                                                                                 ---------     ----------    ----------
                    Total current liabilities...............................       274,394        262,823       246,089
                                                                                 ---------     ----------    ----------

NONCURRENT          Long-term debt..........................................       310,000        310,000        80,000
LIABILITIES         Noncurrent obligations under capital leases.............        38,852         43,666             -
                    Deferred income taxes...................................        20,740         16,992         5,039
                    Other noncurrent liabilities............................        31,737         11,956         6,255
                                                                                 ---------     ----------    ----------
                    Total noncurrent liabilities............................       401,329        382,614        91,294
                                                                                 ---------     ----------    ----------

                    Commitments and Contingencies

STOCKHOLDERS'       Preferred stock, $1.00 par value, 500,000 shares
EQUITY                authorized, none outstanding..........................             -              -             -
                    Common stock, $.16 2/3 par value, 600,000,000
                      shares authorized, 161,941,094 shares issued
                      (158,745,219 in 1996 and 114,583,932 in 1995).........        26,991         26,458        19,098
                    Capital in excess of par value, net of deferred compen-
                      sation of  $6,343 ($4,679 in 1996 and $3,181 in 1995)        223,885        176,357       149,775
                    Retained earnings.......................................       831,584        653,365       481,464
                    Cumulative translation adjustment.......................         6,724          6,655         5,870
                                                                                ----------     ----------    ----------
                                                                                 1,089,184        862,835       656,207
                    Less shares in treasury, at cost, 35,094 in 1997
                      (none in 1996 and 51,876 in 1995).....................         1,054              -           241
                                                                                ----------     ----------    ----------
                    Total stockholders' equity..............................     1,088,130        862,835       655,966
                                                                                ----------     ----------    ----------
                                                                                $1,763,853     $1,508,272    $  993,349
                                                                                ==========     ==========    ==========
See accompanying notes.

                              ANALOG DEVICES, INC.

                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

Years ended November 1, 1997,
November 2, 1996 and October 28, 1995        COMMON STOCK      CAPITAL IN                CUMULATIVE     TREASURY STOCK
                                           -----------------    EXCESS OF     RETAINED  TRANSLATION   -------------------
(thousands)                                SHARES     AMOUNT    PAR VALUE     EARNINGS   ADJUSTMENT   SHARES       AMOUNT
==========================================================================================================================
           Balance, October 29,
              1994                         75,252   $ 12,542    $141,159       $362,194    $6,020       -     $       -
--------------------------------------------------------------------------------------------------------------------------
ACTIVITY   Net income - 1995                                                    119,270
IN FISCAL  Issuance of stock under
1995          stock plans and other,
              net of repurchases            1,137        190      10,462                                (35)        (241)
           Compensation recognized
              under Restricted Stock Plan                          1,672
           Tax benefit on exercise of non-
              qualified stock options and
              disqualifying dispositions
              under stock plans                                    2,848
           Three-for-two stock split       38,195      6,366      (6,366)                               (17)           -
           Currency translation
              adjustment                                                                     (150)
--------------------------------------------------------------------------------------------------------------------------
           Balance, October 28,
              1995                        114,584     19,098     149,775        481,464     5,870       (52)        (241)
--------------------------------------------------------------------------------------------------------------------------
ACTIVITY   Net income - 1996                                                    171,901
IN FISCAL  Issuance of stock under
1996          stock plans and other,
              net of repurchases            2,228        371      15,474                                 52          241
           Exercise of warrants             2,250        375      11,721
           Compensation recognized
              under Restricted Stock Plan                          1,949
           Tax benefit on exercise of non-
              qualified stock options and
              disqualifying dispositions
              under stock plans                                    4,052
           Four-for-three stock split      39,683      6,614      (6,614)
           Currency translation
              adjustment                                                                     785
--------------------------------------------------------------------------------------------------------------------------
           Balance, November 2,
              1996                        158,745     26,458     176,357        653,365    6,655        -            -
--------------------------------------------------------------------------------------------------------------------------
ACTIVITY   Net income - 1997                                                    178,219
IN FISCAL  Issuance of stock under
1997          stock plans and other,
              net of repurchases            3,196        533      19,446                                (35)      (1,054)
           Compensation recognized
              under Restricted Stock Plan                          2,309
           Tax benefit on exercise of non-
              qualified stock options and
              disqualifying dispositions
              under stock plans                                   25,773
           Currency translation
              adjustment                                                                     69
--------------------------------------------------------------------------------------------------------------------------
           Balance , November 1,
              1997                        161,941   $ 26,991    $223,885       $831,584   $6,724        (35)   $  (1,054)
==========================================================================================================================
See accompanying notes.


                              ANALOG DEVICES, INC.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS


Years ended November 1, 1997, November 2, 1996 and October 28, 1995
(thousands)                                                                      1997              1996            1995
-----------------------------------------------------------------------------------------------------------------------
OPERATIONS     Cash flows from operations:
                  Net income ............................................  $  178,219        $  171,901      $  119,270
                  Adjustments to reconcile net income
                    to net cash provided by operations:
                      Depreciation and amortization......................     103,554            83,809          64,098
                      Deferred income taxes..............................      (6,134)            6,565         (12,360)
                      Other noncash (income) expenses....................        (136)             (638)            151
                      Increase in accounts receivable....................     (25,129)          (67,744)        (12,747)
                      Increase in inventories............................      (7,739)          (76,748)        (14,402)
                      Increase in prepaid expenses and other
                         current assets..................................      (3,605)           (4,782)         (4,959)
                      Increase in accounts payable,
                         deferred income and accrued liabilities.........       4,828            24,728          45,816
                      Increase in income taxes payable...................      32,916               425          23,784
                      Increase in other liabilities......................      20,453             6,201           1,599
                                                                           ----------        ----------      ----------
                  Total adjustments......................................     119,008           (28,184)         90,980
                                                                           ----------        ----------      ----------

               Net cash provided by operations...........................     297,227           143,717         210,250
                                                                           ----------        ----------      ----------

INVESTMENTS    Cash flows from investments:
                  Purchase of short-term investments available for sale..    (153,269)         (262,648)       (166,225)
                  Maturities of short-term investments available for sale     192,073           254,648         162,067
                  Additions to property, plant and equipment, net........    (179,374)         (234,099)       (212,671)
                  Long-term investments..................................     (63,086)          (54,402)              -
                  Increase in other assets...............................     (33,650)           (8,971)        (16,878)
                  Purchase of short-term investments held to maturity....           -                 -          (7,200)
                  Maturities of short-term investments held to maturity..           -                 -           2,200
                                                                           ----------        ----------      ----------
               Net cash used for investments.............................    (237,306)         (305,472)       (238,707)
                                                                           ----------        ----------      ----------

FINANCING      Cash flows from financing activities:
ACTIVITIES        Proceeds from employee stock plans.....................      19,283            14,028          10,126
                  Payments on capital lease obligations..................     (11,164)           (7,227)           (237)
                  Proceeds from equipment financing......................       7,123            61,793               -
                  Net decrease in variable rate borrowings...............        (109)           (3,580)           (787)
                  Proceeds from issuance of long-term debt...............           -           224,385               -
                  Proceeds from warrants exercised.......................           -            12,096               -
                  Payments on long-term debt.............................           -                 -         (20,000)
                                                                           ----------        ----------      ----------
               Net cash provided by (used for) financing activities......      15,133           301,495         (10,898)
                                                                           ----------        ----------      ----------
               Effect of exchange rate changes on cash...................       4,438             1,066            (455)
                                                                           ----------        ----------      ----------
               Net increase (decrease) in cash and cash equivalents......      79,492           140,806         (39,810)
               Cash and cash equivalents at beginning of year............     210,109            69,303         109,113
                                                                           ----------        ----------      ----------
               Cash and cash equivalents at end of year..................  $  289,601        $  210,109      $   69,303
                                                                           ==========        ==========      ==========
SUPPLE-        Cash paid during the year for:
MENTAL            Income taxes...........................................  $   27,621        $   52,541      $   30,511
                                                                           ==========        ==========      ==========
INFORMATION       Interest...............................................  $   16,158        $   10,171      $    6,685
                                                                           ==========        ==========      ==========

See accompanying notes.

                      [THIS PAGE INTENTIONALLY LEFT BLANK]

                              ANALOG DEVICES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

       YEARS ENDED NOVEMBER 1, 1997, NOVEMBER 2, 1996 AND OCTOBER 28, 1995
           (ALL TABULAR AMOUNTS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)


1.  DESCRIPTION OF BUSINESS

Analog Devices, Inc. ("Analog" or the "Company") designs, manufactures and markets a broad line of high-performance linear, mixed-signal and digital integrated circuits that address a wide range of real-world signal processing applications. The Company's two principal product groups are general-purpose, standard-function linear and mixed-signal ICs and system-level ICs. The latter group includes general-purpose digital signal processing ICs and application-specific devices that typically incorporate analog and mixed-signal circuitry and a DSP core. Analog's third product group consists of devices manufactured using assembled product technology.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a.  PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company and all of its wholly owned subsidiaries. Upon consolidation, all significant intercompany accounts and transactions are eliminated. The Company's fiscal year ends on the Saturday closest to the last day in October. Fiscal years 1997 and 1995 were each 52 week years, while 1996 was a 53 week year.

Certain amounts reported in previous years have been reclassified to conform to the 1997 presentation, such reclassifications were immaterial.

b.  CASH, CASH EQUIVALENTS AND INVESTMENTS

Cash and cash equivalents are highly liquid investments with insignificant interest rate risk and maturities of three months or less at the time of acquisition. Investments with maturities between three and twelve months at time of acquisition are considered short-term investments. Cash, cash equivalents and short-term investments consist primarily of commercial paper, but also include certificates of deposit and bankers acceptances. Long-term investments consist of equity securities and bank money market funds as well as time deposits which the Company intends to renew at each maturity date.

The Company classifies its investments in debt and equity securities as "held-to-maturity," "available-for-sale," and "trading" at the time of purchase and for such designation to be reevaluated as of each balance sheet date. Held-to-maturity securities, which are carried at amortized cost, include only those securities the Company has the positive intent and ability to hold to maturity. Available-for-sale securities are carried at fair value with unrealized gains and losses, net of related tax, if any, reported as a separate component of stockholders' equity. Realized gains and losses, declines in value judged to be other than temporary, as well as interest, dividends and capital gains distributions on all securities are included in earnings.

                              ANALOG DEVICES, INC.

While it is the intent of management to hold securities to maturity, unforeseen events, while not generally expected, could cause the Company to liquidate certain securities prior to maturity. Accordingly, those securities which could readily be sold back to the seller are classified as available-for-sale. Securities, such as bank time deposits, which by their nature are typically held to maturity are classified as such. The following is a summary of available-for-sale and held-to-maturity securities at November 1, 1997, November 2, 1996 and October 28, 1995:

                                                           AVAILABLE-FOR-SALE                       HELD-TO-MATURITY
                                       --------------------------------------------------------     ----------------
                                                        GROSS           GROSS
                                                   UNREALIZED      UNREALIZED         ESTIMATED
1997                                   COST             GAINS          LOSSES        FAIR VALUE             COST
=======================================================================================================================
Cash equivalents:
   Commercial paper                $249,053            $    -           $   -         $ 249,053          $     -
   Euro time deposits                     -                 -               -                 -           16,810
Short-term investments:
   Commercial paper                  38,085                 -               -            38,085                -
   Certificates of deposit           10,000                 -               -            10,000                -
   Bankers' acceptances               2,921                 -               -             2,921                -
Long-term investments:
   Equity securities                  3,433               165             200             3,398                -
   Euro time deposits                     -                 -               -                 -            1,556
   Bank money market fund             9,250                 -               -             9,250                -
-----------------------------------------------------------------------------------------------------------------------
Total                              $312,742            $  165           $ 200          $312,707          $18,366
=======================================================================================================================

1996
=======================================================================================================================
Cash equivalents:
   Commercial paper                $ 83,713            $    -           $   -         $  83,713          $     -
   Euro time deposits                     -                 -               -                 -           94,656
   Certificates of deposit            8,000                 -               -             8,000                -
Short-term investments:
   Commercial paper                  89,810                 -               -            89,810                -
Long-term investments:
   Equity securities                  4,186               386               2             4,570                -
   Euro time deposits                     -                 -               -                 -              836
   Bank money market fund                19                 -               -                19                -
-----------------------------------------------------------------------------------------------------------------------
Total                              $185,728            $  386           $   2         $ 186,112          $95,492
=======================================================================================================================

1995
=======================================================================================================================
Cash equivalents:
   Commercial paper                $ 27,727            $    -           $   -         $  27,727          $     -
   Euro time deposits                     -                 -               -                 -           31,300
Short-term investments:
   Commercial paper                  73,874                 -               -            73,874                -
   Bankers' acceptances               2,936                 -               -             2,936                -
   Euro time deposits                     -                 -               -                 -            5,000
-----------------------------------------------------------------------------------------------------------------------
Total                              $104,537            $    -           $   -         $ 104,537          $36,300
=======================================================================================================================

Cash equivalents and short-term investments classified as available-for-sale and held-to-maturity at November 1, 1997, November 2, 1996 and October 28, 1995 have contractual maturities of six months or less at time of acquisition. Because of the short term to maturity, and hence relative price insensitivity to changes in market interest rates, amortized cost approximates fair value for all of these securities. As such, no unrealized gains or losses were recorded during each of these years. Long-term bank time deposits, although renewed on a continual basis, typically have original maturities of two weeks. As such, they are price insensitive to changes in market interest rates and amortized cost therefore approximates fair value. Bank money market funds, which have been categorized as long-term investments, by their nature maintain a constant par value of $1 per share. Amortized cost for these securities, therefore, approximates fair value.

                              ANALOG DEVICES, INC.

The fair value of long-term equity securities was determined based on published market quotes at October 31, 1997 and November 1, 1996. Realized gains and losses from the sale of available-for-sale securities were not material in fiscal 1997, fiscal 1996 and fiscal 1995.

The fair value of trading securities at November 1, 1997 was $9 million and was determined based on published market quotes at October 31, 1997. Gross realized gains from the sale of trading securities for the year ended November 1, 1997 were not material. There were no gross realized losses from the sale of trading securities for the year ended November 1, 1997.

c.  INVENTORIES

Inventories are valued at the lower of cost (first-in, first-out method) or market. Inventories at November 1, 1997, November 2, 1996 and October 28, 1995 were as follows:

                                         1997           1996           1995
------------------------------------------------------------------------------
         Raw materials             $   31,526     $   31,039     $   22,327
         Work in process              128,187        115,799         77,526
         Finished goods                66,253         72,039         44,109
------------------------------------------------------------------------------
         Total inventories         $  225,966     $  218,877     $  143,962
==============================================================================

A director of a raw material supplier was also a director of the Company through January 1995. Total purchases from this supplier approximated $11,038,000 through January 1995. The Company believes that the terms of these purchases were comparable to those available from other suppliers.

d.  PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment is recorded at cost less allowances for depreciation and amortization. The straight-line method of depreciation is used for all classes of assets for financial statement purposes; both straight-line and accelerated methods are used for income tax purposes. Capitalized leases and leasehold improvements are amortized based upon the lesser of the term of the lease or the useful life of the asset. Depreciation and amortization are based on the following useful lives:

         Buildings & Building Equipment                 Up to 25 years
         Machinery & Equipment                              3-10 years
         Office Equipment                                    3-8 years

Total depreciation and amortization of property, plant and equipment was $101,432,000, $81,740,000 and $62,066,000 in 1997, 1996 and 1995, respectively.

                              ANALOG DEVICES, INC.

e.  INTANGIBLE ASSETS

Intangible assets at November 1, 1997 consist of goodwill, patents and other intangibles. Goodwill is being amortized on a straight-line basis over a fifteen-year period. Patents and other intangibles are being amortized on a straight-line basis over their estimated economic lives which range from ten to fifteen years. Amortization expense for all intangible assets was $2,122,000, $2,069,000 and $2,032,000 in 1997, 1996 and 1995, respectively. Accumulated amortization for all intangible assets was $14,859,000, $12,737,000 and $10,668,000 at November 1, 1997, November 2, 1996 and October 28, 1995,
respectively. On a periodic basis, the Company estimates the future undiscounted cash flows of the businesses to which the intangible assets relate in order to ensure that the carrying value of such intangible assets has not been impaired.

f.  GRANT ACCOUNTING

The Company's manufacturing facility in Limerick, Ireland has received various grants from the Industrial Development Authority of the Republic of Ireland. These grants include capital, employment, and research and development grants. Capital grants for the acquisition of property and equipment are netted against the related capital expenditures and amortized as a credit to depreciation expense over the useful life of the related asset. Employment grants, which relate to employee hiring and training, and research and development grants are recognized in earnings in the period in which the related expenditures are incurred by the Company.

g.  TRANSLATION OF FOREIGN CURRENCIES

The functional currency for the Company's foreign sales operations is the applicable local currency. Gains and losses resulting from translation of these foreign currencies into U.S. dollars are accumulated in a separate component of stockholders' equity. Transaction gains and losses are included in income currently, including those at the Company's principal foreign manufacturing operations where the functional currency is the U.S. dollar. Net foreign currency transaction gains or losses included in other expenses, net, were not material in fiscal 1997, 1996 and 1995.

h.  FOREIGN CURRENCY INSTRUMENTS AND INTEREST RATE AGREEMENTS

The Company enters into forward foreign exchange contracts, foreign currency option contracts and currency swap agreements to offset certain operational and balance sheet exposures from changes in foreign currency exchange rates. Such exposures result from the portion of the Company's operations, assets and liabilities that are denominated in currencies other than the U.S. dollar, primarily Japanese yen and European currencies. These foreign exchange contract, option and swap transactions are entered into to support product sales, purchases and financing transactions made in the normal course of business, and accordingly, are not speculative in nature.

Forward foreign exchange contracts are utilized to manage the risk associated with currency fluctuations on certain firm sales and purchase commitments denominated in foreign currencies and certain non-U.S. dollar denominated asset and liability positions. The Company's forward foreign exchange contracts are primarily denominated in Japanese yen and certain European currencies and are for periods consistent with the terms of the underlying transactions, generally one year or less. The forward foreign exchange contracts that relate to firm, foreign currency sales and purchase commitments are designated and effective as hedges of firm, identifiable foreign currency commitments, and accordingly, the gains and losses resulting from the impact of currency exchange rate movements on these contracts are not recognized in operations until the underlying hedged transactions are recognized. Upon recognition, such gains and losses are recorded in operations as an adjustment to the carrying amount of the underlying transactions in the period in which these transactions are recognized. Unrealized gains and losses resulting from the impact of currency exchange rate movements on forward foreign exchange contracts designated to offset certain non-U.S. dollar denominated assets and liabilities are recognized as other income or expense in the period in which the exchange rates change and offset the foreign currency gains and losses on the underlying exposures being hedged. The contract amounts of forward foreign exchange contracts outstanding were $163 million, $147 million and $182 million at November 1, 1997, November 2, 1996 and October 28, 1995, respectively.

                              ANALOG DEVICES, INC.

The Company also may periodically enter into foreign currency option contracts to offset certain probable anticipated, but not firmly committed, foreign currency transactions related to the sale of product during the ensuing nine months. When the dollar strengthens significantly against the foreign currencies, the decline in value of future currency cash flows is partially offset by the gains in value of the purchased currency options designated as hedges. Conversely, when the dollar weakens, the increase in value of future foreign currency cash flows is reduced only by the premium paid to acquire the options. The Company's foreign currency option contracts are primarily denominated in Japanese yen and generally have maturities which do not exceed six months. These foreign currency option contracts are designated and effective as hedges of anticipated foreign currency sales transactions, and accordingly, the premium cost and any realized gains associated with these contracts are deferred and included in the consolidated balance sheet as prepaid expenses and accrued liabilities, respectively, until such time as the underlying sales transactions are recognized. Upon recognition, such premium costs and any realized gains are recorded in sales as a component of the underlying sales transactions being hedged. The contract amounts of foreign currency option contracts outstanding were $29 million, $28 million and $27 million at November 1, 1997, November 2, 1996 and October 28, 1995, respectively. Deferred gains or losses attributable to foreign currency option contracts were not material at November 1, 1997, November 2, 1996 and October 28, 1995.

The Company uses currency swap agreements to hedge the value of its net investment in certain of its foreign subsidiaries. Realized and unrealized gains and losses on such agreements related to the net foreign investment being hedged are recognized in the cumulative translation adjustment component of stockholders' equity, with the related amounts due to or from counterparties included in accrued liabilities or other current assets. The contract amount of currency swap agreements outstanding, which were principally denominated in Japanese yen, was $10.0 million at November 1, 1997, November 2, 1996 and October 28, 1995. The currency swap agreement outstanding at November 1, 1997 has a remaining maturity of 2.5 years and is expected to remain in effect until expiration.

The Company enters into interest rate swap and cap agreements to manage its exposure to interest rate movements by effectively converting a portion of its debt and certain financing arrangements from fixed to variable rates. Maturity dates of interest rate swap and cap agreements generally match those of the underlying debt or financing arrangements. These agreements, which have maturities of up to ten years involve the exchange of fixed rate payments for variable rate payments without the exchange of the underlying principal amounts. Variable rates are based on six-month U.S. dollar LIBOR and reset on a semiannual basis. The differential between fixed and variable rates to be paid or received is accrued as interest rates change in accordance with the agreements and recognized over the life of the agreements as an adjustment to interest expense. The notional principal amounts of interest rate swap and cap agreements outstanding were approximately $50 million, at November 1, 1997, November 2, 1996 and October 28, 1995.

The cash requirements of the above-described financial instruments approximate their fair value. Cash flows associated with these financial instruments are classified consistent with the cash flows from the transactions being hedged.

Derivative financial instruments involve, to a varying degree, elements of market and credit risk not recognized in the consolidated financial statements. The market risk associated with these instruments resulting from currency exchange rate or interest rate movements is expected to offset the market risk of the underlying transactions, assets and liabilities being hedged. The counterparties to the agreements relating to the Company's foreign exchange and interest rate instruments consist of a number of major international financial institutions with high credit ratings. The Company does not believe that there is significant risk of nonperformance by these counterparties because the Company continually monitors the credit ratings of such counterparties, and limits the financial exposure and the amount of agreements entered into with any one financial institution. While the contract or notional amounts of derivative financial instruments provide one measure of the volume of these transactions, they do not represent the amount of the Company's exposure to credit risk. The amounts potentially subject to credit risk (arising from the possible inability of counterparties to meet the terms of their contracts) are generally limited to the amounts, if any, by which the counterparties' obligations under the contracts exceed the obligations of the Company to the counterparties.

                              ANALOG DEVICES, INC.

i.  FAIR VALUES OF FINANCIAL INSTRUMENTS

The following estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies. However, considerable judgment is required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that the Company could realize in a current market exchange.

                                        NOVEMBER 1, 1997             NOVEMBER 2, 1996            OCTOBER 28, 1995
                                        ----------------             ----------------            ----------------
                                     CARRYING          FAIR       CARRYING         FAIR        CARRYING          FAIR
                                       AMOUNT         VALUE         AMOUNT        VALUE          AMOUNT         VALUE
-----------------------------------------------------------------------------------------------------------------------
Assets:
     Cash and cash equivalents       $289,601      $289,601       $210,109     $210,109         $69,303       $69,303
     Short-term investments            51,006        51,006         89,810       89,810          81,810        81,810
     Long-term investments             23,168        23,168          5,425        5,425               -             -

Liabilities:
     Short-term borrowings                  -             -           (178)        (178)         (2,299)       (2,299)
     Long-term debt, including
       current portion               (310,000)     (427,640)      (310,000)    (369,513)        (80,000)      (80,130)

Foreign Currency Instruments and
   Interest Rate Agreements:
     Interest rate swap
       and cap agreements                 (31)         (413)            18         (491)            (30)         (175)
     Forward foreign currency
       exchange contracts               2,260          (400)         2,672        3,585           7,798         9,089
     Foreign currency option
       contracts                          267           187            130          240             388         1,645
     Currency swap agreements           1,632         1,363          1,131          922             413           485
-----------------------------------------------------------------------------------------------------------------------

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

Cash, cash equivalents and investments-The carrying amounts of these items are a reasonable estimate of their fair value due to the short term to maturity and readily available market for these types of investments.

Short-term borrowings-The carrying amounts of these variable-rate borrowings approximate fair value due to the short period of time to maturity.

Long-term debt-The fair value of long-term debt is estimated based on current interest rates available to the Company for debt instruments with similar terms, degree of risk and remaining maturities.

Interest rate swap and cap agreements-The fair value of interest rate swap and cap agreements are obtained from dealer quotes. These values represent the estimated amount the Company would receive or pay to terminate the agreements taking into consideration current interest rates.

Forward foreign currency exchange contracts-The estimated fair value of forward foreign currency exchange contracts is based on the estimated amount at which they could be settled based on forward market exchange rates.

Foreign currency option contracts and currency swap agreements-The fair values of foreign currency option contracts and currency swap agreements are obtained from dealer quotes. These values represent the estimated net amount the Company would receive or pay to terminate the agreements.

                              ANALOG DEVICES, INC.

j.  USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Such estimates relate to the useful lives of fixed assets, allowances for doubtful accounts and customer returns, inventory reserves, potential reserves relating to litigation matters, accrued liabilities, and other reserves. Actual results could differ from those estimates, and such differences may be material to the financial statements.

k.  CONCENTRATIONS OF CREDIT RISK

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of investments and trade accounts receivable.

The Company maintains cash, cash equivalents and short-term investments with high credit quality financial institutions and monitors the amount of credit exposure to any one financial institution.

The Company sells its products to distributors and original equipment manufacturers involved in a variety of industries including industrial automation, instrumentation, military/aerospace, and to an increasing degree, communications, computers and peripherals, and high-performance consumer electronics. The Company has adopted credit policies and standards to accommodate growth in these markets. The Company performs continuing credit evaluations of its customers' financial condition and although the Company generally does not require collateral, letters of credit may be required from its customers in certain circumstances. Reserves are provided for estimated amounts of accounts receivable which may not be collected.

l.  CONCENTRATION OF OTHER RISKS

The semiconductor industry is characterized by rapid technological change, competitive pricing pressures, and cyclical market patterns. The Company's financial results are affected by a wide variety of factors, including general economic conditions worldwide, economic conditions specific to the semiconductor industry, the timely implementation of new manufacturing technologies, the ability to safeguard patents and intellectual property in a rapidly evolving market, and reliance on assembly and test subcontractors, third-party wafer fabricators and independent distributors. As a result, the Company may experience significant period-to-period fluctuations in future operating results due to the factors mentioned above or other factors.

m.  REVENUE RECOGNITION

Revenue from product sales to end users is recognized upon shipment. A portion of the Company's sales are made to domestic distributors under agreements allowing for price protection and certain rights of return. Under these domestic distributor agreements where pricing concessions and future returns cannot be reasonably estimated, the Company defers recognition of such sales and related gross margin until the merchandise is sold by the distributors. In fiscal 1997, the Company entered into other agreements with some domestic distributors covering the sale of selected products. Under these new agreements, price concessions and future returns are restricted and can be reasonably estimated. Accordingly, the Company recognizes revenue upon shipment of products covered by these agreements and provides specific reserves for possible returns and allowances. For sales to international distributors, the Company recognizes the sale upon shipment, but provides specific reserves for possible returns and allowances.

n.  INCOME TAXES

Income taxes have been provided in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," under which deferred tax liabilities and assets at the end of each period are determined based on the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases using the tax rate expected to be in effect when the taxes are actually paid or recovered. The measurement of deferred tax assets is reduced, if necessary, by a valuation allowance.

                              ANALOG DEVICES, INC.

o.  STOCK-BASED COMPENSATION

The Company grants stock options for a fixed number of shares to employees with an exercise price equal to the fair value of the shares at the date of grant. The Company accounts for stock option grants in accordance with APB Opinion No. 25, "Accounting for Stock Issued to Employees" and accordingly, recognizes no compensation expense for the stock option grants. In fiscal 1997, the Company adopted Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("FAS 123"). FAS 123 requires the recognition of, or disclosure of, compensation expense for grants of stock options or other equity instruments issued to employees based on their fair value at the date of grant. As permitted by FAS 123, the Company elected the disclosure requirements instead of recognition of compensation expense and therefore will continue to apply existing accounting rules.

p.  EARNINGS PER SHARE OF COMMON STOCK

The Company computes its earnings per share in accordance with the provisions of the Accounting Principles Board Opinion No. 15 ("APB 15"), "Earnings Per Share." Primary earnings per common share are computed based on the weighted average number of common shares outstanding during the year, adjusted for incremental shares assumed issued (including incremental shares for 3 1/2% convertible debt) for dilutive common stock equivalents. Fully diluted earnings per share do not differ materially from primary earnings per share. In February 1997, the Financial Accounting Standards Board issued Statement No. 128, "Earnings per Share," ("FAS 128") which supersedes APB 15 and is required to be adopted in financial statements issued after December 31, 1997. For the first quarter of fiscal 1998, the Company will be required to change the method currently used to compute earnings per share and to restate all prior periods. Under the new requirements, primary and fully diluted earnings per share will be replaced by basic and diluted earnings per share. Basic earnings per share is computed based only on the weighted average number of common shares outstanding during the period and the dilutive effect of stock options is excluded. Diluted earnings per share is computed essentially in the same manner as fully diluted earnings per share with some exceptions. The primary exception affecting the Company is that the dilutive effect of stock options is always based on the average market price of the stock during the period, not the higher of the average and period end market price as required under APB 15.

If the Company computed its earnings per share based on FAS 128, the pro forma amounts for basic and diluted earnings per share would have been as follows:

                                                      1997            1996           1995
--------------------------------------------------------------------------------------------------
            Basic Earnings Per Share                 $1.13           $1.12          $0.79
            Diluted Earnings Per Share               $1.04           $1.03          $0.75
--------------------------------------------------------------------------------------------------



q.  NEW ACCOUNTING STANDARDS

The Company has not yet adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" and Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" which will require adoption in fiscal 1999. The Company is in the process of determining the effect of adoption of these statements on its consolidated financial statements and related disclosures.

                              ANALOG DEVICES, INC.

3.  INDUSTRY AND GEOGRAPHIC SEGMENT INFORMATION

INDUSTRY

The Company operates predominantly in one industry segment: the design, manufacture and marketing of a broad line of high-performance linear, mixed-signal and digital integrated circuits that address a wide range of real-world signal processing applications.

GEOGRAPHIC INFORMATION

The Company operates in three major geographic areas. Information on the Company's geographic operations is set forth in the table below. The predominant countries comprising European operations are England, France, Germany and Ireland. The predominant country comprising Asian operations is Japan. For segment reporting purposes, sales generated by North American operations in the table include export sales of $147,601,000, $159,862,000 and $97,446,000 in
1997, 1996 and 1995, respectively. Transfers between geographic areas are negotiated based on market comparables. Operating income reflects the allocation of corporate expenses of $22,049,000, $24,093,000 and $23,190,000 in 1997, 1996
and 1995, respectively, to the appropriate geographic area based upon their beneficial and causal relationship to each area. Corporate identifiable assets consist of cash equivalents, short-term investments and intangible assets.

GEOGRAPHIC SEGMENT INFORMATION                                              1997               1996               1995
=======================================================================================================================
SALES             North America, including export.............       $   711,252        $   658,627        $   509,625
                  Europe......................................           359,333            364,308            264,401
                  Asia........................................           172,909            170,851            167,520
                                                                     -----------        -----------        -----------
                    Total sales...............................       $ 1,243,494        $ 1,193,786        $   941,546
                                                                     ===========        ===========        ===========

TRANSFERS         North America, including export.............       $   334,783        $   348,574        $   286,021
BETWEEN           Europe......................................           240,592            189,911            141,925
AREAS             Asia........................................            48,131             39,749             30,180
                                                                     -----------        -----------        -----------
                    Total transfers between areas.............       $   623,506        $   578,234        $   458,126
                                                                     ===========        ===========        ===========

OPERATING         North America, including export.............       $   103,173        $   121,877        $    92,640
INCOME            Europe......................................           125,118            103,158             63,627
                  Asia........................................             5,125              2,104              1,500
                                                                     -----------        -----------        -----------
                    Total operating income....................       $   233,416        $   227,139        $   157,767
                                                                     ===========        ===========        ===========

IDENTIFIABLE      North America...............................       $   891,345        $   734,637        $   437,532
ASSETS            Europe......................................           398,033            364,084            290,008
                  Asia........................................           142,838            116,527            107,742
                  Corporate...................................           331,637            293,024            158,067
                                                                     -----------        -----------        -----------
                    Total assets..............................       $ 1,763,853        $ 1,508,272        $   993,349
                                                                     ===========        ===========        ===========

                              ANALOG DEVICES, INC.

4.   INVESTMENTS

Investments at November 1, 1997, November 2, 1996 and October 28, 1995 were as follows:

                                                   1997                     1996                     1995
=======================================================================================================================
                    WaferTech, LLC           $   86,715               $   42,073                $        -
                    CSM                          20,784                   20,784                    13,980
                    Other                        23,969                    5,525                         -
-----------------------------------------------------------------------------------------------------------------------
                                             $  131,468               $   68,382                $   13,980
=======================================================================================================================

In June 1996, the Company entered into a joint venture agreement with Taiwan Semiconductor Manufacturing Co., Ltd., two other companies and several individual investors for the construction and operation of a semiconductor fabrication facility in Camas, Washington. The Company received an 18% equity ownership in the joint venture, known as WaferTech, in return for a $140 million investment. The investment was made in three installments. The first installment of $42 million was paid in fiscal 1996. A second installment of $42 million was paid in fiscal 1997 and the remaining installment of $56 million was paid in fiscal 1998 on November 3, 1997. In addition, the Company has an obligation to guarantee its pro rata share of debt incurred by WaferTech, up to a maximum for the Company of $45 million. The Company is applying the equity basis of accounting to this investment in WaferTech based on the Company's ability to exercise significant influence on the operating and financial policies of the joint venture. The operating results of this joint venture to date have not been material.

The Company has an equity investment in Chartered Semiconductor Manufacturing Pte., Ltd. in Singapore of approximately $21 million which represents a less than 5% ownership interest. The Company accounts for this investment under the cost method and therefore changes in the value of the investment are not recognized unless an impairment in the value of the investment is deemed by management to be "other than temporary."

Other investments consist primarily of long-term investments in debt and equity securities.

5.   ACCRUED LIABILITIES

Accrued liabilities at November 1, 1997, November 2, 1996 and October 28, 1995 consisted of the following:

                                                                       1997                  1996                  1995
=======================================================================================================================
                  Accrued compensation
                    and benefits                                  $  49,089             $  48,848             $  47,785
                  Other                                              26,355                27,801                18,054
-----------------------------------------------------------------------------------------------------------------------
                  Total accrued liabilities                       $  75,444             $  76,649             $  65,839
=======================================================================================================================

                              ANALOG DEVICES, INC.

6.   DEBT AND CREDIT FACILITIES

3 1/2% NOTES

On December 18, 1995, the Company completed a public offering of $230,000,000 of five-year 3 1/2% Convertible Subordinated Notes due December 1, 2000 with semiannual interest payments due on June 1 and December 1. The Notes are convertible, at the option of the holder, into the Company's common stock at any time, unless previously redeemed by the Company, at a conversion price of $20.938 per share, subject to adjustment in certain events.

6 5/8% NOTES

On March 11, 1993, the Company completed a public offering of $80 million of seven-year 6 5/8% Notes due March 1, 2000 with semiannual interest payments due on March 1 and September 1. Simultaneous with the sale of the Notes, the Company entered into an interest rate swap and cap agreement for the term of the Notes having a notional principal amount of $40 million whereby the effective net interest rate on $40 million of the Notes will be the six-month LIBOR rate (up to a maximum of 7%) plus 1.4%. For the year ended November 1, 1997, the net effective interest rate on $40 million of the Notes was 7.5% after giving effect to the interest rate swap agreement.

REVOLVING CREDIT AGREEMENT AND LINES OF CREDIT

The Company has a revolving credit agreement with several banks which commits them to lend up to $60,000,000. The credit agreement requires the Company to maintain stated minimum net worth and current ratio levels, plus a stated maximum ratio of total liabilities to net worth. In addition, the credit agreement restricts the aggregate of all cash dividend payments declared or made subsequent to November 2, 1996 to an amount not exceeding $150,000,000 plus 50% of the consolidated net income of the Company for the period from November 3, 1996 through the end of the Company's then most recent fiscal quarter. At November 1, 1997 this amount was equal to $239,110,000. At November 1, 1997, the Company was in compliance with all covenants under the credit agreement.


Long-term debt at November 1, 1997, November 2, 1996 and October 28, 1995 consisted of the following:
                                                          1997                  1996                  1995
==================================================================================================================
           3 1/2% Convertible Subordinated
              Notes due 2000                        $  230,000            $  230,000            $        -
           6 5/8% Notes due 2000                        80,000                80,000                80,000
------------------------------------------------------------------------------------------------------------------
           Long-term debt                           $  310,000            $  310,000            $   80,000
==================================================================================================================

Aggregate principal payments on long-term debt and short-term borrowings for the following fiscal years are: 2000-$80 million; and 2001-$230 million.

                              ANALOG DEVICES, INC.

7.  LEASE COMMITMENTS

The Company leases certain of its facilities and equipment under various operating and capital leases which expire at various dates through 2010. The lease agreements frequently include renewal and purchase provisions and require the Company to pay taxes, insurance and maintenance costs.

Total rental expense under operating leases was $13,058,000, $11,573,000 and $11,243,000 in 1997, 1996 and 1995, respectively.

The following is a schedule of future minimum lease payments under capital leases and rental payments required under long-term operating leases at November 1, 1997:

                                                              OPERATING                                         CAPITAL
FISCAL YEARS                                                     LEASES                                          LEASES
=======================================================================================================================
1998                                                          $  11,229                                       $  13,416
1999                                                             10,608                                          13,398
2000                                                              8,369                                          13,361
2001                                                              4,997                                           6,652
2002                                                              2,617                                           4,745
Later Years                                                       3,883                                           3,700
-----------------------------------------------------------------------------------------------------------------------
Total                                                         $  41,703                                          55,272
                                                              =========
Less amount representing interest                                                                                (4,687)
                                                                                                              ---------
Present value of minimum lease payments                                                                       $  50,585
                                                                                                              =========


Net property, plant and equipment includes the following for capital leases:

                                                                   1997                    1996                    1995
=======================================================================================================================
Land and buildings                                            $       -               $       -               $   1,828
Machinery and equipment                                          68,912                  61,793                     829
-----------------------------------------------------------------------------------------------------------------------
                                                                 68,912                  61,793                   2,657
Less accumulated amortization                                   (13,859)                 (4,198)                 (2,639)
-----------------------------------------------------------------------------------------------------------------------
Net capital leases                                            $  55,053               $  57,595               $      18
=======================================================================================================================


8.   COMMITMENTS AND CONTINGENCIES

LITIGATION

The Company was a defendant in two lawsuits brought in Texas by Texas Instruments, Inc. ("TI"), alleging patent infringement, including patent infringement arising from certain plastic encapsulation processes, and seeking an injunction and unspecified damages against the Company. The alleged infringement of one of these patents was also the subject matter of a proceeding brought by TI against the Company before the International Trade Commission ("ITC"). On January 10, 1994, the ITC brought an enforcement proceeding against the Company alleging that the Company had violated the ITC's cease and desist order of February 1992 (as modified in July 1993), which prohibited the Company's importation of certain plastic encapsulated circuits, and seeking substantial penalties against the Company for these alleged violations. In addition, in June 1992, the Company commenced a lawsuit against TI in Massachusetts alleging certain TI digital signal processors infringed one of the Company's patents. Effective April 1, 1995, the Company and TI settled both Texas lawsuits and the Massachusetts lawsuit principally by means of a royalty-free cross license of certain of the Company's and TI's patents.

                              ANALOG DEVICES, INC.

On April 25, 1995, the Company filed with the ITC a motion to terminate the ITC enforcement proceeding on the grounds that further action by the ITC was unnecessary in light of the Company's settlement with TI. On May 8, 1995, an Administrative Law Judge issued a recommended determination to the ITC to grant the Company's motion to terminate the ITC proceeding. The investigative office of the ITC opposed the motion, claiming that, notwithstanding the Company's settlement with TI, the Company's alleged violation of the ITC's cease and desist order warranted the imposition of substantial penalties. On September 11, 1996, the ITC adopted the determination of the Administrative Law Judge to terminate the enforcement proceeding and referred to the Department of Justice by letter certain allegations that the Company made false representations in reports filed with the ITC. The Company advised the Department of Justice that it has consistently and vigorously denied such allegations during the entire course of the proceedings before the ITC and the Department of Justice informed the Company that its statement would be considered in connection with any action it may take on the matter. The Company is aware of no further activity by the Department of Justice, and is unable to determine whether further activity will occur regarding the foregoing matter.

In addition, from time to time as a normal incidence of the nature of the Company's business, various claims, charges and litigation are asserted or commenced against the Company arising from or related to contractual matters, patents, trademarks, personal injury, environmental matters and product liability. Such litigation includes patent infringement actions brought against the Company by Sextant Avionique, S.A. in France and the United States and Commissariat A. L'energie Atomique C.E.A. in France, claiming that the Company's accelerometer infringes certain patents. In the French proceeding commenced by Sextant Avionique, S.A., the French court has found that the Company has infringed Sextant's French patents, and therefore, unless the decision is reversed, the Company will be unable to manufacture or sell any infringing accelerometers in France. The Company does not believe that this decision will have any material adverse effect on its consolidated financial position or consolidated results of operations. As to other pending litigation, the Company can give no assurance that it will prevail; however, the Company does not believe that these matters will have a material adverse effect on the Company's consolidated financial position or consolidated results of operations. However, an adverse resolution could have an adverse effect on the Company's consolidated results of operations in the quarter in which these matters are resolved.

IRISH GRANTS

The Company's manufacturing facility in Limerick, Ireland has received operating and capital grants from Ireland's Industrial Development Authority. A liability to repay up to $18 million of the grants received by the Company would arise in the unlikely event the Company should discontinue its Irish operations prior to the commitment periods noted in the grant agreements which expire at various dates through 2006.

WAFER SUPPLY AGREEMENTS

In fiscal 1997, in accordance with a previous agreement, the Company paid $12 million to Chartered Semiconductor Manufacturing Pte., Ltd. for a total deposit of $20 million. This deposit is classified in the balance sheet line item "Other assets." Under the terms of this agreement, the deposit will guarantee access to certain quantities of sub-micron wafers through fiscal 2000. If the Company does not purchase the minimum quantities under the agreement, the deposit will be forfeited for the value of the wafer shortfall up to the total amount of $20 million. At the end of the agreement term, the Company's deposit will be returned, net of any forfeitures.

9.  STOCKHOLDERS' EQUITY

COMMON STOCK

In March 1997, the stockholders approved an amendment to the Company's Articles of Organization to increase the authorized number of shares of common stock from 450,000,000 to 600,000,000.

                              ANALOG DEVICES, INC.

STOCK PLANS

The 1988 Stock Option Plan provides for the issuance of nonstatutory and incentive stock options to purchase up to 29,900,000 shares of common stock. Under this plan, options may be granted to selected employees of the Company and its subsidiaries at a price not less than 100% of the fair market value of the underlying stock on the date of grant. The Company's 1980 Stock Option Plan was terminated upon adoption of the 1988 Stock Option Plan; however, options to purchase common stock remain outstanding under that plan.

While the Company may grant options to employees which become exercisable at different times or within different periods, the Company has generally granted options to employees which are exercisable on a cumulative basis in annual installments of 33 1/3% each on the third, fourth and fifth anniversaries of the date of grant.

Under the 1994 Director Option Plan, each nonemployee director is granted annually for four years a nonstatutory option to purchase 10,500 shares of common stock at an exercise price equal to the fair market value on the date of grant. A total of 400,000 shares of common stock may be issued under this plan. These options are exercisable on a cumulative basis in annual installments of 33 1/3% each on the first, second and third anniversaries of the date of grant. The Company also has options outstanding under the 1992 Director Option Plan and the 1989 Director Stock Option Plan. Options granted under these plans are exercisable on a cumulative basis in annual installments of 33 1/3% each on the third, fourth and fifth anniversaries of the date of grant.

Information with respect to activity under the stock option plans is set forth below:

                                                                                         OPTIONS OUTSTANDING
                                                            SHARES                 ---------------------------------
                                                         AVAILABLE                                  WEIGHTED AVERAGE
STOCK OPTION ACTIVITY                                    FOR GRANT                  NUMBER           PRICE PER SHARE
=======================================================================================================================
Balance, October 29, 1994                                    7,743                  12,593                  $  4.40
-----------------------------------------------------------------------------------------------------------------------
Shares authorized for 1994 Director Stock Option Plan          400                       -                     -
Options granted                                             (3,550)                  3,550                  $ 10.39
Options exercised                                                -                  (1,416)                 $  2.80
Options canceled (1)                                           495                    (524)                 $  5.70
Shares canceled upon termination of
  1992 Director Option Plan                                    (91)                      -                     -
-----------------------------------------------------------------------------------------------------------------------
Balance, October 28, 1995                                    4,997                  14,203                  $  6.01
-----------------------------------------------------------------------------------------------------------------------
Additional shares authorized for 1988 Stock Option Plan      9,200                       -                     -
Options granted                                             (3,881)                  3,901                  $ 16.22
Options exercised                                                -                  (2,072)                 $  2.80
Options canceled (1)                                           451                    (454)                 $ 10.37
-----------------------------------------------------------------------------------------------------------------------
Balance, November 2, 1996                                   10,767                  15,578                  $  8.87
-----------------------------------------------------------------------------------------------------------------------
Options granted                                             (4,081)                  4,081                  $ 23.33
Options exercised                                                -                  (2,432)                 $  4.21
Options canceled (1)                                           312                    (322)                 $ 14.13
-----------------------------------------------------------------------------------------------------------------------
Balance, November 1, 1997                                    6,998                  16,905                  $ 12.92
=======================================================================================================================

(1) Options canceled which were originally issued from the 1988 Stock Option Plan and the 1994 Director Option Plan are available for subsequent grants. The remaining options canceled in 1997, 1996 and 1995 were issued from the 1980 Stock Option and 1992 Director Option Plans under which no further options will be granted.

                              ANALOG DEVICES, INC.

At November 1, 1997, options to purchase 3,434 shares of common stock were exercisable (3,588 at November 2, 1996 and 3,979 at October 28, 1995).

The following table summarizes information about options outstanding at November 1, 1997:

                                    OUTSTANDING OPTIONS                                  OPTIONS EXERCISABLE
                      --------------------------------------------------             ------------------------------
                                        WEIGHTED AVERAGE        WEIGHTED                                   WEIGHTED
RANGE OF                       NUMBER          REMAINING         AVERAGE                  NUMBER            AVERAGE
EXERCISE               OUTSTANDING AT        CONTRACTUAL        EXERCISE             EXERCISABLE           EXERCISE
PRICE                         11/1/97       LIFE (YEARS)           PRICE              AT 11/1/97              PRICE
-----------------------------------------------------------------------------------------------------------------------
$   1.96 - $  6.63              2,771               4.02        $   3.03                   2,726           $  2.98
$   7.04 - $ 13.44              6,434               6.69        $   8.88                     679           $  7.81
$  14.63 - $ 20.25              3,707               8.10        $  16.32                      23           $ 17.59
$  20.44 - $ 26.75              3,905               9.31        $  23.08                       6           $ 24.53
$  27.38 - $ 34.63                 88               9.70        $  30.38                       -           $  -
-----------------------------------------------------------------------------------------------------------------------
$   1.96 - $ 34.63             16,905               7.18        $  12.92                   3,434           $  4.07
=======================================================================================================================

The Company has an employee stock purchase plan ("ESPP") that allows eligible employees to purchase, through payroll deductions, shares of the Company's common stock at 85% of the fair market value at specified dates. Employees purchased 579,200 shares in 1997 (664,200 and 835,700 in 1996 and 1995, respectively) for $10.2 million ($9.0 million and $6.9 million in 1996 and 1995, respectively). At November 1, 1997, 964,200 common shares remained available for issuance under the stock purchase plan.

Under the 1991 Restricted Stock Plan, a maximum of 2,700,000 shares of common stock was authorized for awards by the Company to key employees for nominal consideration. This plan succeeded the Company's 1978 Restricted Stock Plan which provided for the issuance of up to 7,372,800 shares of common stock. Shares awarded from both plans are restricted as to transfer, usually for a period of five years and, under certain conditions, may be subject to repurchase by the Company at the original purchase price per share. Shares awarded under the Company's restricted stock plans, net of cancellations, for 1997, 1996 and 1995 were 168,000, 212,000 and 20,000, respectively. The fair market value of the shares at the date of award was accounted for as deferred compensation and is being amortized over the restricted period. During 1997, 1996 and 1995, $2,309,000, $1,949,000 and $1,672,000, respectively, of such compensation was charged to expense. At November 1, 1997, there were 815,000 shares of common stock available for issuance under the 1991 Restricted Stock Plan.


As of November 1, 1997, a total of 36,647,062 common shares were reserved for issuance under the Company's stock plans.

STOCK-BASED COMPENSATION

As permitted under Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," the Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations, in accounting for stock-based awards to employees. Under APB 25, the Company generally recognized no compensation expense with respect to such awards.

                              ANALOG DEVICES, INC.

Pro forma information regarding net income and earnings per share is required by FAS 123 for awards granted after October 28, 1995 as if the Company had accounted for its stock-based awards to employees under the fair value method of FAS 123. The fair value of the Company's stock-based awards to employees was estimated using a Black-Scholes option pricing model. The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. Because the Company's stock-based awards to employees have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock-based awards to employees. The fair value of the Company's stock-based awards to employees was estimated assuming no expected dividends and the following weighted average assumptions:

                                                           OPTIONS                             ESPP
                                                   ----------------------             -----------------------
                                                   1997              1996             1997              1996
-----------------------------------------------------------------------------------------------------------------------
         Expected life (years)                      6.2               6.2              1.0               1.0
         Expected stock price volatility           47.7%             43.5%            56.0%             55.8%
         Risk-free interest rate                    6.2%              5.7%             5.8%              5.8%
-----------------------------------------------------------------------------------------------------------------------

The following is a summary of weighted average grant date values generated by application of the Black-Scholes model:

                                                                              WEIGHTED AVERAGE GRANT DATE VALUE
                                                                                      1997              1996
-----------------------------------------------------------------------------------------------------------------------
         Stock option plans                                                         $ 12.68             $8.36
         ESPP                                                                       $  9.53             $7.37
-----------------------------------------------------------------------------------------------------------------------

As required under FAS 123, the reported net income and earnings per share have been presented to reflect the impact had the Company been required to include the amortization of the Black-Scholes option value as expense. For purposes of this disclosure, the estimated fair value of the options is amortized to expense over the options' vesting periods. The Company's pro forma information follows:

                                                                                      1997              1996
-----------------------------------------------------------------------------------------------------------------------
Pro forma net income                                                                $170,173         $170,717
Pro forma earnings per share                                                           $0.97            $1.00
-----------------------------------------------------------------------------------------------------------------------

The effects on pro forma disclosures of applying FAS 123 are not likely to be representative of the effects on pro forma disclosures of future years. Because FAS 123 is applicable only to options granted subsequent to October 28, 1995, the pro forma effect will not be fully reflected until 2000.

PREFERRED STOCK

The Company has 500,000 authorized shares of $1.00 par value Preferred Stock. The Board of Directors is authorized to fix designations, relative rights, preferences and limitations on the preferred stock at the time of issuance.

COMMON STOCK PURCHASE RIGHTS

In 1988, the Board of Directors adopted a Stockholder Rights Plan which was amended in 1989. Pursuant to the Stockholder Rights Plan, each share of common stock has an associated right. Under certain circumstances, each right entitles the holder to purchase from the Company one share of common stock at an exercise price of $20.00 per share, subject to adjustment.

                              ANALOG DEVICES, INC.

The rights are not exercisable and cannot be transferred separately from the common stock until ten days after a person acquires 20% or more or makes a tender offer for 30% or more of the Company's common stock. If, after the rights become exercisable, (i) any person becomes the owner of 20% or more of the Company's common stock, or (ii) the Company is the surviving entity in a merger with a 20% or more stockholder, or (iii) a 20% or more stockholder engages in certain "self-dealing" transactions with the Company, each right not owned by such person will entitle its holder to purchase, at the right's exercise price, common stock having a value of two times the exercise price of the right. In addition, if the Company is either (i) acquired in a merger or other business combination in which the Company is not the surviving entity, or (ii) sells or transfers 50% or more of its assets or earning power to another party, each right will entitle its holder to purchase, upon exercise, common stock of the acquiring Company having a value equal to two times the exercise price of the right.

The rights have certain anti-takeover effects, in that they would cause substantial dilution to a person or group that attempts to acquire a significant interest in the Company on terms not approved by the Board of Directors. The rights expire on February 12, 1998 but may be redeemed by the Company for $.0067 per right at any time prior to the tenth day following a person's acquisition of 20% or more of the Company's common stock. So long as the rights are not separately transferable, the Company will issue one right with each new share of common stock issued.

10.  RETIREMENT PLANS

The Company and its subsidiaries have various savings and retirement plans covering substantially all employees. The Company maintains a defined contribution plan for the benefit of its eligible United States employees. This plan provides for Company contributions of up to 5% of each participant's total eligible compensation. In addition, the Company contributed an amount equal to each participant's contribution, if any, up to a maximum of 2% of each participant's total eligible compensation. During fiscal 1996, the Company's contributions increased to match an additional 50% of employee contributions between 2% and 4% of total eligible compensation. The Company also has various defined benefit pension and other retirement plans for certain foreign employees that are consistent with local statutes and practices. The total expense related to all of the Company's retirement plans in 1997, 1996 and 1995 was $19 million, $17 million and $14 million, respectively, which primarily consists of costs related to the domestic defined contribution plan. Also included in total expense is pension expense related to foreign defined benefit plans of approximately $3 million for 1997, 1996 and 1995. Summary data related to these foreign plans at November 1, 1997 is as follows: accumulated benefit obligation, substantially vested, of $26 million; projected benefit obligation of $51 million; plan assets at fair value of $51 million; discount rates ranging from 4% to 12%; compensation increase rates ranging from 3% to 10% and expected rate of return on assets ranging from 0% to 13%.

                              ANALOG DEVICES, INC.

11.  INCOME TAXES

The reconciliation of income tax computed at the U.S. federal statutory rates to income tax expense is as follows:

                                                                                       LIABILITY METHOD
                                                                                       ----------------
                                                                               1997          1996           1995
-----------------------------------------------------------------------------------------------------------------------
U.S. federal statutory tax rate                                               35.0%         35.0%          35.0%
Income tax provision reconciliation:
   Tax at statutory rate                                                 $   82,578    $   80,759      $  55,803
   Irish income subject to lower tax rate                                   (19,880)      (17,813)       (13,436)
   Change in valuation allowance                                             (1,835)       (2,641)             -
   State income taxes, net of federal benefit                                   964         1,338          1,833
   Research and development tax credits                                      (5,000)       (1,300)          (325)
   Foreign Sales Corporation                                                 (3,161)       (3,575)        (3,200)
   Amortization of goodwill                                                     528           506            503
   Net foreign tax in excess of (less than)
     U.S. federal statutory tax rate                                          2,765           957         (1,076)
   Other, net                                                                   701           608             63
-----------------------------------------------------------------------------------------------------------------------
     Total income tax provision                                          $   57,660    $   58,839      $  40,165
=======================================================================================================================

For financial reporting purposes, income before income taxes includes the following components:

                                                                               1997             1996              1995
-----------------------------------------------------------------------------------------------------------------------
Pretax income:
   Domestic                                                              $   84,599       $  101,760        $   76,230
   Foreign                                                                  151,280          128,980            83,205
-----------------------------------------------------------------------------------------------------------------------
                                                                         $  235,879       $  230,740        $  159,435
=======================================================================================================================

The components of the provision for income taxes are as follows:

                                                                               1997             1996              1995
-----------------------------------------------------------------------------------------------------------------------
Current:
   Federal                                                               $   35,500       $   34,278        $   32,860
   Foreign                                                                   26,811           15,737            16,734
   State                                                                      1,483            2,100             2,820
-----------------------------------------------------------------------------------------------------------------------
Total current                                                            $   63,794       $   52,115        $   52,414
=======================================================================================================================

Deferred (prepaid):
   Federal                                                               $   (3,364)      $    1,318        $  (10,887)
   Foreign                                                                   (2,770)           5,406            (1,362)
-----------------------------------------------------------------------------------------------------------------------
Total deferred (prepaid)                                                 $   (6,134)      $    6,724        $  (12,249)
=======================================================================================================================

The Company's practice is to reinvest indefinitely the earnings of certain international subsidiaries. Accordingly, no U.S. income taxes have been provided for approximately $470,468,000 of unremitted earnings of international subsidiaries.

The Company has recorded a valuation allowance to reflect the estimated amount of deferred tax assets that may not be realized due to the expiration of book and tax capital losses. For tax purposes, the Company has a capital tax loss carryforward of approximately $13,009,000 expiring through the year 2002. The balance for the valuation allowance for deferred assets was $5.6 million at November 1, 1997, $7.4 million at November 2, 1996 and $10.0 million at October 28, 1995.

                              ANALOG DEVICES, INC.

The significant components of the Company's deferred tax assets and liabilities for the fiscal years ended November 1, 1997, November 2, 1996 and October 28, 1995 are as follows:

                                                                                   1997            1996           1995
-----------------------------------------------------------------------------------------------------------------------
Deferred tax assets:
   Inventory reserves                                                         $  21,734       $  20,061      $  18,309
   Capital loss carryover                                                         5,559           7,394          8,513
   Deferred income on shipments to distributors                                  13,601          12,518          7,898
   Reserves for compensation and benefits                                         6,965           5,330          4,274
   Restricted stock                                                               2,689           1,893          2,031
   Intercompany profits in foreign inventories                                    4,973           3,965          5,335
   Reserve for bad debts                                                          6,508           2,242          1,171
   Foreign tax credits                                                            1,795             381          2,301
   Other                                                                          2,289           1,739          4,646
-----------------------------------------------------------------------------------------------------------------------
     Total gross deferred tax assets                                             66,113          55,523         54,478
     Valuation allowance for deferred tax assets                                 (5,559)         (7,394)       (10,035)
-----------------------------------------------------------------------------------------------------------------------
       Total deferred tax assets                                              $  60,554       $  48,129      $  44,443
-----------------------------------------------------------------------------------------------------------------------
Deferred tax liabilities:
   Depreciation                                                               $ (26,533)      $ (20,242)     $  (9,832)
-----------------------------------------------------------------------------------------------------------------------
     Total gross deferred liabilities                                         $ (26,533)      $ (20,242)     $  (9,832)
-----------------------------------------------------------------------------------------------------------------------
       Net deferred tax assets                                                $  34,021       $  27,887      $  34,611
=======================================================================================================================

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS


The Board of Directors and Stockholders
Analog Devices, Inc.

We have audited the accompanying consolidated balance sheets of Analog Devices, Inc. as of November 1, 1997, November 2, 1996 and October 28, 1995, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended November 1, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Analog Devices, Inc. at November 1, 1997, November 2, 1996 and October 28, 1995, and the consolidated results of its operations and its cash flows for each of the three years in the period ended November 1, 1997, in conformity with generally accepted accounting principles.


                                                /s/  Ernst & Young LLP
                                                ------------------------------


Boston, Massachusetts
December 2, 1997

                              ANALOG DEVICES, INC.

                 SUPPLEMENTARY FINANCIAL INFORMATION (UNAUDITED)


Quarterly financial information for fiscal 1997 and fiscal 1996 (thousands of dollars except as noted):

                                    4Q97       3Q97       2Q97       1Q97       4Q96       3Q96       2Q96       1Q96
-----------------------------------------------------------------------------------------------------------------------
Net sales                         332,479    318,139    300,813    292,063    304,647    305,042    303,328    280,769
-----------------------------------------------------------------------------------------------------------------------
Cost of sales                     164,336    158,816    150,544    148,621    152,121    152,331    150,362    138,219
Gross margin                      168,143    159,323    150,269    143,442    152,526    152,711    152,966    142,550
   % of sales                        51%        50%        50%        49%        50%        50%        50%        51%
-----------------------------------------------------------------------------------------------------------------------
Operating expenses:
   Research and development        52,781     49,895     47,768     45,704     46,498     45,569     44,848     40,857
   Selling, marketing, general
     and administrative            50,684     48,939     46,859     45,131     48,460     48,562     50,017     48,803
-----------------------------------------------------------------------------------------------------------------------
Total operating expenses          103,465     98,834     94,627     90,835     94,958     94,131     94,865     89,660
   % of sales                        31%        31%        31%        31%        31%        31%        31%        32%
-----------------------------------------------------------------------------------------------------------------------
Operating income                   64,678     60,489     55,642     52,607     57,568     58,580     58,101     52,890
   % of sales                        20%        19%        19%        18%        19%        19%        19%        19%
-----------------------------------------------------------------------------------------------------------------------
Nonoperating expenses (income):
   Interest expense                 2,804      2,950      2,973      3,780      3,155      3,266      3,040      1,828
   Interest income                 (4,642)    (4,166)    (3,976)    (3,394)    (4,141)    (3,688)    (4,807)    (3,899)
   Other                              325        413        477         (7)       626       (181)       417        783
-----------------------------------------------------------------------------------------------------------------------
Total nonoperating
   (income) expense                (1,513)      (803)      (526)       379       (360)      (603)    (1,350)    (1,288)
-----------------------------------------------------------------------------------------------------------------------
Income before income taxes         66,191     61,292     56,168     52,228     57,928     59,183     59,451     54,178
   % of sales                        20%        19%        19%        18%        19%        19%        20%        19%
-----------------------------------------------------------------------------------------------------------------------
Provision for income taxes         15,238     15,323     14,051     13,048     13,908     15,387     15,458     14,086
-----------------------------------------------------------------------------------------------------------------------
Net income                         50,953     45,969     42,117     39,180     44,020     43,796     43,993     40,092
   % of sales                        15%        14%        14%        13%        14%        14%        15%        14%
   Per share                          .29        .27        .25        .23        .26        .26        .26        .25
-----------------------------------------------------------------------------------------------------------------------
Shares used to compute
   earnings per share
   (in thousands)                 179,408    177,773    176,721    175,950    174,082    172,921    172,576    165,576
-----------------------------------------------------------------------------------------------------------------------