Form 10-K, Exhibit 13
period 1998-10-31
ANALOG DEVICES INC
filed 1999-01-28
CIK 6281

                                                                    Exhibit 13.1


                               MANAGEMENT ANALYSIS

COMPANY OVERVIEW

Analog Devices, Inc. (Analog, ADI or the Company) is a semiconductor company that designs, manufactures and markets precision high-performance integrated circuits (ICs) used in analog and digital signal processing (DSP). Virtually all of ADI's products are components, which are typically incorporated by original equipment manufacturers (OEMs) in a wide range of equipment and systems for use in communications, computer, industrial, instrumentation, military/aerospace, automotive and high-performance consumer electronics applications.

The Company's principal products include general-purpose, standard-function analog and mixed-signal ICs and DSP ICs. DSP ICs include general-purpose digital signal processing ICs and application-specific devices that typically incorporate analog and mixed-signal circuitry and a DSP core.

The Company sells its products worldwide through a direct sales force, third-party industrial distributors and independent sales representatives. Approximately 50% of fiscal 1998 revenue was derived from customers in North America, while most of the balance was derived from customers in Western Europe and the Far East.

RESULTS OF OPERATIONS

Sales were $1,231 million in fiscal 1998, $1,243 million in fiscal 1997 and $1,194 million in fiscal 1996. Demand in fiscal 1998 started off strong and declined in the second half of the year, due to a cyclical downturn in the semiconductor industry. As a result, sales in 1998 declined 1% from the prior year. However, excluding sales from the disk drive IC business, which was disposed of early in 1998, sales increased by 3% year on year.

Sales of analog IC products increased 5% during fiscal 1998 and 8% during fiscal 1997. The majority of the analog IC product revenue increase in both of these years was attributable to the increasing use of analog ICs in the growing communications, computer and computer peripherals markets, offset by a decline in revenue in industrial markets. Analog IC revenue represented between 70% and 75% of the Company's total revenue during fiscal 1998, 1997 and 1996.

DSP IC product sales declined 7% during fiscal 1998, primarily due to a decline in sales of Global System for Mobile Communications (GSM) cellular phone chipsets. Excluding the impact of the reduction of GSM revenue, DSP IC revenue increased 32% in fiscal 1998. In fiscal 1997, DSP IC revenue declined 13% primarily as a result of a decline in sales of computer audio products, GSM chipsets and products used in automatic test equipment. DSP IC revenue was between 18% and 23% of the Company's total revenue during fiscal 1998, 1997 and 1996.

Sales of micromachined products represented less than 5% of the Company's revenue in fiscal 1998, 1997 and 1996.

Sales of assembled products declined from 5% in fiscal 1996 to less than 5% of the Company's total revenue during fiscal 1998 and fiscal 1997. Assembled products include multi-chip modules, hybrids and printed circuit board modules.

In fiscal 1998, sales to North American customers increased significantly over fiscal 1997, principally as a result of increased sales of analog IC products. Sales in Europe declined from the prior year as GSM sales declined. Sales in Japan remained essentially flat in comparison to the prior year. Sales declined in other Southeast Asian countries, primarily due to the decline in sales of disk drive IC products (as a result of the sale of that business in early 1998), offset by increases in the sales of analog IC products.

Sales in North America increased from fiscal 1996 to fiscal 1997 as a result of an increase in sales of analog IC products. Sales in Europe and Japan remained essentially flat from fiscal 1996 to fiscal 1997. Sales declines in Southeast Asia (SEA) from fiscal 1996 to fiscal 1997 were the result of a decline in computer audio sales partially offset by an increase in sales of analog IC products in the region.

Gross margin declined to 47.8% of sales in fiscal 1998, from 49.9% in fiscal 1997. This decline was principally due to a reduction in demand in 1998, which caused the Company to reduce production rates, particularly in the second half of the year. The gross margin ratio in fiscal 1997 remained essentially flat in comparison to fiscal 1996. It is anticipated that gross margin will be adversely impacted by lower production rates until sales growth resumes.

Research and development (R&D) expenses increased approximately 12% in fiscal 1998 to $219 million, or 17.8% of sales. This increase was due to the continued development of innovative products and processes and higher spending in the development of new products and technologies targeted for the communications, computer and automotive markets, including initiatives in general-purpose digital signal processing, ICs for modem and wireless communications applications, RF signal processing, broadband wired communications, micromachining technology and accelerometer products. The Company believes that a continued commitment to research and development is essential in order to maintain product leadership in its existing products and to provide innovative new product offerings, and therefore expects to continue to make significant investments in research and development in the future. However, because of the decline in demand in the second half of fiscal 1998, the Company decided to curtail further increases in R&D spending. In fiscal 1997, R&D expenses increased 10% to $196 million or 15.8% of sales, up from 14.9% in fiscal 1996.

Selling, marketing, general and administrative (SMG&A) expenses were $207 million in fiscal 1998, an increase of $15 million from the $192 million recorded in the prior year. This increase was primarily attributable to a $6 million charge related to the realignment of the Company's sales and distribution organizations, and an $8 million charge related to collection difficulties the Company experienced with customers whose business and financing had been adversely affected by the Southeast Asian economic situation. As a result, SMG&A expense as a percentage of sales increased from 15.4% in fiscal 1997 to 16.9% in fiscal 1998. In fiscal 1997, SMG&A expenses decreased by $4 million from the $196 million incurred in fiscal 1996 and represented 15.4 % of sales, down from 16.4% in fiscal 1996.

During fiscal 1998, the Company completed the sale of its disk drive IC business to Adaptec, Inc. The Company received approximately $27 million in cash for the disk drive product line and, after providing for the write-off of inventory, fixed assets and other costs incurred to complete the transaction, recorded a net gain of approximately $13 million. The Company also entered into other arrangements with Adaptec that provide for payments to the Company aggregating $13 million, of which $10 million was earned in fiscal 1998, for assisting Adaptec in research and development efforts.

The Company recorded a restructuring charge of $17 million during the third quarter of fiscal 1998. Of this charge, $7 million related to a worldwide workforce reduction of approximately 350 employees, which was completed during the fourth quarter of fiscal 1998, in the manufacturing, selling and general and administrative areas. This action is expected to result in annual savings of approximately $10 million. In addition, the Company performed a review of its business strategy and concluded that the key to success in the DSP market is to focus on opportunities in the general-purpose DSP market that can provide consistent growth, while at the same time being more selective in pursuing vertical market DSP opportunities. As a result of this review, the Company scaled back its efforts in some of the higher volume, lower margin, shorter life cycle product areas and wrote off $10 million, which was the carrying value of specific assets associated with these businesses.

Including the impact of both the restructuring charge and the net gain on the sale of the disk drive IC business, the Company's operating income was 12.8% of sales for fiscal 1998, compared to 18.8% for fiscal 1997. The Company's operating income was 19.0% of sales for fiscal 1996.

The Company's equity interest in the WaferTech facility resulted in a loss of $9.8 million in fiscal 1998, compared to income of $0.2 million in fiscal 1997. This change was a result of increased costs incurred by WaferTech as they ramped up their facility during fiscal 1998.

Due to a shift in the mix of worldwide income and the utilization of $5.6 million capital loss carryforwards for tax purposes, the effective income tax rate decreased to 20.6% in fiscal 1998, from 24.4% in fiscal 1997. Accordingly, the Company's valuation allowance was reduced from $5.6 million at November 1, 1997 to $0 at October 31, 1998.

In the fourth quarter of fiscal 1998, the Company changed its accounting method for recognizing revenue on all shipments to international distributors and certain shipments to domestic distributors. The change was made with an effective date of November 2, 1997 (the beginning of fiscal 1998). While the Company has historically deferred revenue on most shipments made to domestic distributors until the products were resold by the distributors to end users, it recognized revenue on shipments to international distributors and certain shipments to domestic distributors upon shipment to the distributors, net of appropriate reserves for returns and allowances. As a result of this accounting change, revenue recognition on shipments to distributors worldwide will be deferred until the products are resold to the end users. The Company believes that deferral of revenue on shipments to distributors and related gross margin until the product is shipped by the distributors is a more meaningful measurement of results of operations because it better conforms to the substance of the transaction considering the changing business environment in the international marketplace; is consistent with industry practice; and will, accordingly, better focus the entire organization on sales to end users and, therefore, is a preferable method of accounting. The cumulative effect in prior years of the change in accounting principle was a charge of approximately $37 million (net of $20 million of income taxes) or $0.21 per diluted share.

Net income before the cumulative effect of the change in accounting principle decreased 33% to $119 million and diluted earnings per share was $0.71 for fiscal 1998. Net income after the cumulative effect of the change in accounting principle decreased 54% to $82 million and diluted earnings per share was $0.50 for fiscal 1998. Net income was $178 million in fiscal 1997 and $172 million in fiscal 1996 and diluted earnings per share was $1.04 in fiscal 1997 and $1.03 in fiscal 1996.

Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" will be adopted in the first quarter of fiscal 1999 and the Company will provide the additional disclosure as required. Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" also requires adoption in fiscal 1999 and the Company is in the process of determining the effects of this disclosure on its consolidated financial statements. In February 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 132, "Pension and Other Postretirement Benefit Plans", which requires adoption in fiscal 1999 and the Company will provide additional disclosure as required. In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, (FAS 133), "Accounting for Derivative Instruments and Hedging Activities", which requires adoption in periods beginning after June 15, 1999 and earlier adoption is permitted. The Company has not determined the timing of the adoption of FAS 133 or the impact of such adoption on its financial statements. In March 1998, Statement of Position, (SOP), 98-1 "Accounting for the Cost of Computer Software Developed for or Obtained for Internal Use" was issued. The Company is required to adopt SOP 98-1 in fiscal 2000. The Company has not determined the timing of the adoption of SOP 98-1 or the impact of such adoption on its financial statements.

The impact of inflation on the Company's business during the past three years has not been significant.


LIQUIDITY AND CAPITAL RESOURCES

At October 31, 1998, the Company had $305 million of cash, cash equivalents and short-term investments compared to $341 million at November 1, 1997. The Company's operating activities generated net cash of $225 million, or 18% of sales, and $286 million, or 23% of sales, in fiscal 1998 and fiscal 1997, respectively. Investing activities used $187 million in fiscal 1998 and $226 million in fiscal 1997 while financing activities used $62 million in fiscal 1998 and generated $15 million in fiscal 1997. The Company's primary source of funds in fiscal 1998 and fiscal 1997 was net cash generated by operations.

Accounts receivable of $207 million at the end of fiscal 1998 decreased $49 million or 19% from $256 million at the end of fiscal 1997. This decrease resulted principally from a $35 million decrease in sales from the fourth quarter of fiscal 1997 to the fourth quarter of fiscal 1998 and a reduction in the number of days sales outstanding from 70 at the end of fiscal 1997 to 63 at the end of fiscal 1998. As a percentage of annualized fourth quarter sales, accounts receivable was 17.4% at the end of fiscal 1998, down from 19.2% at the end of fiscal 1997.

Inventories rose $49 million or 22% over the prior year to $275 million at the end of fiscal 1998. Inventories as a percentage of annualized fourth quarter sales increased to 23% for the year ended October 31, 1998 from 17% for the year ended November 1, 1997. Most of the increase occurred in the first half of fiscal 1998 in anticipation of increased demand. When demand declined in the second half of fiscal 1998, production rates were curtailed and the inventory levels were held relatively flat.

Accounts payable and accrued liabilities at the end of fiscal 1998 decreased $34 million or 20% compared to the balance at the end of fiscal 1997, due principally to decreased expense activity related to lower revenue and tighter cost constraints as well as decreased capital expenditures in the fourth quarter of fiscal 1998 when compared to the year earlier period.

The Company continued to improve its manufacturing facilities during fiscal 1998 and incurred capital expenditures of $167 million during the year, down from the $179 million incurred in fiscal 1997. The Company currently plans to make capital expenditures of approximately $100 million in fiscal 1999, primarily in connection with the continued improvement of its manufacturing facilities. Depreciation expense is expected to increase to approximately $140 million in fiscal 1999.

During fiscal 1998, the Company made the final payment of $56 million in accordance with a previous joint venture agreement with Taiwan Semiconductor Manufacturing Co., Ltd., (TSMC), and other investors for the construction and operation of a semiconductor fabrication facility in Camas, Washington. For a total investment of $140 million, the Company acquired an 18% equity ownership in the joint venture, known as WaferTech. The first installment of $42 million was paid in fiscal 1996, and the second installment of $42 million was paid in fiscal 1997. Subsequent to the year ended October 31, 1998, the Company concluded an agreement to sell 14% of its 18% equity ownership in WaferTech, for cash equal to the carrying value of the 14% equity ownership at October 31, 1998, to other WaferTech partners. This sale is expected to be completed by the end of the first quarter of fiscal 1999.

In fiscal 1998, financing activities used cash of $62 million and this included $84 million used to buy back 4.4 million shares of the Company's common stock at an average price of $19.13 per share. In May and October 1998, the Board of Directors authorized the Company to repurchase up to 4 million and 8 million shares, respectively, of common stock over the succeeding 12 months. The issuance of common stock under stock purchase and stock option plans generated cash of $28 million, and $12 million of cash was used for the repayment of capital lease obligations.

At October 31, 1998, the Company's principal sources of liquidity included $305 million of cash, cash equivalents and short-term investments. Short-term investments at the end of fiscal 1998 consisted of commercial paper, certificates of deposit and Euro time deposits with maturities greater than three months and less than six months at the time of acquisition. The Company also has various lines of credit both in the U.S. and overseas, including a $60 million credit facility in the U.S. which expires in 2000, all of which were substantially unused at the end of fiscal 1998. At the end of fiscal 1998, the Company's debt-to-equity ratio was 31%.

The Company believes that its existing sources of liquidity and cash expected to be generated from future operations, together with current and anticipated available long-term financing, will be sufficient to fund operations, capital expenditures and research and development efforts for the foreseeable future.

QUALITATIVE AND QUANTITATIVE DISCLOSURE ABOUT MARKET RISK

The Company has fixed rate debt obligations and related interest rate swap and cap agreements. An increase in interest rates would not significantly increase interest expense due to the fixed nature of the Company's debt obligations. Because of the size and structure of these obligations, a 100 basis point increase in interest rates would not result in a material change in the Company's interest expense or the fair value of the debt obligations and related interest rate swap and cap agreements. The fair value of the Company's investment portfolio or related interest income would not be significantly impacted by either a 100 basis point increase or decrease in interest rates due mainly to the short-term nature of the major portion of the Company's investment portfolio and the relative insignificance of interest income to consolidated pre-tax income, respectively.

As more fully described in Note 2 (g) in the Notes to the Company's Consolidated Financial Statements, the Company regularly hedges its non-U.S. dollar-based exposures by entering into forward foreign exchange contracts, foreign currency option contracts and currency swap agreements. The terms of these contracts typically are for periods matching the duration of the underlying exposure and generally range from three months up to one year. The short-term nature of these contracts has resulted in these instruments having insignificant fair values at October 31, 1998 and November 1, 1997. The Company's largest foreign currency exposure is against the Japanese yen, primarily because Japan has a higher proportion of local currency denominated sales. Relative to foreign currency exposures existing at October 31, 1998 and November 1, 1997, a 10% unfavorable movement in foreign exchange rates would not expose the Company to significant losses in earnings or cash flows or significantly diminish the fair value of its foreign currency financial instruments, primarily due to the short lives of the affected financial instruments that effectively hedge substantially all of the Company's year-end exposures to fluctuations in foreign currency exchange rates. The calculation assumes that each exchange rate would change in the same direction relative to the U.S. dollar. In addition to the direct effects of changes in exchange rates, such changes typically affect the volume of sales or the foreign currency sales price as competitors' products become more or less attractive. The Company's sensitivity analysis of the effects of changes in foreign currency exchange rates does not factor in a potential change in sales levels or local currency selling prices.

LITIGATION

For information concerning certain pending litigation involving the Company, see
Note 11 of the Notes to the Company's Consolidated Financial Statements.

FORWARD-LOOKING STATEMENTS

The "Management Analysis" and other sections of this report contain forward-looking statements that are based on current expectations, estimates, forecasts and projections about the industry and markets in which the Company operates, management's beliefs and assumptions made by management. In addition, other written or oral statements which constitute forward-looking statements may be made by or on behalf of the Company. Words such as "expects", "anticipates", "intends", "plans", "believes", "seeks", "estimates", variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions which are difficult to predict. (See "Factors Which May Affect Future Results" below.) Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. The Company undertakes no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

FACTORS WHICH MAY AFFECT FUTURE RESULTS

The Company's future operating results are difficult to predict and may be affected by a number of factors including the timing of new product announcements or introductions by the Company and its competitors, competitive pricing pressures, fluctuations in manufacturing yields, adequate availability of wafers and manufacturing capacity, changes in product mix and economic conditions in the United States and international markets, such as the recent economic downturn in Southeast Asia and the outcome and impact of the Year 2000. In addition, the semiconductor market has historically been cyclical and subject to significant economic downturns at various times. The Company is exposed to the risk of obsolescence of its inventory depending on the mix of future business. As a result of these and other factors, there can be no assurance that the Company will not experience material fluctuations in future operating results on a quarterly or annual basis.

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

The Company has increased substantially its manufacturing capacity through both expansion of its production facilities and increased access to third-party foundries. However, the Company can give no assurance that it will not encounter unanticipated production problems at either its own facilities or at third-party foundries, or that the increased capacity will be sufficient to satisfy demand for its products. The Company relies, and plans to continue to rely, on assembly and test subcontractors and on third-party wafer fabricators to supply most of its wafers that can be manufactured using industry-standard digital processes, and such reliance involves several risks, including reduced control over delivery schedules, manufacturing yields and costs. In addition, the Company's capacity additions resulted in a significant increase in operating expenses, and if revenue levels do not increase to offset these additional expense levels, the Company's future operating results could be adversely affected. In addition, asset values could be impaired if the additional capacity is underutilized for an extended period of time. Also, non-compliance with "take or pay" covenants in certain of its supply agreements, could adversely impact operating results. The Company's business is subject to rapid technological changes and there can be no assurance that products stocked in inventory will not be rendered obsolete before they are shipped by the Company. The Company also believes that other semiconductor manufacturers have expanded their production capacity over the past several years, and there can be no assurance that the expansion by the Company and its competitors will not lead to overcapacity in the Company's target markets, which could lead to price erosion that would adversely affect the Company's operating results.

In fiscal 1998, 50% of the Company's revenues were derived from customers in international markets. The Company has manufacturing facilities outside the U.S. in Ireland, the Philippines and Taiwan. The Company also has supply agreements that include "take or pay" covenants with suppliers located in SEA and as part of these arrangements, the Company has $26 million on deposit with two of these suppliers. The Company also has a $21 million investment in one of these suppliers. In addition, the Company's major partner in its joint venture, WaferTech, is TSMC which is located in the SEA region. As well as being exposed to the ongoing economic cycles in this industry, the Company is also subject to the economic and political risks inherent in international operations, including the risks associated with the ongoing uncertainties in the economies in SEA. These risks include air transportation disruptions, expropriation, currency controls and changes in currency exchange rates, tax and tariff rates and freight rates. Although the Company engages in certain hedging transactions to reduce its exposure to currency exchange rate fluctuations, there can be no assurance that the Company's competitive position will not be adversely affected by changes in the exchange rate of the U.S. dollar against other currencies.

The semiconductor industry is characterized by frequent claims and litigation involving patent and other intellectual property rights. The Company has from time to time received, and may in the future receive, claims from third parties asserting that the Company's products or processes infringe their patents or other intellectual property rights. In the event a third party makes a valid intellectual property claim and a license is not available on commercially reasonable terms, the Company's operating results could be materially and adversely affected. Litigation may be necessary to enforce patents or other intellectual property rights of the Company or to defend the Company against claims of infringement, and such litigation can be costly and divert the attention of key personnel. See Note 11 of the Notes to the Company's Consolidated Financial Statements, for information concerning certain pending litigation involving the Company. An adverse outcome in such litigation, may, in certain cases, have a material adverse effect on the Company's consolidated financial position or on its consolidated results of operations or cash flows in the period in which the litigation is resolved.

The Company's software applications have been updated to accommodate the new Euro currency. System testing was completed during the fourth quarter of calendar 1998 and the Euro functionality was implemented as planned on January 1, 1999. No major system-related issues were encountered and none are anticipated. The impact, either positive or negative, of the Euro on the European economy generally and on the Company's operations in Europe in the future is unknown at this time.

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

YEAR 2000

Over the past five years the Company has made significant investments in new manufacturing, financial and operating hardware and software. These investments were made to support the growth of its operations; however, the by-product of this effort is that the Company now has year 2000 compliant hardware and software running on many of its major platforms.

The Company has made the year 2000 issue a significant priority and a task force is engaged in the ongoing effort to reduce the year 2000 related risk in the balance of the Company's systems and equipment. It is estimated that the cost of this project, which essentially commenced at the beginning of fiscal 1998, is approximately $10 million in total, for fiscal 1998 and fiscal 1999. The task force's efforts are concentrated in six separate areas. The status of each area as of December 31, 1998 is summarized below.

    Centrally Managed Global Systems

Centrally managed global systems are the enterprisewide, centrally managed operating systems, which include customer service, customer order entry, work-in-progress (WIP) tracking, warehousing, production planning, and financial systems. These systems have been split into "mission critical" and "non-mission critical". Mission critical is defined as systems that can seriously impair the Company's ability to conduct its business. Of the 15 mission critical applications identified as of August 1, 1998, three systems were not Y2K compliant, Promis (WIP tracking), the order entry system in Japan and the Electronic Data Interchange (EDI) translator. Since that time Promis system upgrades have been completed in three of the five manufacturing sites, and the remaining two are scheduled to be upgraded in early 1999. Also scheduled in early 1999 is the migration to SAP for order entry in Japan and the upgrade of the EDI translator. These actions will result in 100% compliance for mission critical systems. In addition, several mission critical systems, such as SAP, Forecasting, Data Warehouse and Distributor Management systems have been specifically tested and certified to be year 2000 compliant. The Company is on schedule towards retiring its non-compliant mainframe in early 1999. Non-mission critical is defined as systems which would not cause serious impairment to the organization. The task force is continually reviewing and re-prioritizing the non-mission critical systems to ensure that the appropriate items are receiving the proper attention.

    Design and Engineering Systems

The Company's Computer Aided Design (CAD) Council is leading a worldwide year 2000 compliancy review of hardware and software related to design and engineering systems. The team has completed its analysis and the required changes to CAD operating systems are underway. The systems are expected to be compliant in early 1999, even though some reporting tools will not be available until June 1999. Critical CAD applications software packages have all been certified Y2K compliant. Migration to these new packages, however, will proceed over the next 8 to 10 months. The Company believes that if all design engineering systems are not compliant in time, this will result in inconvenience and inefficiencies rather than any significant risk to operations.

    Site Based Manufacturing Systems

Manufacturing site managers are committed to ensuring a successful transition of operations in the year 2000. All critical manufacturing equipment has been identified and analyzed. The analysis process includes ensuring that date compliance is necessary. The Company is considering "rolling back" the internal date mechanism as a contingency plan for some equipment and the task force is in the process of testing the effects of this solution. All manufacturing sites are performing Y2K compliance testing and this effort is expected to continue through the first quarter of fiscal 1999. All testing is being done to the latest vendor specifications and by using the suite of test programs provided by Sematech, a semiconductor research organization. Thus far, no crucial piece of equipment has been identified where there is a Y2K compliance problem for which no solution exists. In all instances where a Y2K compliance issue has arisen, the Company has been able to develop a solution, without having to replace the equipment. While the review is not yet complete, the Company does not foresee any manufacturing equipment-related obstacles which would prevent the continuation of operations in Year 2000.

    Personal Computers (PCs)

The Company has a PC Standards Committee, comprised of participants from various Company locations. This committee has selected a tool and developed a hardware and software certification plan. This plan requires certification of PC Basic Input/Output System (BIOS), software applications and user files. The Company has targeted the first quarter of 1999 to certify the BIOS on its 3,500 networked PCs and will issue a tool to assist users to analyze their data files for potential year 2000 issues. In addition, a year 2000 "patch" is available for the Microsoft Office Suite (Excel, Word and Access) and this is scheduled to be implemented in April 1999. The Company does not foresee any year 2000 issues in this area.

    Facility Related Systems

Systems such as heating, sprinklers, elevators and card-key access are also being reviewed by site teams. Each team has a designated facilitator and there are representatives from each department participating. All of the teams have taken a thorough inventory of their site's systems and the Company expects to be 100% compliant by December 31, 1999 with 80% of the facility systems to be compliant by the second quarter of 1999.

    Third Party

The corporate year 2000 task force is also reviewing third-party connectivity issues. The Company's EDI translator supplier, Harbinger, has been successfully tested for Y2K compliance. The EDI carrier, GEIS, has notified the Company that it is compliant as well. Other external service providers, primarily financial and human resource services, as well as outside vendors, have also been surveyed as to their state of readiness and most expect to be Y2K compliant. In addition, the Company was able to test its financial interface for Y2K compliance with its major financial services provider and the results were successful.

The Company currently believes that its most reasonably likely worst case year 2000 scenario would relate to problems with systems of third parties which would create the greatest risks with infrastructure, including water and sewer services, electricity, transportation, telecommunications and critical supplies or raw materials and spare parts. Because the Company's ability to eliminate these problems is limited, contingency plans are limited to ensuring that adequate supplies of critical raw materials and spare parts are in stock at December 31, 1999. The Company is assessing various scenarios and contingency planning will continue during 1999 as the Company completes the remedial work on its internal systems and assesses the state of readiness of its third-party suppliers.

    Summary

The Company believes that the year 2000 issue will not pose significant operational problems. However, year 2000 issues could have a significant impact on the Company's operations and its financial results if modifications to internal systems and equipment cannot be completed on a timely basis; unforeseen needs or problems arise; or if the systems operated by third parties are not year 2000 compliant.









All trademarked Analog Devices products are the property of Analog Devices Inc. All other trademarks are the property of their respective holders.