Form 10-K, Exhibit 13
period 1998-10-31
ANALOG DEVICES INC
filed 1999-01-28
CIK 6281

                                                                    Exhibit 13.2
                              ANALOG DEVICES, INC.
                        CONSOLIDATED STATEMENTS OF INCOME



Years ended October 31, 1998, November 1, 1997 and November 2, 1996
(thousands except per share amounts)                                              1998             1997            1996
=======================================================================================================================
REVENUE         Net sales..............................................   $  1,230,571    $   1,243,494    $  1,193,786

COSTS AND       Cost of sales..........................................        642,085          622,531         592,936
EXPENSES                                                                  ------------    -------------    ------------

                Gross margin...........................................        588,486          620,963         600,850

                Operating expenses:
                   Research and development............................        219,354          196,148         177,772
                   Selling, marketing, general
                     and administrative................................        207,487          191,613         195,842
                   Restructuring charge................................         17,000                -               -
                   Gain on sale of business............................        (13,100)               -               -
                                                                          ------------    -------------    ------------
                                                                               430,741          387,761         373,614

                Operating income.......................................        157,745          233,202         227,236

                Equity in loss (income) of WaferTech...................          9,780             (214)             97

                Nonoperating (income) expenses:
                   Interest expense....................................         11,229           12,507          11,289
                   Interest income.....................................        (16,838)         (16,178)        (16,535)
                   Other...............................................          3,115            1,208           1,645
                                                                          ------------    -------------    ------------
                                                                                (2,494)          (2,463)         (3,601)
                                                                          ------------    -------------    ------------

EARNINGS        Income before income taxes.............................        150,459          235,879         230,740

                Provision for income taxes:
                   Payable currently...................................         43,343           63,794          52,115
                   Deferred ...........................................        (12,372)          (6,134)          6,724
                                                                          ------------    -------------    ------------
                                                                                30,971           57,660          58,839
                                                                          ------------    -------------    ------------

                Net income before cumulative effect of change in
                   accounting principle................................        119,488          178,219         171,901
                                                                          ------------    -------------    ------------
                Cumulative effect of change in accounting principle,
                     net of $20 million of income taxes................        (37,080)               -               -
                                                                          ------------    -------------    ------------

                Net income after cumulative effect of change in
                   accounting principle................................   $     82,408    $     178,219    $    171,901
                                                                          ============    =============    ============

                Shares used to compute earnings per share - Basic......        161,574          159,594         153,362
                                                                          ============    =============    ============
                Shares used to compute earnings per share - Diluted....        177,875          177,309         171,377
                                                                          ============    =============    ============

                Earnings per share before cumulative effect of change
                   in accounting principle
                Earnings per share - Basic.............................          $0.74            $1.13           $1.12
                                                                          ============    =============    ============
                Earnings per share - Diluted...........................          $0.71            $1.04           $1.03
                                                                          ============    =============    ============

                Earnings per share after cumulative effect of change
                   in accounting principle
                Earnings per share - Basic.............................          $0.51            $1.13           $1.12
                                                                          ============    =============     ===========
                Earnings per share - Diluted...........................          $0.50            $1.04           $1.03
                                                                          ============    =============     ===========

See accompanying notes.

                              ANALOG DEVICES, INC.
                           CONSOLIDATED BALANCE SHEETS


October 31, 1998 and November 1, 1997
(thousands except share amounts)
ASSETS                                                                                               1998          1997
=======================================================================================================================
CURRENT             Cash and cash equivalents.............................................     $  263,331    $  289,601
ASSETS              Short-term investments................................................         41,575        51,006
                    Accounts receivable less allowances of $32,332
                      ($40,007 in 1997)...................................................        207,361       255,886
                    Inventories...........................................................        275,076       225,966
                    Deferred tax assets...................................................         98,148        54,761
                    Prepaid expenses and other current assets.............................         18,038        18,209
                                                                                               ----------    ----------
                    Total current assets..................................................        903,529       895,429
                                                                                               ----------    ----------

PROPERTY,           Land and buildings....................................................        158,792       145,952
PLANT AND           Machinery and equipment...............................................      1,034,619       938,602
EQUIPMENT,          Office equipment......................................................         70,576        58,714
AT COST             Leasehold improvements................................................        103,482        87,407
                                                                                               ----------    ----------
                                                                                                1,367,469     1,230,675
                    Less accumulated depreciation and amortization........................        664,038       569,040
                                                                                               ----------    ----------
                    Net property, plant and equipment.....................................        703,431       661,635
                                                                                               ----------    ----------

OTHER               Investments...........................................................        187,224       131,468
ASSETS              Intangible assets, net................................................         15,815        14,768
                    Other assets..........................................................         51,731        60,553
                                                                                               ----------    ----------
                    Total other assets....................................................        254,770       206,789
                                                                                               ----------    ----------
                                                                                               $1,861,730    $1,763,853
                                                                                               ==========    ==========
LIABILITIES AND STOCKHOLDERS' EQUITY
=======================================================================================================================
CURRENT             Short-term borrowings and current portion of
LIABILITIES           long-term debt......................................................     $      193    $        -
                    Obligations under capital leases......................................         14,266        11,733
                    Accounts payable......................................................         59,115        97,654
                    Deferred income on shipments to distributors..........................        113,784        37,013
                    Income taxes payable..................................................         53,595        52,550
                    Accrued liabilities...................................................         79,906        75,444
                                                                                               ----------    ----------
                    Total current liabilities.............................................        320,859       274,394
                                                                                               ----------    ----------

NONCURRENT          Long-term debt........................................................        309,985       310,000
LIABILITIES         Noncurrent obligations under capital leases...........................         30,773        38,852
                    Deferred income taxes.................................................         31,789        20,740
                    Other noncurrent liabilities..........................................         39,935        31,737
                                                                                               ----------    ----------
                    Total noncurrent liabilities..........................................        412,482       401,329
                                                                                               ----------    ----------

                    Commitments and Contingencies

STOCKHOLDERS'       Preferred stock, $1.00 par value, 500,000 shares
EQUITY                authorized, none outstanding........................................              -             -
                    Common stock, $0.16 2/3 par value, 600,000,000
                      shares authorized, 164,092,719 shares issued
                      (161,941,094 in 1997)...............................................         27,349        26,991
                    Capital in excess of par value, net of deferred
                      compensation of $9,291 ($6,343 in 1997)............................         248,970       223,885
                    Retained earnings.....................................................        913,992       831,584
                    Cumulative translation adjustment.....................................          6,025         6,724
                                                                                               ----------    ----------
                                                                                                1,196,336     1,089,184
                    Less 3,782,763 shares in treasury, at cost
                      (35,094 in 1997)....................................................         67,947         1,054
                                                                                               ----------    ----------
                    Total stockholders' equity............................................      1,128,389     1,088,130
                                                                                               ----------    ----------
                                                                                               $1,861,730    $1,763,853
                                                                                               ==========    ==========

See accompanying notes.

                              ANALOG DEVICES, INC.
                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY


Years ended October 31, 1998,
November 1, 1997 and  November 2, 1996           COMMON STOCK       CAPITAL IN                 CUMULATIVE     TREASURY STOCK
                                              ------------------     EXCESS OF     RETAINED   TRANSLATION    ----------------
(THOUSANDS)                                   SHARES      AMOUNT     PAR VALUE     EARNINGS    ADJUSTMENT    SHARES    AMOUNT
===============================================================================================================================
           Balance, October 28,
              1995                            114,584    $19,098      $149,775     $481,464     $  5,870      (52)    $   (241)
-------------------------------------------------------------------------------------------------------------------------------
ACTIVITY   Net income - 1996                                                        171,901
IN FISCAL  Issuance of stock under
1996          stock plans and other,
              net of repurchases                2,228        371        15,474                                 52          241
           Exercise of warrants                 2,250        375        11,721
           Compensation recognized
              under Restricted Stock Plan                                1,949
           Tax benefit on exercise of non-
              qualified stock options and
              disqualifying dispositions
              under stock plans                                          4,052
           Four-for-three stock split          39,683      6,614        (6,614)
           Currency translation
              adjustment                                                                             785
-------------------------------------------------------------------------------------------------------------------------------
           Balance, November 2,
              1996                            158,745     26,458       176,357      653,365        6,655        -            -
-------------------------------------------------------------------------------------------------------------------------------
ACTIVITY   Net income - 1997                                                        178,219
IN FISCAL  Issuance of stock under
1997          stock plans and other,
              net of repurchases                3,196        533        19,446                                (35)      (1,054)
           Compensation recognized
              under Restricted Stock Plan                                2,309
           Tax benefit on exercise of non-
              qualified stock options and
              disqualifying dispositions
              under stock plans                                         25,773
           Currency translation
              adjustment                                                                              69
-------------------------------------------------------------------------------------------------------------------------------
           Balance, November 1,
              1997                            161,941     26,991       223,885      831,584        6,724      (35)      (1,054)
-------------------------------------------------------------------------------------------------------------------------------
ACTIVITY   Net income - 1998                                                         82,408
IN FISCAL  Issuance of stock under
1998          stock plans and other,
              net of repurchases                2,152        358         8,738                                652       17,299
           Compensation recognized
              under Restricted Stock Plan                                2,918
           Tax benefit on exercise of non-
              qualified stock options and
              disqualifying dispositions
              under stock plans                                         13,429
           Repurchase of common stock                                                                      (4,400)     (84,192)
           Currency translation
              adjustment                                                                            (699)
-------------------------------------------------------------------------------------------------------------------------------
           Balance, October 31,
              1998                            164,093    $27,349      $248,970     $913,992     $  6,025   (3,783)    $(67,947)
===============================================================================================================================


See accompanying notes.

                              ANALOG DEVICES, INC.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS


Years ended October 31, 1998, November 1, 1997 and November 2, 1996
 (thousands)                                                                     1998              1997            1996
=======================================================================================================================
OPERATIONS     Cash flows from operations:
                  Net income ............................................  $   82,408        $  178,219      $  171,901
                  Adjustments to reconcile net income
                    to net cash provided by operations:
                     Cumulative effect of change in accounting
                         principle, net of $20 million of income taxes...      37,080                 -               -
                     Depreciation and amortization.......................     127,560           103,554          83,809
                     Noncash portion of restructuring costs..............      10,000                 -               -
                     Gain on sale of business............................     (13,100)                -               -
                     Equity in loss of WaferTech, net of dividends.......      10,907               211              97
                     Deferred income taxes...............................     (12,372)           (6,134)          6,565
                  Change in operating assets and liabilities:
                     Decrease (increase) in accounts receivable..........      51,061           (25,129)        (67,744)
                     Increase in inventories.............................     (48,883)           (7,739)        (76,748)
                     Decrease (increase) in prepaid expenses and other
                         current assets..................................         240            (3,605)         (4,782)
                     Increase in investments - trading...................      (7,319)           (8,965)              -
                     Increase in accounts payable,
                         deferred income and accrued liabilities.........     (31,840)            4,828          24,728
                     Increase in income taxes payable....................      14,476            32,916             425
                     Increase in other liabilities.......................       4,467            17,584           5,563
                                                                           ----------        ----------      ----------
                  Total adjustments......................................     142,277           107,521         (28,087)
                                                                           ----------        ----------      ----------

               Net cash provided by operations...........................     224,685           285,740         143,814
                                                                           ----------        ----------      ----------

INVESTMENTS    Cash flows from investments:
                  Additions to property, plant and equipment, net........    (166,911)         (179,374)       (234,099)
                  Purchase of short-term investments available for sale..    (143,449)         (153,269)       (262,648)
                  Maturities of short-term investments available for sale     152,880           192,073         254,648
                  Long-term investments..................................     (56,110)          (51,599)        (54,499)
                  Proceeds from sale of business.........................      27,000                 -               -
                  Increase in other assets...............................        (370)          (33,650)         (8,971)
                                                                           ----------        ----------      ----------
               Net cash used for investments.............................    (186,960)         (225,819)       (305,569)
                                                                           ----------        ----------      ----------

FINANCING      Cash flows from financing activities:
ACTIVITIES        Repurchase of common stock.............................     (84,192)                -               -
                  Proceeds from employee stock plans.....................      27,638            19,283          14,028
                  Payments on capital lease obligations..................     (11,640)          (11,164)         (7,227)
                  Proceeds from equipment financing......................       6,094             7,123          61,793
                  Net increase (decrease) in variable rate borrowings....          60              (109)         (3,580)
                  Proceeds from issuance of long-term debt...............           -                 -         224,385
                  Proceeds from warrants exercised.......................           -                 -          12,096
                                                                           ----------        ----------      ----------

               Net cash provided by (used for) financing activities......     (62,040)           15,133         301,495
                                                                           ----------        ----------      ----------

               Effect of exchange rate changes on cash...................      (1,955)            4,438           1,066
                                                                           ----------        ----------      ----------

               Net (decrease) increase in cash and cash equivalents......     (26,270)           79,492         140,806
               Cash and cash equivalents at beginning of year............     289,601           210,109          69,303
                                                                           ----------        ----------      ----------

               Cash and cash equivalents at end of year..................  $  263,331        $  289,601      $  210,109
                                                                           ==========        ==========      ==========

SUPPLE-        Cash paid during the year for:
MENTAL            Income taxes...........................................  $   23,582        $   27,621      $   52,541
INFORMATION                                                                ==========        ==========      ==========
                  Interest...............................................  $   15,535        $   16,158      $   10,171
                                                                           ==========        ==========      ==========

See accompanying notes.

                              ANALOG DEVICES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

       YEARS ENDED OCTOBER 31, 1998, NOVEMBER 1, 1997 AND NOVEMBER 2, 1996
           (ALL TABULAR AMOUNTS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)


1.  DESCRIPTION OF BUSINESS

Analog Devices, Inc. (Analog, ADI or the Company) is a semiconductor company that designs, manufactures and markets high-performance integrated circuits
(ICs) used in analog and digital signal processing (DSP). Nearly all of ADI's products are components, which are typically incorporated by original equipment manufacturers (OEMs) in a wide range of equipment and systems for use in communications, computer, industrial, instrumentation, military/aerospace, automotive and high-performance consumer electronics applications.

The Company's principal products include general-purpose, standard-function analog and mixed-signal ICs and DSP ICs. DSP ICs include general-purpose digital signal processing ICs and application-specific devices that typically incorporate analog and mixed-signal circuitry and a DSP core.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a.  PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company and all of its wholly owned subsidiaries. Upon consolidation, all significant intercompany accounts and transactions are eliminated. The Company's fiscal year ends on the Saturday closest to the last day in October. Fiscal years 1998 and 1997 were each 52 week years, while 1996 was a 53 week year.

Certain amounts reported in previous years have been reclassified to conform to the 1998 presentation, such reclassifications were immaterial.

b.  CASH, CASH EQUIVALENTS AND INVESTMENTS

Cash and cash equivalents are highly liquid investments with insignificant interest rate risk and maturities of three months or less at the time of acquisition. Investments with maturities between three and twelve months at time of acquisition are considered short-term investments. Cash, cash equivalents and short-term investments consist primarily of commercial paper, but also include certificates of deposit and bankers' acceptances. Long-term investments consist of equity securities as well as bank money market funds and other deposits.

The Company classifies its investments in debt and equity securities as "held-to-maturity," "available-for-sale," and "trading" at the time of purchase and such designation is evaluated as of each balance sheet date. Held-to-maturity securities, which are carried at amortized cost, include only those securities the Company has the positive intent and ability to hold to maturity. Securities, such as bank time deposits, which by their nature are typically held to maturity, are classified as such. While it is the intent of management to hold securities to maturity, unforeseen events, while not generally expected, could cause the Company to liquidate certain securities prior to maturity. Accordingly, those securities which could readily be sold back to the seller are classified as available-for-sale or trading. Available-for-sale securities are carried at fair value with unrealized gains and losses, net of related tax, if any, reported as a separate component of stockholders' equity. Realized gains and losses, declines in value judged to be "other than temporary," as well as interest, dividends and capital gains distributions on all securities are included in earnings.

Cash equivalents and short-term investments classified as available-for-sale were $241 million and $300 million at October 31, 1998 and November 1, 1997, respectively and those classified as held-to-maturity were $42 million and $17 million at October 31, 1998 and November 1, 1997, respectively. All of these securities have contractual maturities of six months or less at time of acquisition. Because of the short term to maturity, and hence relative price insensitivity to changes in market interest rates, amortized cost approximates fair value for all of these securities. As such, no unrealized gains or losses were recorded during each of these years. Long-term investments classified as available-for-sale were $13 million and held-to-maturity were $2 million at November 1, 1997, and there were no long-term investments with either of these classifications at October 31, 1998.

                              ANALOG DEVICES, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

Realized and unrealized gains and losses on equity securities classified as available-for-sale during fiscal 1998 and fiscal 1997 were not material. Long-term investments classified as trading were $30 million and $9 million at October 31, 1998 and November 1, 1997, respectively and were based on published market quotes on October 30, 1998 and October 31, 1997. In both fiscal years, these investments primarily consisted of equity securities. Gross realized and unrealized gains and losses from trading securities were not material in fiscal 1998 and fiscal 1997.

c.  INVENTORIES

Inventories are valued at the lower of cost (first-in, first-out method) or market. Inventories at October 31, 1998 and November 1, 1997 were as follows:


                                                 1998               1997
--------------------------------------------------------------------------------
              Raw materials                   $   25,624         $   31,526
              Work in process                    142,139            128,187
              Finished goods                     107,313             66,253
--------------------------------------------------------------------------------
              Total inventories               $  275,076         $  225,966
================================================================================


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

         Buildings & Building Equipment                 Up to 25 years
         Machinery & Equipment                              3-10 years
         Office Equipment                                    3-8 years

Total depreciation and amortization of property, plant and equipment was $124,735,000, $101,432,000 and $81,740,000 in fiscal 1998, 1997 and 1996, respectively. Property, plant and equipment included $75,006,000 and $68,912,000 of capitalized leases in 1998 and 1997, net of $23,679,000 and $13,859,000 respectively, of accumulated depreciation.

e.  GRANT ACCOUNTING

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

f.  TRANSLATION OF FOREIGN CURRENCIES

The functional currency for the Company's foreign sales operations is the applicable local currency. Gains and losses resulting from translation of these foreign currencies into U.S. dollars are accumulated in a separate component of stockholders' equity. Transaction gains and losses are included in income currently, including those at the Company's principal foreign manufacturing operations where the functional currency is the U.S. dollar. Foreign currency transaction gains or losses included in other expenses, net, were not material in fiscal 1998, 1997 and 1996.

                              ANALOG DEVICES, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

g.  FOREIGN CURRENCY INSTRUMENTS AND INTEREST RATE AGREEMENTS

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

Forward foreign exchange contracts are utilized to manage the risk associated with currency fluctuations on certain firm sales and purchase commitments denominated in foreign currencies and certain non-U.S. dollar denominated asset and liability positions. The Company's forward foreign exchange contracts are primarily denominated in Japanese yen and certain European currencies and are for periods consistent with the terms of the underlying transactions, generally one year or less. The forward foreign exchange contracts that relate to firm, foreign currency sales and purchase commitments are designated and effective as hedges of firm, identifiable foreign currency commitments, and accordingly, the gains and losses resulting from the impact of currency exchange rate movements on these contracts are not recognized in operations until the underlying hedged transactions are recognized. Upon recognition, such gains and losses are recorded in operations as an adjustment to the carrying amount of the underlying transactions in the period in which these transactions are recognized. Unrealized gains and losses resulting from the impact of currency exchange rate movements on forward foreign exchange contracts designated to offset certain non-U.S. dollar denominated assets and liabilities are recognized as other income or expense in the period in which the exchange rates change and offset the foreign currency gains and losses on the underlying exposures being hedged. The contract amounts of forward foreign exchange contracts outstanding were $140 million and $163 million at October 31, 1998 and November 1, 1997, respectively.

The Company also may periodically enter into foreign currency option contracts to offset certain probable anticipated, but not firmly committed, foreign currency transactions related to the sale of product during the ensuing nine months. When the dollar strengthens significantly against the foreign currencies, the decline in value of future currency cash flows is partially offset by the gains in value of the purchased currency options designated as hedges. Conversely, when the dollar weakens, the increase in value of future foreign currency cash flows is reduced only by the premium paid to acquire the options. The Company's foreign currency option contracts are primarily denominated in Japanese yen and generally have maturities which do not exceed six months. These foreign currency option contracts are designated and effective as hedges of anticipated foreign currency sales transactions, and accordingly, the premium cost and any realized gains associated with these contracts are deferred and included in the consolidated balance sheet as prepaid expenses and accrued liabilities, respectively, until such time as the underlying sales transactions are recognized. Upon recognition, such premium costs and any realized gains are recorded in sales as a component of the underlying sales transactions being hedged. The contract amounts of foreign currency option contracts outstanding were $26 million and $29 million, at October 31, 1998 and November 1, 1997, respectively. Deferred gains or losses attributable to foreign currency option contracts were not material at October 31, 1998 and November 1, 1997.

The Company uses currency swap agreements to hedge the value of its net investment in certain of its foreign subsidiaries. Realized and unrealized gains and losses on such agreements related to the net foreign investment being hedged are recognized in the cumulative translation adjustment component of stockholders' equity, with the related amounts due to or from counterparties included in accrued liabilities or other current assets. The contract amount of currency swap agreements outstanding, which were principally denominated in Japanese yen, was $10.0 million at October 31, 1998 and November 1, 1997. The currency swap agreement outstanding at October 31, 1998 has a remaining maturity of 1.5 years and is expected to remain in effect until expiration.

                              ANALOG DEVICES, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

The Company enters into interest rate swap and cap agreements to manage its exposure to interest rate movements by effectively converting a portion of its debt and certain financing arrangements from fixed to variable rates. Maturity dates of interest rate swap and cap agreements generally match those of the underlying debt or financing arrangements. These agreements, which have maturities of up to nine years involve the exchange of fixed rate payments for variable rate payments without the exchange of the underlying principal amounts. Variable rates are based on six-month U.S. dollar LIBOR and are reset on a semiannual basis. The differential between fixed and variable rates to be paid or received is accrued as interest rates change in accordance with the agreements and recognized over the life of the agreements as an adjustment to interest expense. The notional principal amounts of interest rate swap and cap agreements outstanding were approximately $50 million, at October 31, 1998 and November 1, 1997.

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

h.  FAIR VALUES OF FINANCIAL INSTRUMENTS

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


                                                          OCTOBER 31, 1998                       NOVEMBER 1, 1997
                                                          ----------------                       ----------------
                                                      CARRYING          FAIR                   CARRYING          FAIR
                                                        AMOUNT         VALUE                     AMOUNT         VALUE
=====================================================================================================================
Assets:
     Cash and cash equivalents                      $  263,331    $  263,331                 $  289,601    $  289,601
     Short-term investments                             41,575        41,575                     51,006        51,006
     Long-term investments                              30,488        30,488                     23,168        23,168

Liabilities:
     Short-term borrowings                                (193)         (193)                         -             -
     Long-term debt, including
       current portion                                (309,985)     (328,290)                  (310,000)     (427,640)

Foreign Currency Instruments and
   Interest Rate Agreements:
     Interest rate swap
       and cap agreements                                   14         1,201                        (31)         (413)
     Forward foreign currency
       exchange contracts                               (3,045)       (1,575)                     2,260          (400)
     Foreign currency option
       contracts                                           479           211                        267           187
     Currency swap agreements                            1,325         1,324                      1,632         1,363
---------------------------------------------------------------------------------------------------------------------

                              ANALOG DEVICES, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

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

i.  USE OF ESTIMATES

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

j.  CONCENTRATIONS OF CREDIT RISK

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

                              ANALOG DEVICES, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

k.  CONCENTRATION OF OTHER RISKS

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

l.  REVENUE RECOGNITION

Revenue from product sales to end users is recognized upon shipment. As further explained in Note 4, commencing in 1998, revenue on shipments to all distributors is deferred until products are resold by the distributors to end users. Prior to 1998, revenue on most shipments to domestic distributors was deferred until resale to end users because arrangements with these distributors included returns and price concessions which could not be reasonably estimated. Revenue on all shipments to international distributors and certain shipments to domestic distributors were recognized upon shipment to the distributor, with appropriate provision of reserves for returns and allowances.

m.  INCOME TAXES

Deferred tax assets and liabilities are determined based on the differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted income tax rates and laws that will be in effect when the temporary differences are expected to reverse. Additionally, deferred tax assets and liabilities are separated into current and noncurrent amounts based on the classification of the related assets and liabilities for financial reporting purposes.

n.  STOCK-BASED COMPENSATION

The Company grants stock options for a fixed number of shares to employees with an exercise price equal to the fair value of the shares at the date of grant. The Company accounts for stock option grants in accordance with APB Opinion No. 25, "Accounting for Stock Issued to Employees" and accordingly, recognizes no compensation expense for the stock option grants.

o.  EARNINGS PER SHARE OF COMMON STOCK

The Company adopted Statement of Financial Accounting Standards No. 128, "Earnings per Share," in the first quarter of fiscal 1998. The Company changed the method used to compute earnings per share and restated all prior periods. Under the new requirements, primary and fully diluted earnings per share were replaced by basic and diluted earnings per share. Basic earnings per share is computed based only on the weighted average number of common shares outstanding during the period and the dilutive effect of future issues of common stock relating to stock options programs and convertible debt financing is excluded. Diluted earnings per share is computed essentially in the same manner as fully diluted earnings per share with some exceptions. The primary exception affecting the Company's calculation of diluted earnings per share is that the dilutive effect of stock options is always based on the average market price of the stock during the period, not the higher of the average and period end market price which was required under APB 15. The following table sets forth the computation of basic and diluted earnings per share:

                              ANALOG DEVICES, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


                                                                       1998                  1997                  1996
=======================================================================================================================
Basic:
   Income before cumulative effect of change in
     accounting principle                                       $   119,488           $   178,219           $   171,901
   Cumulative effect of change in accounting principle              (37,080)                    -                     -
                                                                -----------           -----------           -----------
   Net income                                                        82,408               178,219               171,901
                                                                ===========           ===========           ===========

   Weighted shares outstanding                                      161,574               159,594               153,362
                                                                ===========           ===========           ===========

   Earnings per share:
   Income before cumulative effect of change in
     accounting principle                                             $0.74                 $1.13                 $1.12
   Cumulative effect of change in accounting principle                (0.23)                    -                     -
                                                                -----------           -----------           -----------
   Net income                                                         $0.51                 $1.13                 $1.12
                                                                ===========           ===========           ===========

Diluted:
   Income before cumulative effect of change in
     accounting principle                                       $   119,488           $   178,219           $   171,901
   Interest related to convertible subordinated notes,
     net of tax                                                       5,686                 5,700                 4,990
                                                                -----------           -----------           -----------
   Income before cumulative effect of change in accounting
     principle including the effect of dilutive securities          125,174               183,919               176,891
                                                                -----------           -----------           -----------
   Cumulative effect of change in accounting principle              (37,080)                    -                     -
                                                                -----------           -----------           -----------
   Net income                                                   $    88,094           $   183,919           $   176,891
                                                                ===========           ===========           ===========

   Weighted shares outstanding                                      161,574               159,594               153,362
   Assumed exercise of common stock equivalents                       5,317                 6,730                 8,459
   Assumed conversion of subordinated notes                          10,984                10,985                 9,556
                                                                -----------           -----------           -----------
   Weighted average common and common equivalent shares             177,875               177,309               171,377
                                                                ===========           ===========           ===========
   Earnings per share:
   Income before cumulative effect of change in
     accounting principle                                             $0.71                 $1.04                 $1.03
   Cumulative effect of change in accounting principle                (0.21)                    -                     -
                                                                -----------           -----------           -----------
   Net income                                                         $0.50                 $1.04                 $1.03
                                                                ===========           ===========           ===========
=======================================================================================================================


p.  NEW ACCOUNTING STANDARDS

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

                              ANALOG DEVICES, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

3.  INDUSTRY AND GEOGRAPHIC SEGMENT INFORMATION

INDUSTRY

The Company operates predominantly in one industry segment: the design, manufacture and marketing of a broad line of high-performance integrated circuits that address a wide range of real-world signal processing applications.

GEOGRAPHIC INFORMATION

The Company operates in three major geographic areas. Information on the Company's geographic operations is set forth in the table below. The predominant countries comprising European operations are England, France, Germany and Ireland. The predominant country comprising Asian operations is Japan. For segment reporting purposes, sales generated by North American operations in the table include export sales of $128,253,000, $147,601,000 and $159,862,000 in
1998, 1997 and 1996, respectively. Transfers between geographic areas are negotiated based on market comparables. Operating income reflects the allocation of corporate expenses of $34,102,000, $22,049,000 and $24,093,000 in 1998, 1997
and 1996, respectively, to the appropriate geographic area based upon their beneficial and causal relationship to each area. Corporate identifiable assets consist of cash equivalents, short-term investments and intangible assets. North American identifiable assets includes the Company's equity investment in WaferTech which was $135,002,000, $86,715,000 and $42,073,000 in fiscal 1998,
1997 and 1996, respectively.



GEOGRAPHIC SEGMENT INFORMATION                                              1998               1997               1996
======================================================================================================================
SALES             North America, including export.............       $   748,283        $   711,252        $   658,627
                  Europe......................................           312,523            359,333            364,308
                  Asia........................................           169,765            172,909            170,851
                                                                     -----------        -----------        -----------
                    Total sales...............................       $ 1,230,571        $ 1,243,494        $ 1,193,786
                                                                     ===========        ===========        ===========

TRANSFERS         North America, including export.............       $   303,048        $   334,783        $   348,574
BETWEEN           Europe......................................           183,537            240,592            189,911
AREAS             Asia........................................            59,065             48,131             39,749
                                                                     -----------        -----------        -----------
                    Total transfers between areas.............       $   545,650        $   623,506        $   578,234
                                                                     ===========        ===========        ===========

OPERATING         North America, including export.............       $    84,491        $   102,959        $   121,974
INCOME            Europe......................................            70,968            125,118            103,158
                  Asia........................................             2,286              5,125              2,104
                                                                     -----------        -----------        -----------
                    Total operating income....................       $   157,745        $   233,202        $   227,236
                                                                     ===========        ===========        ===========

IDENTIFIABLE      North America...............................       $ 1,071,859        $   891,345        $   734,637
ASSETS            Europe......................................           344,476            398,033            364,084
                  Asia........................................           146,177            142,838            116,527
                  Corporate...................................           299,218            331,637            293,024
                                                                     -----------        -----------        -----------
                    Total assets..............................       $ 1,861,730        $ 1,763,853        $ 1,508,272
                                                                     ===========        ===========        ===========

                              ANALOG DEVICES, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

4.  ACCOUNTING CHANGE - RECOGNITION OF REVENUE ON CERTAIN SALES TO DISTRIBUTORS

In the fourth quarter of fiscal 1998, the Company changed its accounting method for recognizing revenue on all shipments to international distributors and certain shipments to domestic distributors. The change was made with an effective date of November 2, 1997 (the beginning of fiscal 1998). While the Company has historically deferred revenue on most shipments made to domestic distributors until the products were resold by the distributors to end users, it recognized revenue on shipments to international distributors and certain shipments to domestic distributors upon shipment to the distributors, net of appropriate reserves for returns and allowances. As a result of this accounting change, revenue recognition on shipments to distributors worldwide will be deferred until the products are resold to the end users. The Company believes that deferral of revenue on shipments to distributors and related gross margin until the product is shipped by the distributors is a more meaningful measurement of results of operations because it better conforms to the substance of the transaction considering the changing business environment in the international marketplace; is consistent with industry practice; and will, accordingly, better focus the entire organization on sales to end users and, therefore, is a preferable method of accounting. The cumulative effect in prior years of the change in accounting principle was a charge of approximately $37 million (net of $20 million of income taxes) or $0.21 per diluted share. The estimated pro forma effect of the accounting change on the current and prior years' results are as follows:


                                                                       1998                  1997                  1996
=======================================================================================================================
As reported:
    Net Sales                                                    $1,230,571            $1,243,494            $1,193,786
    Net income                                                       82,408               178,219               171,901
    Basic earnings per share                                          $0.51                 $1.13                 $1.12
    Diluted earnings per share                                        $0.50                 $1.04                 $1.03
Pro forma amounts with the change in accounting
  principle related to revenue recognition
  applied retroactively: (unaudited)
    Net sales                                                    $1,230,571            $1,214,602            $1,183,186
    Net income                                                      119,488               167,515               168,328
    Basic earnings per share                                          $0.74                 $1.06                 $1.10
    Diluted earnings per share                                        $0.71                 $0.98                 $1.01
=======================================================================================================================


5.  GAIN ON SALE OF BUSINESS

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

6.  RESTRUCTURING CHARGE

The Company recorded a restructuring charge of $17 million during the third quarter of fiscal 1998. Of this charge, $7 million related to a worldwide workforce reduction of approximately 350 employees, which was completed during the fourth quarter of fiscal 1998, in the manufacturing, selling and general and administrative areas. This action is expected to result in annual savings of approximately $10 million. In addition, the Company performed a review of its business strategy and concluded that the key to success in the DSP market is to focus on opportunities in the general-purpose DSP market that can provide consistent growth, while at the same time being more selective in pursuing vertical market DSP opportunities. As a result of this review the Company scaled back its efforts in some of the higher volume, lower margin, shorter life cycle product areas and wrote off $10 million, which was the carrying value of specific assets, associated with these businesses.

                              ANALOG DEVICES, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


7.  INVESTMENTS

Investments at October 31, 1998 and November 1, 1997 were as follows:


                                                1998             1997
================================================================================
            WaferTech, LLC                  $  135,002        $   86,715
            CSM                                 20,784            20,784
            Other                               31,438            23,969
--------------------------------------------------------------------------------
                                            $  187,224        $  131,468
================================================================================


During fiscal 1998, the Company made the final payment of $56 million in accordance with a previous joint venture agreement with Taiwan Semiconductor Manufacturing Co., Ltd., and other investors for the construction and operation of a semiconductor fabrication facility in Camas, Washington. For a total investment of $140 million, the Company acquired an 18% equity ownership in the joint venture, known as WaferTech. The first installment of $42 million was paid in fiscal 1996, and the second installment of $42 million was paid in fiscal 1997. The Company applied the equity basis of accounting to this investment in WaferTech based on the Company's ability to exercise significant influence on the operating and financial policies of the joint venture. Subsequent to the year ended October 31, 1998, the Company concluded an agreement to sell 14% of its 18% equity ownership in WaferTech for cash equal to the carrying value of the 14% equity ownership at October 31, 1998, to other WaferTech partners.

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

Other investments consist primarily of long-term investments in debt and equity securities which are related to the Company's deferred compensation plan and are largely offset by a corresponding liability.

8.  ACCRUED LIABILITIES

Accrued liabilities at October 31, 1998 and November 1, 1997 consisted of the following:

                                                1998             1997
================================================================================
           Accrued compensation
              and benefits                  $   36,582        $   49,089
           Other                                43,324            26,355
--------------------------------------------------------------------------------
           Total accrued liabilities        $   79,906        $   75,444
================================================================================



9.   Debt and Credit Facilities

Long-term debt at October 31, 1998 and November 1, 1997 consisted of the following:

                                                 1998             1997
================================================================================
           3 1/2% Convertible Subordinated
             Notes due December 1, 2000        $  229,985      $  230,000
           6 5/8% Notes due March 1, 2000          80,000          80,000
--------------------------------------------------------------------------------
           Long-term debt                      $  309,985      $  310,000
================================================================================

                              ANALOG DEVICES, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

The 3 1/2% Convertible Subordinated Notes are convertible, at the option of the holder, into the Company's common stock at any time, unless previously redeemed by the Company, at a conversion price of $20.938 per share, subject to adjustment in certain events.

Simultaneous with the sale of the 6 5/8% Notes, the Company entered into an interest rate swap and cap agreement for the term of the Notes having a notional principal amount of $40 million whereby the effective net interest rate on $40 million of the Notes will be the six-month LIBOR rate (up to a maximum of 7%) plus 1.4%. For the year ended October 31, 1998, the net effective interest rate on $40 million of the Notes was 7.2% after giving effect to the interest rate swap agreement.

The Company has a revolving credit agreement with several banks which commits them to lend up to $60 million. The Company did not borrow against this agreement at any time during fiscal 1998 or fiscal 1997. There was $0.2 million of foreign currency borrowings outstanding at October 31, 1998, which were at prevailing market rates for the respective currencies. Borrowings under the Company's credit agreement and lines of credit are generally due within six months.

10. LEASE COMMITMENTS

The Company leases certain of its facilities and equipment under various operating and capital leases which expire at various dates through 2030. The lease agreements frequently include renewal and purchase provisions and require the Company to pay taxes, insurance and maintenance costs.

Total rental expense under operating leases was $16,275,000, $13,058,000 and $11,573,000 in 1998, 1997 and 1996, respectively.

The following is a schedule of future minimum lease payments under capital leases and rental payments required under long-term operating leases at October 31, 1998:


                                               OPERATING            CAPITAL
FISCAL YEARS                                      LEASES             LEASES
================================================================================
1999                                           $  13,532          $  15,726
2000                                              10,505             15,689
2001                                               7,142              8,806
2002                                               4,672              4,745
2003                                               2,372              3,644
Later Years                                       14,128                 57
--------------------------------------------------------------------------------
Total                                          $  52,351             48,667
                                               =========
Less amount representing interest                                    (3,628)
                                                                  ---------
Present value of minimum lease payments                           $  45,039
                                                                  =========


11. COMMITMENTS AND CONTINGENCIES

LITIGATION

The Company is a defendant in a federal lawsuit brought in Arizona by the Lemelson Medical, Education & Research Foundation, L.P. (Lemelson). On July 31, 1998, Lemelson commenced an action in federal court against the Company and 26 other companies alleging infringement of 16 patents allegedly covering various manufacturing processes and techniques used in the fabrication of semiconductor products. Lemelson served the Company with a complaint on November 24, 1998 seeking unspecified damages, treble damages for willful infringement and injunctive relief. While the Company can give no assurance that it will prevail in this litigation, it believes that resolution of this litigation will not have a material adverse effect on the Company's consolidated financial position, although an unfavorable outcome could have a material adverse effect on the Company's results of operations or cash flow in the quarter, or annual period in which this matter is resolved.

                              ANALOG DEVICES, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

The Company is a defendant in a federal lawsuit brought in California by Linear Technology Corporation (LTC). On June 26, 1997, LTC filed suit against the Company, Impala Linear Corporation, Toyoda Automatic Loom Works, Ltd., Maxim Integrated Products, Inc. and Unitrode Corporation alleging patent infringement and seeking injunctive relief and unspecified damages. The parties are presently engaged in discovery. The case was originally scheduled for trial on liability issues beginning on September 7, 1999. The original district judge recused himself and the case has not yet been re-scheduled for trial. While the Company can give no assurance that it will prevail in this litigation, it believes that resolution of this litigation will not have a material adverse effect on the Company's consolidated financial position, although an unfavorable outcome could have a material adverse effect on the Company's results of operations or cash flow in the quarter, or annual period in which this matter is resolved.

Patent infringement suits are pending against the Company by Sextant Avionique, S.A. in France and the United States and Commissariat A. L'energie Atomique C.E.A. in France, claiming that the Company's accelerometer infringes certain patents. In the United States proceeding commenced by Sextant Avionique, S.A. on August 8, 1995, the federal district court entered judgment following trial in favor of the Company finding the Company did not infringe Sextant's patents. Sextant appealed the decision and the case was heard on appeal. The parties are awaiting the appellate court's determination. In the French proceeding commenced by Sextant Avionique, S.A., the French court found that the Company infringed Sextant's French patents, and therefore, unless the decision is reversed, the Company will be unable to manufacture or sell any infringing accelerometers in France. The Company does not believe that the French court's decision will have any material adverse effect on its consolidated financial position or consolidated results of operations.

The Company is a defendant-respondent in a federal lawsuit and appeal brought in California by Maxim Integrated Products, Inc. (Maxim) alleging intentional interference with contract and claiming damages of approximately $50 million against the Company. On November 11, 1992, Maxim filed suit in federal court in California alleging the Company had violated federal antitrust law and advancing pendent state law claims against the Company relating to certain distributorship agreements of the Company and seeking, among other things, injunctive relief and actual, consequential and punitive damages. On September 14, 1994, the federal district court granted summary judgment for the Company with respect to all Maxim's claims. Maxim appealed the decision and the U.S. Court of Appeals for the Ninth Circuit affirmed the district court's decision with respect to the antitrust and related state law claims and reversed the district court's summary judgment decision with respect to Maxim's remaining claims. A trial by jury was held on remand and, on April 28, 1998, the Company was found not liable on Maxim's claim of intentional interference with contractual relations. On May 18, 1998, the district court entered final judgment in favor of the Company on all of Maxim's remaining claims. Maxim subsequently filed a motion for a new trial which the court denied on November 2, 1998. Maxim has appealed the final judgment entered against it.

From time to time as a normal incidence of the nature of the Company's business, various claims, charges and litigation are asserted or commenced against the Company arising from, or related to, contractual matters, patents, trademarks, personal injury, environmental matters, product liability, and personnel and employment disputes. As to such claims and litigation, the Company can give no assurance that it will prevail. However, the Company does not believe that these matters will have a material adverse effect on the Company's consolidated financial position, although an adverse outcome of any of these matters could have a material adverse effect on the Company's consolidated results of operations or cash flow in the quarter, or annual period in which one or more these matters are resolved.

IRISH GRANTS

The Company's manufacturing facility in Limerick, Ireland has received operating and capital grants from Ireland's Industrial Development Authority. A liability to repay up to $16 million of the grants received by the Company would arise in the unlikely event the Company should discontinue its Irish operations prior to the end of the commitment periods noted in the grant agreements which expire at various dates through 2006.

WAFER SUPPLY AGREEMENTS

The Company maintains a deposit of $20 million with Chartered Semiconductor Manufacturing Pte., Ltd. This deposit is classified in the balance sheet line item "Other assets." Under the terms of this agreement, the deposit will guarantee

                              ANALOG DEVICES, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

access to certain quantities of sub-micron wafers through fiscal 2000. If the Company does not purchase the minimum quantities under the agreement, the deposit will be forfeited for the value of the wafer shortfall up to the total amount of $20 million. At the end of the agreement term, the Company's deposit will be returned, net of any forfeitures.

12. STOCKHOLDERS' EQUITY

STOCK PLANS

In fiscal 1998, the stockholders approved the 1998 Stock Option Plan, which provides for the issuance of nonstatutory and incentive stock options to purchase up to 15,000,000 shares of common stock. Officers, employees, directors, consultants and advisors of the Company and its subsidiaries are eligible to be granted options under this plan at a price not less than 100% (110% in the case of incentive stock options granted to 10% or greater stockholders) of the fair market value of the common stock at the time the option is granted. The Company's 1988 Stock Option Plan was terminated upon adoption of the 1998 Stock Option Plan; however, options to purchase common stock remain outstanding under the plan. There are no remaining options outstanding under the Company's 1980 Stock Option Plan.

While the Company may grant options to employees which become exercisable at different times or within different periods, the Company has generally granted options to employees which are exercisable on a cumulative basis in annual installments of 33 1/3% each on the third, fourth and fifth anniversaries of the date of grant.

Under the 1994 Director Option Plan, which was amended in 1998, each nonemployee director is granted annually a nonstatutory option to purchase 10,500 shares of common stock at an exercise price equal to the fair market value on the date of grant. A total of 550,000 shares of common stock may be issued under this plan. These options are exercisable on a cumulative basis in annual installments of 33 1/3% each on the first, second and third anniversaries of the date of grant. The Company also has options outstanding under the 1992 Director Option Plan and the 1989 Director Stock Option Plan. Options granted under these plans are exercisable on a cumulative basis in annual installments of 33 1/3% each on the third, fourth and fifth anniversaries of the date of grant.

Information with respect to activity under the stock option plans is set forth below:

                                                                                          OPTIONS OUTSTANDING
                                                            SHARES                ----------------------------------
                                                         AVAILABLE                                  WEIGHTED AVERAGE
STOCK OPTION ACTIVITY                                    FOR GRANT                  NUMBER           PRICE PER SHARE
========================================================================================================================
Balance, October 28, 1995                                    4,997                  14,203                  $  6.01
------------------------------------------------------------------------------------------------------------------------
Additional shares authorized for 1988 Stock Option Plan      9,200                       -                     -
Options granted                                             (3,881)                  3,901                  $ 16.22
Options exercised                                                -                  (2,072)                 $  2.80
Options canceled                                               451                    (454)                 $ 10.37
------------------------------------------------------------------------------------------------------------------------
Balance, November 2, 1996                                   10,767                  15,578                  $  8.87
------------------------------------------------------------------------------------------------------------------------
Options granted                                             (4,081)                  4,081                  $ 23.33
Options exercised                                                -                  (2,432)                 $  4.21
Options canceled                                               312                    (322)                 $ 14.13
------------------------------------------------------------------------------------------------------------------------
Balance, November 1, 1997                                    6,998                  16,905                  $ 12.92
------------------------------------------------------------------------------------------------------------------------
Shares authorized for 1998 Stock Option Plan                15,000                       -                     -
------------------------------------------------------------------------------------------------------------------------
Additional shares authorized for 1994 Director Stock
   Option Plan                                                 150                       -                     -
Shares authorized for Medialight acquisition                   102                       -                     -
Options granted                                            (19,946)                 19,946                  $ 16.73
Options exercised                                                -                  (2,014)                 $  6.35
Options canceled                                             9,128                  (9,128)                 $ 23.15
Shares canceled upon termination of 1988 Stock
   Option Plan                                              (2,579)                      -                     -
------------------------------------------------------------------------------------------------------------------------
Balance, October 31, 1998                                    8,853                  25,709                  $ 12.78
========================================================================================================================

                              ANALOG DEVICES, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

OPTION AMENDMENT

In September 1998 the Board of Directors approved a stock option program amendment pursuant to which all employees with stock options granted during the period beginning December 1, 1996 and ending on August 3, 1998 could elect to reduce the option exercise price to $14.75 per share (equal to the then fair market value). Upon such election, the vesting schedule for the affected options was reset, whereby one-third vests on September 8, 2001, one-third on September 8, 2002 and the final one-third on September 8, 2003. A total of 8,221,498 options with exercise prices ranging from $22.25 to $34.25 per share were amended under the program. The activity as a result of this option program amendment is presented in the preceding table as cancellations and subsequent grants.

The following table summarizes information about options outstanding at October 31, 1998:


                                    OUTSTANDING OPTIONS                                  OPTIONS EXERCISABLE
                       -------------------------------------------------             ------------------------------
                                        WEIGHTED AVERAGE        WEIGHTED                                   WEIGHTED
RANGE OF                       NUMBER          REMAINING         AVERAGE                  NUMBER            AVERAGE
EXERCISE               OUTSTANDING AT        CONTRACTUAL        EXERCISE             EXERCISABLE           EXERCISE
PRICE                        10/31/98       LIFE (YEARS)           PRICE             AT 10/31/98              PRICE
------------------------------------------------------------------------------------------------------------------------
$   1.96 - $  7.88              3,713               4.15        $   5.08                   2,521           $  4.13
$   8.50 - $ 11.67              3,241               6.04        $   9.96                     998           $  9.68
$  12.38 - $ 16.22             14,842               9.83        $  14.10                      14           $ 12.98
$  16.25 - $ 20.13              3,376               7.09        $  16.31                      76           $ 17.19
$  20.44 - $ 29.94                537               8.71        $  24.27                     119           $ 24.85
------------------------------------------------------------------------------------------------------------------------
$   1.96 - $ 29.94             25,709               8.15        $  12.78                   3,728           $  6.58
========================================================================================================================


The Company has an employee stock purchase plan (ESPP) that allows eligible employees to purchase, through payroll deductions, shares of the Company's common stock at 85% of the fair market value at specified dates. Employees purchased 602,500 shares in 1998 (579,200 and 664,200 in 1997 and 1996, respectively) for $11.8 million ($10.2 million and $9.0 million in 1997 and 1996, respectively). At October 31, 1998, 857,400 common shares remained available for issuance under the stock purchase plan.

Under the 1991 Restricted Stock Plan, a maximum of 2,700,000 shares of common stock was authorized for awards by the Company to key employees for nominal consideration. This plan succeeded the Company's 1978 Restricted Stock Plan which provided for the issuance of up to 7,372,800 shares of common stock. Shares awarded from both plans are restricted as to transfer, usually for a period of five years and, under certain conditions, may be subject to repurchase by the Company at the original purchase price per share. Shares awarded under the Company's restricted stock plans, net of cancellations, for 1998, 1997 and 1996 were 217,500, 168,000 and 212,000, respectively. The fair market value of the shares at the date of award was $6,293,000, $4,002,000 and $3,770,000 in fiscal 1998, 1997 and 1996, respectively and was accounted for as deferred compensation and is being amortized over the restricted period. During 1998, 1997 and 1996, $2,918,000, $2,309,000 and $1,949,000, respectively, of such compensation was charged to expense. At October 31, 1998, there were 597,500 shares of common stock available for issuance under the 1991 Restricted Stock Plan.

As of October 31, 1998, a total of 46,979,672 common shares were reserved for issuance under the Company's stock plans.

COMMON STOCK REPURCHASE

In May and October of 1998, the Board of Directors authorized the Company to repurchase up to 4 million and 8 million shares, respectively, of its common stock over the succeeding 12 months. At October 31, 1998 the Company had purchased 4,400,000 shares of its common stock an average purchase price of $19.13 per share. The Company expects to purchase the remaining 7,600,000 as market conditions allow. The repurchased shares will be held as treasury shares and will be available for issuance under the Company's stock option plans, employee stock purchase plan and other benefit plans.

                              ANALOG DEVICES, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

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


                                                       OPTIONS                                ESPP
                                            --------------------------------     -------------------------------
                                            1998          1997         1996      1998         1997         1996
----------------------------------------------------------------------------------------------------------------
         Expected life (years)                6.1          6.2          6.2       1.0          1.0          1.0
         Expected stock price volatility     49.5%        47.7%        43.5%     57.6%        56.0%        55.8%
         Risk-free interest rate              5.3%         6.2%         5.7%      5.4%         5.8%         5.8%
----------------------------------------------------------------------------------------------------------------

The following is a summary of weighted average grant date values generated by application of the Black-Scholes model:


                                                                              WEIGHTED AVERAGE GRANT DATE VALUE
                                                                                 1998         1997         1996
----------------------------------------------------------------------------------------------------------------
         Stock option plans                                                   $   9.82    $   12.68      $  8.36
         ESPP                                                                 $   8.33    $    9.53      $  7.37
----------------------------------------------------------------------------------------------------------------

As required under FAS 123, the reported net income and diluted earnings per share have been presented to reflect the impact had the Company been required to include the amortization of the Black-Scholes option value as expense. For purposes of this disclosure, the estimated fair value of the options is amortized to expense over the options' vesting periods. The Company's pro forma information follows:


                                                                                 1998         1997         1996
----------------------------------------------------------------------------------------------------------------
Pro forma net income                                                         $  56,719     $170,173     $170,717
Pro forma diluted earnings per share                                             $0.32        $0.97        $1.00
----------------------------------------------------------------------------------------------------------------

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

                              ANALOG DEVICES, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

COMMON STOCK PURCHASE RIGHTS

In March 1998, the Board of Directors adopted a Stockholder Rights Plan (the Stockholder Rights Plan) which replaced a plan adopted by the Board in 1988. Pursuant to the Stockholder Rights Plan, each share of the Company's Common Stock (Common Stock) has an associated right (the Rights). Under certain circumstances, each Right would entitle the registered holder to purchase from the Company one one-thousandth of a share of Series A Junior Participating Preferred Stock at a Purchase Price of $180 in cash, subject to adjustment.

The Rights are not exercisable and cannot be transferred separately from the Common Stock until ten business days (or such later date as may be determined by the Board of Directors) after (i) the public announcement that a person or group of affiliated or associated persons has acquired (or obtained the right to acquire) beneficial ownership of 15% or more of the Common Stock or (ii) the commencement of a tender offer or exchange offer that would result in a person or group beneficially owning 20% or more of the outstanding Common Stock. If and when the Rights become exercisable, each holder of a Right shall have the right to receive, upon exercise, that number of shares of Common Stock (or in certain circumstances, cash property or other securities of the Company) which equals the price of the Right divided by 50% of the current market price (as defined in the Stockholder Rights Plan) per share of Common Stock at the date of the occurrence of such event. In the event that at any time after any person becomes an acquiring person, (i) the Company is consolidated with, or merged with and into, another entity and the Company is not the surviving entity of such consolidation or merger or if the Company is the surviving entity, but shares of its outstanding common stock are changed or exchanged for stock or securities or cash or any other property, or (ii) 50% or more to the Company's assets or earning power is sold or transferred, each holder of a Right shall thereafter have the right to receive upon exercise, that number of shares of common stock of the acquiring company which equals the exercise price of the Right divided by 50% of the current market price of such common stock at the date of the occurrence of the event.

The Rights have certain anti-takeover effects, in that they would cause substantial dilution to a person or group that attempts to acquire a significant interest in the Company on terms not approved by the Board of Directors. The Rights expire on March 17, 2008 but may be redeemed by the Company for $.001 per right at any time prior to the tenth day following a person's acquisition of 15% or more of the Company's common stock. So long as the Rights are not separately transferable, each new share of Common Stock issued will have a Right associated with it.

13. RETIREMENT PLANS

The Company and its subsidiaries have various savings and retirement plans covering substantially all employees. The Company maintains a defined contribution plan for the benefit of its eligible United States employees. This plan provides for Company contributions of up to 5% of each participant's total eligible compensation. In addition, the Company contributes an amount equal to each participant's contribution, if any, up to a maximum of 2% of each participant's total eligible compensation. During fiscal 1996, the Company's contributions increased to match an additional 50% of employee contributions between 2% and 4% of total eligible compensation. The Company also has various defined benefit pension and other retirement plans for certain foreign employees that are consistent with local statutes and practices. The total expense related to all of the Company's retirement plans in 1998, 1997 and 1996 was $21 million, $19 million and $17 million, respectively, which primarily consists of costs related to the domestic defined contribution plan. Also included in total expense is pension expense related to foreign defined benefit plans of approximately $3 million for 1998, 1997 and 1996. Summary data related to these foreign plans at October 31, 1998 was as follows: accumulated benefit obligation, substantially vested, of $27 million; projected benefit obligation of $56 million; plan assets at fair value of $59 million; discount rates ranging from 4% to 12%; compensation increase rates ranging from 3% to 11% and expected rate of return on assets ranging up to 12%. Summary data related to these foreign plans at November 1, 1997 was as follows: accumulated benefit obligation, substantially vested, of $26 million; projected benefit obligation of $51 million; plan assets at fair value of $51 million; discount rates ranging from 4% to 12%; compensation increase rates ranging from 3% to 10% and expected rate of return on assets ranging up to 13%.

                              ANALOG DEVICES, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

14.  INCOME TAXES

The reconciliation of income tax computed at the U.S. federal statutory rates to income tax expense is as follows:


                                                                                         LIABILITY METHOD
                                                                               ---------------------------------------
                                                                               1998             1997              1996
======================================================================================================================
U.S. federal statutory tax rate                                                35.0%            35.0%             35.0%
Income tax provision reconciliation:
   Tax at statutory rate                                                 $   52,660       $   82,578       $    80,759
   Irish income subject to lower tax rate                                   (10,960)         (19,880)          (17,813)
   Change in valuation allowance                                             (5,559)          (1,835)           (2,641)
   State income taxes, net of federal benefit                                   502              964             1,338
   Research and development tax credits                                      (4,400)          (5,000)           (1,300)
   Foreign Sales Corporation                                                 (1,745)          (3,161)           (3,575)
   Amortization of goodwill                                                     545              528               506
   Net foreign tax in excess of
     U.S. federal statutory tax rate                                            125            2,765               957
   Other, net                                                                  (197)             701               608
-----------------------------------------------------------------------------------------------------------------------
     Total income tax provision                                          $   30,971       $   57,660       $    58,839
=======================================================================================================================

For financial reporting purposes, income before income taxes includes the following components:


                                                                               1998             1997              1996
=======================================================================================================================
Pretax income:
   Domestic                                                              $   34,290       $   84,599        $  101,760
   Foreign                                                                  116,169          151,280           128,980
-----------------------------------------------------------------------------------------------------------------------
                                                                            150,459       $  235,879        $  230,740
=======================================================================================================================


The components of the provision for income taxes are as follows:


                                                                               1998             1997              1996
=======================================================================================================================
Current:
   Federal                                                               $   24,588       $   35,500        $   34,278
   Foreign                                                                   17,983           26,811            15,737
-----------------------------------------------------------------------------------------------------------------------
   State                                                                        772            1,483             2,100
Total current                                                            $   43,343       $   63,794        $   52,115
=======================================================================================================================

Deferred (prepaid):
   Federal                                                               $   (7,792)      $   (3,364)       $    1,318
   Foreign                                                                   (4,580)          (2,770)            5,406
-----------------------------------------------------------------------------------------------------------------------
Total deferred (prepaid)                                                 $  (12,372)      $   (6,134)       $    6,724
=======================================================================================================================

The Company's practice is to reinvest indefinitely the earnings of certain international subsidiaries. Accordingly, no U.S. income taxes have been provided for approximately $509,022,000 of unremitted earnings of international subsidiaries.

The Company had recorded a valuation allowance to reflect the estimated amount of deferred tax assets that may not be realized due to the expiration of book and tax capital losses. The balance for the valuation allowance for deferred assets was $0 at October 31, 1998, $5.6 million at November 1, 1997 and $7.4 million at November 2, 1996.

                              ANALOG DEVICES, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


The significant components of the Company's deferred tax assets and liabilities for the fiscal years ended October 31, 1998 and November 1, 1997 are as follows:


                                                                          1998           1997
-----------------------------------------------------------------------------------------------
Deferred tax assets:
   Inventory reserves                                                   $ 36,176       $ 21,734
   Capital loss carryover                                                     --          5,559
   Deferred income on shipments to distributors                           39,210         13,601
   Reserves for compensation and benefits                                 11,968          6,965
   Restricted stock                                                        2,466          2,689
   Intercompany profits in foreign inventories                             5,066          4,973
   Reserve for bad debts                                                   5,694          6,508
   Foreign tax credits                                                      (492)         1,795
   Other                                                                   4,340          2,289
-----------------------------------------------------------------------------------------------
     Total gross deferred tax assets                                     104,428         66,113
     Valuation allowance for deferred tax assets                              --         (5,559)
-----------------------------------------------------------------------------------------------
       Total deferred tax assets                                        $104,428       $ 60,554
-----------------------------------------------------------------------------------------------
Deferred tax liabilities:
   Depreciation                                                         $(38,069)      $(26,533)
-----------------------------------------------------------------------------------------------
     Total gross deferred liabilities                                   $(38,069)      $(26,533)
-----------------------------------------------------------------------------------------------
       Net deferred tax assets                                          $ 66,359       $ 34,021
===============================================================================================



The change in deferred taxes of $32 million from fiscal 1997 to fiscal 1998, includes $20 million of deferred taxes as a result of the cumulative effect of the change in accounting principle.

                REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS


The Board of Directors and Stockholders
Analog Devices, Inc.


We have audited the accompanying consolidated balance sheets of Analog Devices, Inc. as of October 31, 1998 and November 1, 1997, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended October 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Analog Devices, Inc. at October 31, 1998 and November 1, 1997, and the consolidated results of its operations and its cash flows for each of the three years in the period ended October 31, 1998, in conformity with generally accepted accounting principles.

As discussed in Notes 2(l) and 4 to the consolidated financial statements, in the fiscal year ended October 31, 1998, the Company changed its method for recognizing revenue on certain shipments to distributors.



                                             /s/ ERNST & YOUNG LLP



Boston, Massachusetts
December 1, 1998

                        (Page intentionally left blank)

                              ANALOG DEVICES, INC.
                 SUPPLEMENTARY FINANCIAL INFORMATION (Unaudited)


                                                               FIRST           SECOND            THIRD          FOURTH
1998                                                          QUARTER         QUARTER(A)       QUARTER(B)      QUARTER
-----------------------------------------------------------------------------------------------------------------------

Sales
    As previously reported                                    $330,721        $333,109          $294,920       $297,650
    Effect of distributor accounting change                    (12,930)        (13,679)              780             --
                                                              --------        --------          --------       --------
    As restated                                                317,791         319,430           295,700        297,650
                                                              --------        --------          --------       --------

Gross margin
    As previously reported                                    169,651          165,598           133,398        132,705
    Effect of distributor accounting change                    (6,192)          (7,161)              487             --
                                                              -------         --------          --------       --------
    As restated                                               163,459          158,437           133,885        132,705
                                                              -------         --------          --------       --------
Cumulative effect of change in accounting principle           (37,080)              --                --             --
                                                              -------         --------          --------       --------

Net income
    As previously reported                                      44,284          48,440             8,791         26,336
    Effect of distributor accounting change                    (41,105)         (4,655)              317             --
                                                              --------        --------          --------       --------
    As restated                                                  3,179          43,785             9,108         26,336
                                                              --------        --------          --------       --------

BASIC EARNINGS PER SHARE:
Earnings before cumulative effect of accounting change
    As previously reported                                        0.28            0.30              0.05           0.16
    Effect of distributor accounting change                      (0.02)          (0.03)               --             --
                                                              --------        --------          --------       --------
    As restated                                                   0.26            0.27              0.05           0.16
                                                              --------        --------          --------       --------
Cumulative effect of change in accounting principle              (0.23)             --                --             --
                                                              --------        --------          --------       --------
Earnings after effect of distributor accounting change            0.03            0.27              0.05           0.16
                                                              ========        ========          ========       ========

DILUTED EARNINGS PER SHARE:
Earnings before cumulative effect of accounting change
    As previously reported                                        0.26            0.28              0.06           0.16
    Effect of distributor accounting change                      (0.02)          (0.03)               --             --
                                                              --------        --------          --------       --------
    As restated                                                   0.24            0.25              0.06           0.16
                                                              --------        --------          --------       --------
Cumulative effect of change in accounting principle              (0.21)             --                --             --
                                                              --------        --------          --------       --------
Earnings after effect of distributor accounting change            0.03            0.25              0.06           0.16
                                                              ========        ========          ========       ========

1997
Sales                                                         $292,063        $300,813          $318,139       $332,479
Gross margin                                                   143,773         150,632           159,238        167,320
Net income                                                      39,180          42,117            45,969          0,953
Basic earning per share                                           0.25            0.27              0.29           0.32
Diluted earnings per share                                        0.23            0.25              0.27           0.29

Pro forma amounts for 1997 assuming the change in
accounting principle related to revenue recognition
was applied retroactively:
    Net income                                                $ 33,218        $ 40,488          $ 42,435       $ 51,374
    Basic earning per share                                       0.21            0.26              0.27           0.32
    Diluted earnings per share                                    0.20            0.24              0.25           0.29




(a) Includes $13.1 million gain on sale of a business, see Note 5 of the Notes to the Company's Consolidated Financial Statements.

(b) Includes a $17 million restructuring charge, see Note 6 of the Notes to the Company's Consolidated Financial Statements