Form 10-K, Exhibit 13
period 1999-10-30
ANALOG DEVICES INC
filed 2000-01-28
CIK 6281

                                                                    Exhibit 13.1


                               MANAGEMENT ANALYSIS

COMPANY OVERVIEW

Analog Devices, Inc. (Analog, ADI or the Company) is a world leader in the design, manufacture and marketing of high-performance analog, mixed-signal and digital signal processing (DSP) integrated circuits (ICs) used in signal processing applications.

As of the end of fiscal 1999, approximately 40% of Analog's revenues came from the communications market, making it the Company's largest and fastest-growing served market. Communications applications include wireless handsets and base stations, as well as products used for high-speed access to the Internet, including ICs used in ADSL and cable modems and central office networking equipment.

Analog serves the PC market with products that monitor and manage power usage, process signals used in flat panel displays and LCD projectors and enable PCs to provide CD-quality audio. Analog also serves the high-end consumer market with products used in digital cameras and camcorders, DVD players and surround sound audio systems. Analog provides a broad array of products to the industrial market, including products for automatic test equipment and for the digital speed control of AC motors.

Analog's products are sold worldwide through a direct sales force, third-party industrial distributors and independent sales representatives. The Company has direct sales offices in 18 countries, including the United States. Approximately 46% of fiscal 1999 revenue came from customers in North America, while most of the balance came from customers in Western Europe and the Far East.

The Company is headquartered near Boston, in Norwood, Massachusetts, and has manufacturing facilities in Massachusetts, California, North Carolina, Ireland, the Philippines and Taiwan. Founded in 1965, Analog Devices employs approximately 7,400 people worldwide. The Company's stock is listed on the New York Stock Exchange under the symbol ADI and is included in the Standard & Poor's 500 Index.

RESULTS OF OPERATIONS

Sales were $1,450 million in fiscal 1999, $1,231 million in fiscal 1998 and $1,243 million in fiscal 1997. The significant growth in the use of analog, digital and mixed-signal ICs to address the signal processing needs of the growing broadband and wireless communications, computer and computer peripherals markets was the main reason for the sales increase in fiscal 1999. In addition, a recovery in the semiconductor industry generally, partially offset by a decline in Automatic Test Equipment (ATE) sales, contributed to the sales increase in fiscal 1999. Sales declined slightly during fiscal 1998 from the levels achieved in fiscal 1997, primarily due to a decline in sales of Global System for Mobile Communications (GSM) cellular phone chipsets and a decline in disk drive product sales as a result of the disposal of the disk drive IC business in fiscal 1998. These declines were partially offset by an increase in analog IC sales. Sales of assembled products continued to decline in fiscal 1999 and accounted for 3% of the Company's net sales in fiscal 1999, down from 4% in the prior fiscal year. Assembled products include multichip modules, hybrids and printed circuit board modules.

Demand for the Company's communications, computer and consumer products resulted in sales increases in all geographic regions during fiscal 1999. Sales to North American customers increased 8% over fiscal 1998. Sales in Europe in the first half of fiscal 1999 had declined from prior year levels but as the fiscal year progressed, demand increased resulting in a relatively flat level of sales year over year. Sales in Japan increased 23% as demand increased for the Company's products as the Japanese economy continued its recovery. Sales in other Southeast Asian countries in fiscal 1999 doubled from the levels achieved in fiscal 1998. The increased demand was attributed to the increased use of the Company's products in the communications and computer products market, both of which experienced significant growth during the year.

Sales to North American customers increased 9% during fiscal 1998 over the levels achieved in the prior year, due to increased sales of analog IC products. In Europe, sales declined in fiscal 1998 from the levels achieved in fiscal

1997, primarily due to a decline in GSM sales. Sales in Japan during fiscal 1998 remained flat to the levels achieved in fiscal 1997. Sales in other Southeast Asian countries declined during fiscal 1998 primarily because of a decline in the sales of disk drive IC products, which was partially offset by increases in the sale of analog IC products.

Gross margin increased to 49.3% of sales in fiscal 1999, from 47.8% in fiscal 1998. This increase was primarily attributable to higher sales and tight control of internal manufacturing spending. The decline in gross margin from 49.9% in fiscal 1997 to 47.8% in fiscal 1998 was principally due to a reduction in demand in fiscal 1998, which caused the Company to reduce production rates, particularly in the second half of the year.

Research and development (R&D) expense was $257 million in fiscal 1999, compared to $219 million in fiscal 1998. As a percentage of sales, R&D spending remained flat at approximately 17.8%. The Company expects to continue the development of innovative technologies and processes for new products targeted for broadband and wireless communications applications, imaging, audio and high-performance power and thermal management products for computer and consumer product applications. The Company believes that a continued commitment to research and development is essential in order to maintain product leadership with its existing products and to provide innovative new product offerings, and therefore expects to continue to make significant R&D investments in the future. In fiscal 1998, R&D expenses increased approximately 12% to $219 million, or 17.8% of sales, up from 15.8% of sales in fiscal 1997.

During the second quarter of fiscal 1999, the Company acquired two DSP tools companies, White Mountain DSP, Inc. of Nashua, New Hampshire and Edinburgh Portable Compilers Limited, of Edinburgh, Scotland. The total cost of these acquisitions was approximately $23 million with additional cash consideration of up to a maximum of $10 million payable if the acquired companies achieve certain revenue and operational objectives. In connection with these acquisitions, the Company recorded a charge of $5.1 million for the write-off of in-process research and development.

Selling, marketing, general and administrative (SMG&A) expenses were $210 million in fiscal 1999, an increase of $3 million from the $207 million recorded in the prior fiscal year. As a percentage of sales, SMG&A decreased from 16.9% for fiscal 1998 to 14.5% for fiscal 1999 due to continued control over spending despite sales increases. In fiscal 1998, SMG&A expenses increased $15 million from the $192 million recorded in fiscal 1997. This increase was primarily attributable to an $8 million charge related to collection difficulties experienced by the Company. As a result, SMG&A expenses as a percentage of sales increased from 15.4% in fiscal 1997 to 16.9% in fiscal 1998.

Including the impact of the write-off of in-process research and development, the Company's operating income was 16.7% of sales for fiscal 1999. The Company's operating income for fiscal 1998, including the impact of a $17 million restructuring charge and a $13 million net gain on the sale of its disk drive IC business in fiscal 1998, was 12.8% of sales. The Company's operating income was 18.8% of sales for fiscal 1997.

The Company's equity interest in WaferTech, LLC, a joint venture with Taiwan Semiconductor Manufacturing Company and other investors, resulted in a loss of $1.1 million in fiscal 1999, compared to a loss of $9.8 million in fiscal 1998. This change was the result of the Company's completion of the sale in fiscal 1999 of approximately 78% of its equity ownership in WaferTech. As a result of this sale, the Company's equity ownership in WaferTech was reduced from 18% to 4%. The Company sold 78% of its investment to other WaferTech partners in exchange for $105 million in cash, which was equal to 78% of the carrying value of the equity ownership at October 31, 1998.
This investment is now recorded under the cost method.

The Company's effective income tax rate increased to 23.6% for fiscal 1999 from 20.6% in fiscal 1998 due to a shift in the mix of worldwide profits. Additionally, in fiscal 1998 the Company utilized $5.6 million of capital loss carryforwards for tax purposes, which reduced the Company's valuation allowance from $5.6 million at November 1, 1997 to $0 at October 31, 1998. The effective tax rate for fiscal 1997 was 24.4%.

In the fourth quarter of fiscal 1998, the Company changed its accounting method for recognizing revenue on all shipments to international distributors and certain shipments to domestic distributors. The change was made with an effective date of November 2, 1997 (the beginning of fiscal 1998). Prior to the change the Company had historically deferred revenue on most shipments made to domestic distributors until the products were resold by the distributors to end users, but recognized revenue on shipments to international distributors and certain shipments to domestic distributors upon shipment to the distributors, net of appropriate reserves for returns and allowances. As a result of this accounting change, revenue recognition on shipments to all distributors worldwide is deferred until the products are resold to the end users. The Company believes that deferral of revenue and related gross margin on shipments to distributors until the product is shipped by the distributors is a more meaningful measurement of results of operations because it better conforms to the substance of the transaction considering the changing business environment in the international marketplace; is consistent with industry practice; and will, accordingly, better focus the entire organization on sales to end users and, therefore, is a preferable method of accounting. The cumulative effect in prior years of the change in accounting principle was a charge of approximately $37 million (net of $20 million of income taxes) or $0.21 per diluted share.

For fiscal 1999, net income increased 65% before the fiscal 1998 change in accounting principle, and 139% after the change in accounting principle, to $197 million, and diluted earnings per share was $1.10. For fiscal 1998, net income before the cumulative effect of the change in accounting principle was $119 million, and diluted earnings per share was $0.71. Net income after the cumulative effect of the change in accounting principle was $82 million for fiscal 1998, and diluted earnings per share was $0.50. Net income was $178 million for 1997, and the diluted earnings per share was $1.04.

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, (FAS 133), "Accounting for Derivative Instruments and Hedging Activities." This statement provides a comprehensive and consistent standard for the recognition and measurement of derivatives and hedging activities. In July 1999, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 137, which defers the effective date of FAS 133 for one year. Accordingly, the Company will adopt FAS 133 during fiscal 2001 as required. The Company is currently evaluating the impact of FAS 133 on the results of operations and financial position.

In March 1998, Statement of Position 98-1, (SOP 98-1), "Accounting for the Cost of Computer Software Developed for or Obtained for Internal Use" was issued. The Company is required to adopt SOP 98-1 in fiscal 2000. The Company believes that, based upon current circumstances, the effect of adopting the standard will not have a significant impact on the results of operations or financial position.

In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin 101, (SAB 101), "Revenue Recognition in Financial Statements." SAB 101 summarizes the application of generally accepted accounting principles to revenue recognition in financial statements. The Company does not expect SAB 101 to have a material effect on the results of operations or financial position.

The impact of inflation on the Company's business during the past three years has not been significant.

LIQUIDITY AND CAPITAL RESOURCES

At October 30, 1999, the Company had $762 million of cash, cash equivalents and short-term investments compared to $305 million at October 31, 1998. The increase in cash, cash equivalents and short-term investments was primarily due to operating cash inflows of $427 million (29% of fiscal 1999 sales), $105 million received in January 1999, related to the sale of the Company's investment in WaferTech and lower capital spending. The Company's operating activities generated net cash of $225 million, or 18% of sales in fiscal 1998. Investing activities used $358 million in fiscal 1999 and $187 million in fiscal 1998, while financing activities generated $22 million in fiscal 1999 and used $62 million in fiscal 1998. The Company's primary source of funds in fiscal 1999 and fiscal 1998 was net cash generated by operations.

Accounts receivable of $267 million at the end of fiscal 1999 increased $60 million or 29% from $207 million at the end of fiscal 1998. This increase resulted principally from a $133 million increase in sales from the fourth quarter of fiscal 1998 to the fourth quarter of fiscal 1999. Days sales outstanding improved from 63 at the end of the fourth quarter of fiscal 1998 to 56 at the end of the fourth quarter of fiscal 1999. As a percentage of annualized fourth quarter sales, accounts receivable was 15.5% at the end of fiscal 1999, down from 17.4% at the end of fiscal 1998.

Inventories declined $26 million, or 10%, from the prior year to $249 million at the end of fiscal 1999. Inventories as a percentage of annualized fourth quarter sales decreased to 14% for the year ended October 30, 1999 from 23% for the year ended October 31, 1998. Inventory levels had increased at the end of fiscal 1998 as demand levels had declined in the second half of fiscal 1998. As demand increased through fiscal 1999, inventory levels declined.

Net additions to property, plant and equipment of $78 million for fiscal 1999 were funded with a combination of cash on hand and cash generated from operations. Capital spending in fiscal 1999 was down substantially from the $167 million spent in fiscal 1998. The decrease in capital expenditures was attributable to the Company's efforts to constrain all spending, including capital expenditures, until sales growth resumed. The Company currently plans to make capital expenditures of between $200 million and $250 million in fiscal 2000. Depreciation expense is expected to increase to $150 million in fiscal 2000.

During the second quarter of fiscal 1999, the Company acquired two DSP tools companies, White Mountain DSP, Inc. of Nashua, New Hampshire and Edinburgh Portable Compilers Limited, of Edinburgh, Scotland. The total cost of these acquisitions was approximately $21 million in cash and $2 million in common stock of the Company, with additional cash consideration of up to a maximum of $10 million payable if the acquired companies achieve certain revenue and operational objectives. These acquisitions were accounted for as purchases, and the excess of the purchase price over the fair value of assets acquired was allocated to existing technology, workforce in place, tradenames and goodwill, which are being amortized over periods ranging from six to ten years. In connection with these acquisitions, the Company recorded a charge of $5.1 million for the write-off of in-process research and development. In the fourth quarter of 1999, the Company invested an additional $4 million in WaferTech.

In fiscal 1999, financing activities generated cash of $22 million. The issuance of common stock under stock purchase and stock option plans generated cash of $34 million, and proceeds from variable rate borrowings generated cash of $2 million. These increases were offset by $14 million of cash used for the repayment of capital lease obligations.

As of March 11, 1999, the Company had converted $229,967,000 of the $230 million principal amount of its 3-1/2% Convertible Subordinated Notes (Notes) due 2000 into an aggregate of 10,983,163 shares of the Company's common stock, and the remaining Notes were redeemed by a cash payment of $33,000. As a result of this conversion, the Company's debt-to-equity ratio was reduced to 7% as compared to 31% in the prior year.

At October 30, 1999, the Company's principal sources of liquidity were $762 million of cash and cash equivalents and short-term investments. In addition, the Company has various lines of credit both in the U.S. and overseas, including a $60 million credit facility in the U.S. that expires in fiscal 2000. These lines of credit were substantially unused at October 30, 1999.

The Company believes that its existing sources of liquidity and cash expected to be generated from future operations, together with current and anticipated available long-term financing, will be sufficient to fund operations, capital expenditures and research and development efforts for the foreseeable future.

QUALITATIVE AND QUANTITATIVE DISCLOSURE ABOUT MARKET RISK

The Company has fixed rate debt obligations and related interest rate swap and cap agreements. An increase in interest rates would not significantly increase interest expense due to the fixed nature of the Company's debt obligations. Because of the size and structure of these obligations, a 100 basis point increase in interest rates would not result in a material change in the Company's interest expense or the fair value of the debt obligations and related interest rate swap and cap agreements for fiscal 1999 and fiscal 1998. The fair value of the Company's investment portfolio or related interest income would not be significantly impacted by either a 100 basis point increase or decrease in interest rates in fiscal 1999 and fiscal 1998 due mainly to the short-term nature of the major portion of the Company's investment portfolio and the relative insignificance of interest income to the consolidated pre-tax income, respectively.

As more fully described in Note 2 (h) in the Notes to the Company's Consolidated Financial Statements, the Company regularly hedges its non-U.S. dollar-based exposures by entering into forward exchange contracts, foreign currency option contracts and currency swap agreements. The terms of these contracts typically are for periods matching the duration of the underlying exposure and generally range from three months up to one year. The short-term nature of these contracts has resulted in these instruments having insignificant fair values at October 30, 1999 and October 31, 1998. The Company's largest foreign currency exposure is against the Japanese yen, primarily because Japan has a higher proportion of local currency denominated sales. Relative to foreign currency exposures existing at October 30, 1999 and October 31, 1998, a 10% unfavorable movement in foreign exchange rates would not expose the Company to significant losses in earnings or cash flows or significantly diminish the fair value of its foreign currency financial instruments, primarily due to the short lives of the affected financial instruments that effectively hedge substantially all of the Company's year-end exposures against fluctuations in foreign currency exchange rates. The calculation assumes that each exchange rate would change in the same direction relative to the U.S. dollar. In addition to the direct effects of changes in exchange rates, such changes typically affect the volume of sales or the foreign currency sales price as competitors' products become more or less attractive. The Company's sensitivity analysis of the effects of changes in foreign currency exchange rates does not factor in a potential change in sales levels or local currency selling prices.

LITIGATION

For information concerning certain pending litigation involving the Company, see
Note 11 of the Notes to the Company's Consolidated Financial Statements.

FORWARD-LOOKING STATEMENTS

The "Management Analysis" and other sections of this report contain forward-looking statements that are based on current expectations, estimates, forecasts and projections about the industry and markets in which the Company operates, management's beliefs and assumptions made by management. In addition, other written or oral statements that constitute forward-looking statements may be made by or on behalf of the Company. Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates," variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions thaT are difficult to predict. (See "Factors That May Affect Future Results" below.) Therefore, actual outcomes and results may differ materially from what is expressed or forecast in such forward-looking statements. The Company undertakes no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

FACTORS THAT MAY AFFECT FUTURE RESULTS

The Company's future operating results are difficult to predict and may be affected by a number of factors including the timing of new product announcements or introductions by the Company and its competitors, competitive pricing pressures, fluctuations in manufacturing yields, adequate availability of wafers and manufacturing capacity, changes in product mix and economic conditions in the United States and international markets. In addition, the semiconductor market has historically been cyclical and subject to significant economic downturns at various times. The Company's business is subject to rapid technological changes and there can be no assurance, depending on the mix of future business, that products stocked in inventory will not be rendered obsolete before they are shipped by the Company. As a result of these and other factors, there can be no assurance that the Company will not experience material fluctuations in future operating results on a quarterly or annual basis.

The Company's success depends in part on its continued ability to develop and market new products. There can be no assurance that the Company will be able to develop and introduce new products in a timely manner or that such products, if developed, will achieve market acceptance. In addition, the Company's growth is dependent on its continued ability to penetrate new markets where the Company has limited experience and competition is intense. There can be no assurance that the markets being served by the Company will grow in the future; that the Company's existing and new products will meet the requirements of such markets; that the Company's products will achieve customer acceptance in such markets; that competitors will not force prices to an unacceptably low level or take market share from the Company; or that the Company can achieve or maintain profits in these markets. Also, some of the Company's customers in these markets are less well established which could subject the Company to increased credit risk.

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

The cyclical nature of the industry has resulted in sustained or short-term periods when demand for the Company's products has increased or decreased rapidly. The semiconductor industry and the Company have experienced a period of rapid increases in demand during fiscal 1999. The Company has increased its manufacturing capacity over the past three years through both expansion of its production facilities and increased access to third-party foundries. However, the Company cannot be sure that it will not encounter unanticipated production problems at either its own facilities or at third-party foundries, or that the increased capacity will be sufficient to satisfy demand for its products. The Company relies, and plans to continue to rely, on assembly and test subcontractors and on third-party wafer fabricators to supply most of its wafers that can be manufactured using industry-standard digital processes. Such reliance involves several risks, including reduced control over delivery schedules, manufacturing yields and costs. In addition, the Company's capacity additions resulted in a significant increase in operating expenses. If revenue levels are not sufficient to offset these additional expense levels, the Company's future operating results could be adversely affected. In addition, asset values could be impaired if the additional capacity is underutilized for an extended period of time. Also, noncompliance with "take or pay" covenants in certain of its supply agreements could adversely impact operating results. The Company believes that other semiconductor manufacturers have expanded their production capacity over the past several years, and there can be no assurance that the expansion by the Company and its competitors will not lead to overcapacity in the Company's target markets, which could lead to price erosion that would adversely affect the Company's operating results. In addition, the Company and many companies in the semiconductor industry, rely on internal manufacturing capacity located in California and Taiwan as well as wafer fabrication foundries in Taiwan and other subcontractors in geologically unstable locations around the world. Such reliance involves risks associated with the impact of earthquakes on the Company and the semiconductor industry including temporary loss of capacity, availability and cost of key raw materials and equipment, and availability of key services including transport.

In fiscal 1999, 54% of the Company's revenues were derived from customers in international markets. The Company has manufacturing facilities outside the U.S. in Ireland, the Philippines and Taiwan. The Company also has a supply agreement that includes "take or pay" covenants with a supplier located in Southeast Asia
(SEA) and as part of this arrangement, the Company has $20 million on deposit as well as a $27 million investment in the common stock of the supplier. In addition to being exposed to the ongoing economic cycles in the semiconductor industry, the Company is also subject to the economic and political risks inherent in international operations, including the risks associated with the ongoing uncertainties in many developing economies around the world. These risks include air transportation disruptions, expropriation, currency controls and changes in currency exchange rates, tax and tariff rates and freight rates. Although the Company engages in certain hedging transactions to reduce its exposure to currency exchange rate fluctuations, there can be no assurance that the Company's competitive position will not be adversely affected by changes in the exchange rate of the U.S. dollar against other currencies.

The semiconductor industry is characterized by frequent claims and litigation involving patent and other intellectual property rights. The Company has from time to time received, and may in the future receive, claims from third parties asserting that the Company's products or processes infringe their patents or other intellectual property rights. In the event a third party makes a valid intellectual property claim and a license is not available on commercially reasonable terms, the Company's operating results could be materially and adversely affected. Litigation may be necessary to enforce patents or other intellectual property rights of the Company or to defend the Company against claims of infringement, and such litigation can be costly and divert the attention of key personnel. See Note 11 of the Notes to the Company's Consolidated Financial Statements for information concerning certain pending litigation involving the Company. An adverse outcome in such litigation may, in certain cases, have a material adverse effect on the Company's consolidated financial position or on its consolidated results of operations or cash flows in the period in which the litigation is resolved.

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

YEAR 2000

Over the past six years the Company made significant investments in new manufacturing, financial and operating hardware and software. These investments were made to support the growth of its operations; however, the by-product of this effort was that the Company had year 2000 compliant hardware and software running on many of its major platforms. The Company established a task force to evaluate the remaining systems and equipment and upgrade or replace systems that were not year 2000 compliant. The cost of this effort, which commenced at the beginning of fiscal 1998 and continued through fiscal 1999, was approximately $10 million.

The Company's computer systems and equipment successfully transitioned to the year 2000. However, there may be latent problems that surface at key dates or events in the future. The Company has not experienced, and does not anticipate, any significant problems related to the transition to the year 2000. Furthermore, the Company does not anticipate any significant expenditure in the future related to year 2000 compliance.