Form 10-K, Exhibit 13
period 1999-10-30
ANALOG DEVICES INC
filed 2000-01-28
CIK 6281

                                                                    Exhibit 13.2


                              ANALOG DEVICES, INC.
                        CONSOLIDATED STATEMENTS OF INCOME

Years ended October 30, 1999, October 31, 1998 and November 1, 1997
(thousands except per share amounts)                                          1999             1998            1997
------------------------------------                                          ----             ----            ----
REVENUE         Net sales..............................................   $  1,450,379    $   1,230,571    $  1,243,494

COSTS AND       Cost of sales..........................................        735,643          642,085         622,531
                                                                          ------------    -------------    ------------
EXPENSES
                Gross margin...........................................        714,736          588,486         620,963

                Operating expenses:
                   Research and development............................        257,039          219,354         196,148
                   Write-off of purchased in-process research and
                     development.......................................          5,140                -               -
                   Selling, marketing, general
                     and administrative................................        209,639          207,487         191,613
                   Restructuring charge................................              -           17,000               -
                   Gain on sale of business............................              -          (13,100)              -
                                                                          ------------    -------------    ------------
                                                                               471,818          430,741         387,761

                Operating income.......................................        242,918          157,745         233,202

                Equity in loss (income) of WaferTech...................          1,149            9,780            (214)
                Nonoperating (income) expenses:
                   Interest expense....................................          8,071           11,229          12,507
                   Interest income.....................................        (26,726)         (16,838)        (16,178)
                   Other...............................................          2,884            3,115           1,208
                                                                          ------------    -------------    ------------
                                                                               (15,771)          (2,494)         (2,463)
                                                                          ------------    -------------    ------------

EARNINGS        Income before income taxes.............................        257,540          150,459         235,879

                Provision for income taxes:
                   Payable currently...................................         44,139           43,343          63,794
                   Deferred ...........................................         16,582          (12,372)         (6,134)
                                                                          ------------    -------------    ------------
                                                                                60,721           30,971          57,660
                                                                          ------------    -------------    ------------
                Net income before cumulative effect of change in
                   accounting principle................................        196,819          119,488         178,219
                                                                          ------------    -------------    ------------
                Cumulative effect of change in accounting principle,
                     net of $20 million of income taxes................              -          (37,080)              -
                                                                          ------------    -------------    ------------

                Net income after cumulative effect of change in
                   accounting principle................................   $    196,819    $      82,408    $    178,219
                                                                          ============    =============    ============

                Shares used to compute earnings per share - Basic......        168,241          161,574         159,594
                                                                          ============    =============    ============
                Shares used to compute earnings per share - Diluted....        181,452          177,875         177,309
                                                                          ============    =============    ============

                Earnings per share before cumulative effect of change
                   in accounting principle
                Earnings per share - Basic.............................          $1.16            $0.74           $1.13
                                                                          ============    =============    ============
                Earnings per share - Diluted...........................          $1.10            $0.71           $1.04
                                                                          ============    =============    ============

                Earnings per share after cumulative effect of change
                   in accounting principle
                Earnings per share - Basic.............................          $1.16            $0.51           $1.13
                                                                          ============    =============     ===========
                Earnings per share - Diluted...........................          $1.10            $0.50           $1.04
                                                                          ============    =============     ===========

See accompanying notes.

                              ANALOG DEVICES, INC.
                           CONSOLIDATED BALANCE SHEETS


October 30, 1999 and October 31, 1998
(thousands except share amounts)
ASSETS                                                                                            1999          1998
CURRENT             Cash and cash equivalents.............................................     $  355,891    $  263,331
ASSETS              Short-term investments................................................        406,553        41,575
                    Accounts receivable less allowances of $14,238
                      ($32,332 in 1998)...................................................        267,127       207,361
                    Inventories...........................................................        248,936       275,076
                    Deferred tax assets...................................................         89,780        98,148
                    Prepaid expenses and other current assets.............................         10,823        18,038
                                                                                               ----------    ----------
                    Total current assets..................................................      1,379,110       903,529
                                                                                               ----------    ----------

PROPERTY,           Land and buildings....................................................        166,130       158,792
PLANT AND           Machinery and equipment...............................................      1,088,939     1,034,619
EQUIPMENT,          Office equipment......................................................         74,530        70,576
AT COST             Leasehold improvements................................................        108,530       103,482
                                                                                               ----------    ----------
                                                                                                1,438,129     1,367,469
                    Less accumulated depreciation and amortization........................        795,323       664,038
                                                                                               ----------    ----------
                    Net property, plant and equipment.....................................        642,806       703,431
                                                                                               ----------    ----------

OTHER               Investments...........................................................        119,301       187,224
ASSETS              Intangible assets, net................................................         30,563        15,815
                    Other assets..........................................................         46,574        51,731
                                                                                               ----------    ----------
                    Total other assets....................................................        196,438       254,770
                                                                                               ----------    ----------
                                                                                               $2,218,354    $1,861,730
                                                                                               ==========    ==========

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT             Short-term borrowings and current portion of
LIABILITIES           long-term debt......................................................     $   82,344    $      193
                    Obligations under capital leases......................................         14,717        14,266
                    Accounts payable......................................................        103,368        59,115
                    Deferred income on shipments to distributors..........................        100,788       113,784
                    Income taxes payable..................................................         66,761        53,595
                    Accrued liabilities...................................................        111,285        79,906
                                                                                               ----------    ----------
                    Total current liabilities.............................................        479,263       320,859
                                                                                               ----------    ----------

NONCURRENT          Long-term debt........................................................              -       309,985
LIABILITIES         Noncurrent obligations under capital leases...........................         16,214        30,773
                    Deferred income taxes.................................................         40,002        31,789
                    Other noncurrent liabilities..........................................         66,844        39,935
                                                                                               ----------    ----------
                    Total noncurrent liabilities..........................................        123,060       412,482
                                                                                               ----------    ----------

                    Commitments and Contingencies

STOCKHOLDERS'       Preferred stock, $1.00 par value, 471,934 shares
EQUITY                authorized, none outstanding........................................              -             -
                    Common stock, $0.16 2/3 par value, 600,000,000
                      shares authorized, 178,049,189 shares issued
                      (164,092,719 in 1998)...............................................         29,675        27,349
                    Capital in excess of par value, net of deferred
                      compensation of $6,211 ($9,291 in 1998)............................         523,106       248,970
                    Retained earnings.....................................................      1,110,811       913,992
                    Accumulated other comprehensive income................................         12,209         6,025
                                                                                               ----------    ----------
                                                                                                1,675,801     1,196,336
                    Less 3,161,774 shares in treasury, at cost
                      (3,782,763 in 1998).................................................         59,770        67,947
                                                                                               ----------    ----------
                    Total stockholders' equity............................................      1,616,031     1,128,389
                                                                                               ----------    ----------
                                                                                               $2,218,354    $1,861,730
                                                                                               ==========    ==========

See accompanying notes.

                              ANALOG DEVICES, INC.
                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                                                              ACCUMULATED
Years ended October 30, 1999,                                       CAPITAL IN                   OTHER
October 31, 1998 and  November 1, 1997          COMMON STOCK         EXCESS OF    RETAINED   COMPREHENSIVE     TREASURY STOCK
(thousands)                                  SHARES      AMOUNT      PAR VALUE    EARNINGS       INCOME*      SHARES      AMOUNT
-----------                                  ------      ------      ---------    --------       -------      ------      ------
           Balance, November 2,
              1996                           158,745    $26,458      $176,357    $ 653,365      $  6,655           -     $      -
                                             -------    -------      --------   ----------      --------      ------     --------
ACTIVITY   Net income - 1997                                                       178,219
IN FISCAL  Issuance of stock under
1997          stock plans and other,
              net of repurchases               3,196        533        19,446                                    (35)      (1,054)
           Compensation recognized
              under Restricted Stock Plan                               2,309
           Tax benefit on exercise of non-
              qualified stock options and
              disqualifying dispositions
              under stock plans                                        25,773
           Translation adjustment                                                                     69
                                             -------    -------      --------   ----------      --------      ------     --------
           Balance, November 1,
              1997                           161,941     26,991       223,885      831,584         6,724         (35)      (1,054)
                                             -------    -------      --------   ----------      --------      ------     --------
ACTIVITY   Net income - 1998                                                        82,408
IN FISCAL  Issuance of stock under
1998          stock plans and other,
              net of repurchases               2,152        358         8,738                                    652       17,299
           Compensation recognized
              under Restricted Stock Plan                               2,918
           Tax benefit on exercise of non-
              qualified stock options and
              disqualifying dispositions
              under stock plans                                        13,429
           Repurchase of common stock                                                                         (4,400)     (84,192)
           Translation adjustment                                                                   (699)
                                             -------    -------      --------   ----------      --------      ------     --------
           Balance, October 31,
              1998                           164,093     27,349       248,970      913,992         6,025      (3,783)     (67,947)
                                             -------    -------      --------   ----------      --------      ------     --------
ACTIVITY   Net income - 1999                                                       196,819
IN FISCAL  Issuance of stock under
1999          stock plans and other,
              net of repurchases               2,974        496        28,159                                    621        8,177
           Conversion of 3-1/2%
              Subordinated notes              10,982      1,830       228,074
           Compensation recognized
              under Restricted Stock Plan                               2,799
           Tax benefit on exercise of non-
              qualified stock options and
              disqualifying dispositions
              under stock plans                                        15,104
           Securities valuation
              adjustment                                                                           6,629
           Translation adjustment                                                                   (445)
                                             -------    -------      --------   ----------      --------      ------     --------
           Balance, October 30,
              1999                           178,049    $29,675      $523,106   $1,110,811      $ 12,209      (3,162)    $(59,770)
                                             =======    =======      ========   ==========      ========      ======     ========


* Comprehensive income, i.e., net income plus other comprehensive income, totaled $203 million in 1999, $82 million in 1998 and $178 million in 1997.

See accompanying notes.

                              ANALOG DEVICES, INC.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended October 30, 1999, October 31, 1998 and November 1, 1997
 (thousands)                                                                       1999              1998            1997
OPERATIONS     Cash flows from operations:
                  Net income ............................................      $  196,819        $   82,408      $  178,219
                  Adjustments to reconcile net income
                    to net cash provided by operations:
                     Cumulative effect of change in accounting
                         principle, net of $20 million of income taxes...               -            37,080               -
                     Depreciation and amortization.......................         142,598           127,560         103,554
                     Noncash portion of restructuring costs..............               -            10,000               -
                     Gain on sale of business............................               -           (13,100)              -
                     Write-off of purchased in-process research and
                         development.....................................           5,140                 -               -
                     Equity in loss of WaferTech, net of dividends.......           1,149            10,907             211
                     Deferred income taxes...............................          16,582           (12,372)         (6,134)
                  Change in operating assets and liabilities:
                     (Increase) decrease in accounts receivable..........         (59,019)           51,061         (25,129)
                     Decrease (increase) in inventories..................          28,424           (48,883)         (7,739)
                     Decrease (increase) in prepaid expenses and other
                         current assets..................................           7,331               240          (3,605)
                     Increase in investments - trading...................         (28,098)           (7,319)         (8,965)
                     Increase (decrease) in accounts payable,
                         deferred income and accrued liabilities.........          57,096           (31,840)          4,828
                     Increase in income taxes payable....................          27,774            14,476          32,916
                     Increase in other liabilities.......................          31,525             4,467          17,584
                                                                               ----------        ----------      ----------
                  Total adjustments......................................         230,502           142,277         107,521
                                                                               ----------        ----------      ----------

               Net cash provided by operations...........................         427,321           224,685         285,740
                                                                               ----------        ----------      ----------

INVESTMENTS Cash flows from investments:
                  Additions to property, plant and equipment, net........         (77,500)         (166,911)       (179,374)
                  Purchase of short-term investments available-for-sale..        (628,823)         (143,449)       (153,269)
                  Maturities of short-term investments available-for-sale         263,845           152,880         192,073
                  Change in long-term investments........................         101,501           (56,110)        (51,599)
                  Payments for acquisitions, net of cash acquired........         (20,499)                -               -
                  Proceeds from sale of business.........................               -            27,000               -
                  Decrease (increase) in other assets....................           3,435              (370)        (33,650)
                                                                               ----------        ----------      ----------
               Net cash used for investments.............................        (358,041)         (186,960)       (225,819)
                                                                               ----------        ----------      ----------

FINANCING      Cash flows from financing activities:
ACTIVITIES        Repurchase of common stock.............................               -           (84,192)              -
                  Proceeds from employee stock plans.....................          34,154            27,638          19,283
                  Payments on capital lease obligations..................         (14,109)          (11,640)        (11,164)
                  Proceeds from equipment financing......................               -             6,094           7,123
                  Net increase (decrease) in variable rate borrowings....           1,776                60            (109)
                                                                               ----------        ----------      ----------

               Net cash provided by (used for) financing activities......          21,821           (62,040)         15,133
                                                                               ----------        ----------      ----------

               Effect of exchange rate changes on cash...................           1,459            (1,955)          4,438
                                                                               ----------        ----------      ----------

               Net increase (decrease) in cash and cash equivalents......          92,560           (26,270)         79,492
               Cash and cash equivalents at beginning of year............         263,331           289,601         210,109
                                                                               ----------        ----------      ----------

               Cash and cash equivalents at end of year..................      $  355,891        $  263,331      $  289,601
                                                                               ==========        ==========      ==========

SUPPLE-        Cash paid during the year for:
MENTAL            Income taxes...........................................      $   19,582        $   23,582      $   27,621
                                                                               ==========        ==========      ==========
INFORMATION       Interest...............................................      $   10,808        $   15,535      $   16,158
                                                                               ==========        ==========      ==========

See accompanying notes.

                              ANALOG DEVICES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

       YEARS ENDED OCTOBER 30, 1999, OCTOBER 31, 1998 AND NOVEMBER 1, 1997
           (ALL TABULAR AMOUNTS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)


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

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company and all of its wholly owned subsidiaries. Upon consolidation, all significant intercompany accounts and transactions are eliminated. The Company's fiscal year ends on the Saturday closest to the last day in October. Fiscal years 1999, 1998 and 1997 were each 52-week years.

Certain amounts reported in previous years have been reclassified to conform to the 1999 presentation, such reclassifications were immaterial.

b. CASH, CASH EQUIVALENTS AND INVESTMENTS

Cash and cash equivalents are highly liquid investments with insignificant interest rate risk and maturities of three months or less at the time of acquisition. Investments with maturities between three and twelve months at time of acquisition are considered short-term investments. Cash, cash equivalents and short-term investments consist primarily of commercial paper, but also include certificates of deposit, bank time deposits, institutional money market funds and bankers' acceptances. Long-term investments consist of mutual funds and bank money market funds that are acquired to generate returns that offset changes in certain liabilities related to deferred compensation arrangements, as well as equity securities.

The Company classifies its investments in readily marketable debt and equity securities as "held-to-maturity," "available-for-sale" and "trading" at the time of purchase and such designation is evaluated as of each balance sheet date. Held-to-maturity securities, which are carried at amortized cost, include only those securities the Company has the positive intent and ability to hold to maturity. Securities, such as bank time deposits, which by their nature are typically held to maturity, are classified as such. The Company's other readily marketable investments are classified as either available-for-sale or trading. Available-for-sale securities are carried at fair value with unrealized gains and losses, net of related tax, if any, reported as a separate component of stockholders' equity. Realized gains and losses, as well as interest, dividends and capital gains distributions on all securities, are included in earnings.

                              ANALOG DEVICES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Cash equivalents and short-term investments classified as available-for-sale were $707 million and $241 million at October 30, 1999 and October 31, 1998, respectively and those classified as held-to-maturity were $28 million and $42 million at October 30, 1999 and October 31, 1998, respectively. All of these securities have contractual maturities of twelve months or less at time of acquisition. Because of the short term to maturity, and hence relative price insensitivity to changes in market interest rates, amortized cost approximates fair value for all of these securities. As such, no realized or unrealized gains or losses were recorded during each of these years.

Long-term investments classified as trading were $59 million and $30 million at October 30, 1999 and October 31, 1998, respectively and were based on published market quotes on October 29, 1999 and October 30, 1998. Gross realized and unrealized gains and losses from trading securities were not material in fiscal 1999, fiscal 1998 and fiscal 1997. There was approximately $27 million and $0 at October 30, 1999 and October 31, 1998, respectively, of long-term investments classified as available-for-sale. Gross unrealized gains were not material in fiscal 1999 and fiscal 1998. There were no long-term investments classified as held-to-maturity at October 30, 1999 and October 31, 1998.


c. ADDITIONAL CASH FLOW STATEMENT INFORMATION

The Company's non-cash financing activities consisted solely of the conversion of its 3-1/2% Convertible Subordinated Notes into common stock as described in
Note 9.

d. INVENTORIES

Inventories are valued at the lower of cost (first-in, first-out method) or market. Inventories at October 30, 1999 and October 31, 1998 were as follows:

                                       1999                   1998
                                       ----                   ----
     Raw materials                  $   13,735             $   25,624
     Work in process                   150,427                142,139
     Finished goods                     84,774                107,313
                                    ----------             ----------
     Total inventories              $  248,936             $  275,076
                                    ==========             ==========


e. PROPERTY, PLANT AND EQUIPMENT

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

      Buildings & Building Equipment                 Up to 25 years
      Machinery & Equipment                              3-10 years
      Office Equipment                                    3-8 years

Total depreciation and amortization of property, plant and equipment was $138,530,000, $124,735,000 and $101,432,000 in fiscal 1999, 1998 and 1997, respectively. Property, plant and equipment included $75,034,000 and $75,006,000 of capitalized leases in 1999 and 1998, net of $35,588,000 and $23,679,000 respectively, of accumulated depreciation.

                              ANALOG DEVICES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

f. GRANT ACCOUNTING

The Company's manufacturing facility in Limerick, Ireland has received various grants from the Industrial Development Authority of the Republic of Ireland. These grants include capital, employment and research and development grants. Capital grants for the acquisition of property and equipment are netted against the related capital expenditures and amortized as a credit to depreciation expense over the useful life of the related asset. Employment grants, which relate to employee hiring and training, and research and development grants are recognized in earnings in the period in which the related expenditures are incurred by the Company.

g. TRANSLATION OF FOREIGN CURRENCIES

The functional currency for the Company's foreign sales operations is the applicable local currency. Gains and losses resulting from translation of these foreign currencies into U.S. dollars are accumulated in a separate component of stockholders' equity. Transaction gains and losses are included in income currently, including those at the Company's principal foreign manufacturing operations where the functional currency is the U.S. dollar. Foreign currency transaction gains or losses included in other expenses, net, were not material in fiscal 1999, 1998 and 1997.

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

Forward foreign exchange contracts are utilized to manage the risk associated with currency fluctuations on certain firm sales and purchase commitments denominated in foreign currencies and certain non-U.S. dollar denominated asset and liability positions. The Company's forward foreign exchange contracts are primarily denominated in Japanese yen and certain European currencies and are for periods consistent with the terms of the underlying transactions, generally one year or less. The forward foreign exchange contracts that relate to firm, foreign currency sales and purchase commitments are designated and effective as hedges of firm, identifiable foreign currency commitments, and accordingly, the gains and losses resulting from the impact of currency exchange rate movements on these contracts are not recognized in operations until the underlying hedged transactions are recognized. Upon recognition, such gains and losses are recorded in operations as an adjustment to the carrying amount of the underlying transactions in the period in which these transactions are recognized. Unrealized gains and losses resulting from the impact of currency exchange rate movements on forward foreign exchange contracts designated to offset certain non-U.S. dollar denominated assets and liabilities are recognized as other income or expense in the period in which the exchange rates change and offset the foreign currency gains and losses on the underlying exposures being hedged. The contract amounts of forward foreign exchange contracts outstanding were $178 million and $140 million at October 30, 1999 and October 31, 1998, respectively.

The Company also may periodically enter into foreign currency option contracts to offset certain probable anticipated, but not firmly committed, foreign currency transactions related to the sale of product during the ensuing nine months. When the dollar strengthens significantly against the foreign currencies, the decline in value of future currency cash flows is partially offset by the gains in value of the purchased currency options designated as hedges. Conversely, when the dollar weakens, the increase in value of future foreign currency cash flows is reduced only by the premium paid to acquire the options. The Company's foreign currency option contracts are primarily denominated in Japanese yen and generally have maturities that do not exceed six months. These foreign currency option contracts are designated and effective as hedges of anticipated foreign currency sales transactions, and accordingly, the premium cost and any realized gains associated with these contracts are deferred and included in the consolidated balance sheet as prepaid expenses and accrued liabilities, respectively, until such time as the underlying sales transactions are recognized. Upon recognition, such premium costs and any realized gains are recorded in sales as a component of the underlying sales transactions being hedged. The contract amounts of foreign currency option contracts outstanding were $39 million and

                              ANALOG DEVICES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

$26 million, at October 30, 1999 and October 31, 1998, respectively. Deferred gains or losses attributable to foreign currency option contracts were not material at October 30, 1999 and October 31, 1998.

The Company uses currency swap agreements to hedge the value of its net investment in certain of its foreign subsidiaries. Realized and unrealized gains and losses on such agreements related to the net foreign investment being hedged are recognized in the cumulative translation adjustment component of stockholders' equity, with the related amounts due to or from counterparties included in accrued liabilities or other current assets. The contract amount of currency swap agreements outstanding, which were principally denominated in Japanese yen, was $10 million at October 30, 1999 and October 31, 1998. The currency swap agreement outstanding at October 30, 1999 has a remaining maturity of 4 months and is expected to remain in effect until expiration.

The Company enters into interest rate swap and cap agreements to manage its exposure to interest rate movements by effectively converting a portion of its debt and certain financing arrangements from fixed to variable rates. Maturity dates of interest rate swap and cap agreements generally match those of the underlying debt or financing arrangements. These agreements, which have maturities of up to eight years, involve the exchange of fixed rate payments for variable rate payments without the exchange of the underlying principal amounts. Variable rates are based on six-month U.S. dollar LIBOR and are reset on a semiannual basis. The differential between fixed and variable rates to be paid or received is accrued as interest rates change in accordance with the agreements and recognized over the life of the agreements as an adjustment to interest expense. The notional principal amounts of interest rate swap and cap agreements outstanding were approximately $50 million at October 30, 1999 and October 31, 1998.

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

                              ANALOG DEVICES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                                        OCTOBER 30, 1999               OCTOBER 31, 1998
                                                     ---------------------          ---------------------
                                                     CARRYING        FAIR           CARRYING        FAIR
                                                      AMOUNT         VALUE           AMOUNT         VALUE
                                                      ------         -----           ------         -----
Assets:
     Cash and cash equivalents                      $  355,891    $  355,891       $  263,331    $  263,331
     Short-term investments                            406,553       406,553           41,575        41,575
     Long-term investments                              85,999        85,999           30,488        30,488

Liabilities:
     Short-term borrowings                              (2,344)       (2,344)            (193)         (193)
     Long-term debt, including current portion         (80,000)      (79,978)        (309,985)     (328,290)

Foreign Currency Instruments and
   Interest Rate Agreements:
     Interest rate swap and cap agreements                  13           (36)              14         1,201
     Forward foreign currency  exchange contracts       (4,260)       (7,658)          (3,045)       (1,575)
     Foreign currency option contracts                     340           220              479           211
     Currency swap agreements                              375           325            1,325         1,324

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

Cash, cash equivalents and short-term investments-The carrying amounts of these items are a reasonable estimate of their fair value due to the short term to maturity and readily available market for these types of investments.

Long-term investments-The fair value of long-term investments is based on quoted market values.

Short-term borrowings-The carrying amounts of these variable-rate borrowings approximate fair value due to the short period of time to maturity.

Long-term debt-The fair value of long-term debt is estimated based on current interest rates available to the Company for debt instruments with similar terms, degrees of risk and remaining maturities.

Interest rate swap and cap agreements-The fair value of interest rate swap and cap agreements is obtained from dealer quotes. These values represent the estimated amount the Company would receive or pay to terminate the agreements taking into consideration current interest rates.

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

j. USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Such estimates relate to the useful lives of fixed assets, allowances for doubtful accounts and customer returns, inventory reserves, potential reserves relating to litigation matters, accrued liabilities and other reserves. Actual results could differ from those estimates, and such differences may be material to the financial statements.

                              ANALOG DEVICES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

k. CONCENTRATIONS OF CREDIT RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of investments and trade accounts receivable.

The Company maintains cash, cash equivalents and short-term investments with high credit quality financial institutions and monitors the amount of credit exposure to any one financial institution.

The Company sells its products to distributors and original equipment manufacturers involved in a variety of industries including industrial automation, instrumentation, military/aerospace and, to an increasing degree, communications, computers and peripherals, and high-performance consumer electronics. The Company has adopted credit policies and standards to accommodate growth in these markets. The Company performs continuing credit evaluations of its customers' financial condition and although the Company generally does not require collateral, letters of credit may be required from its customers in certain circumstances. Reserves are provided for estimated amounts of accounts receivable that may not be collected.

l. CONCENTRATION OF OTHER RISKS

The semiconductor industry is characterized by rapid technological change, competitive pricing pressures and cyclical market patterns. The Company's financial results are affected by a wide variety of factors, including general economic conditions worldwide, economic conditions specific to the semiconductor industry, the timely implementation of new manufacturing technologies, the ability to safeguard patents and intellectual property in a rapidly evolving market and reliance on assembly and test subcontractors, third-party wafer fabricators and independent distributors. In addition, the semiconductor market has historically been cyclical and subject to significant economic downturns at various times. The Company is exposed to the risk of obsolescence of its inventory depending on the mix of future business. As a result, the Company may experience significant period-to-period fluctuations in future operating results due to the factors mentioned above or other factors.

m. REVENUE RECOGNITION

Revenue from product sales to end users is recognized upon shipment. As further explained in Note 5, commencing in 1998, revenue on shipments to all distributors is deferred until products are resold by the distributors to end users. Prior to 1998, revenue on most shipments to domestic distributors was deferred until resale to end users because arrangements with these distributors included returns and price concessions that could not be reasonably estimated. Revenue on all shipments to international distributors and certain shipments to domestic distributors were recognized upon shipment to the distributor, with appropriate provision of reserves for returns and allowances.

n. COMPREHENSIVE INCOME

In the first quarter of fiscal 1999 the Company adopted Statement of Financial Accounting Standards No. 130, (FAS 130), "Reporting Comprehensive Income". FAS 130 establishes new rules for the reporting and display of comprehensive income and its components. Components of comprehensive income include net income and certain transactions that have generally been reported in the consolidated statement of shareholders' equity. Other comprehensive income is comprised of net income, currency translation adjustments and available-for-sale securities valuation adjustments.

o. INCOME TAXES

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

                              ANALOG DEVICES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

p. STOCK-BASED COMPENSATION

The Company grants stock options for a fixed number of shares to employees with an exercise price equal to the fair value of the shares at the date of grant. The Company accounts for stock option grants in accordance with APB Opinion No. 25, "Accounting for Stock Issued to Employees" and accordingly, recognizes no compensation expense for the stock option grants.

q. EARNINGS PER SHARE OF COMMON STOCK

Basic earnings per share is computed based only on the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed using the weighted average number of common shares outstanding during the period, plus the dilutive effect of future issues of common stock relating to stock option programs and convertible debt financing. In calculating diluted earnings per share, the dilutive effect of stock options is computed using the average market price for the period. The following table sets forth the computation of basic and diluted earnings per share:

                                                                    1999                  1998                  1997
                                                                -----------           -----------           -----------
Basic:
   Income before cumulative effect of change in
     accounting principle                                       $   196,819           $   119,488           $   178,219
   Cumulative effect of change in accounting principle                    -               (37,080)                    -
                                                                -----------           -----------           -----------
   Net income                                                       196,819                82,408               178,219
                                                                ===========           ===========           ===========

   Weighted shares outstanding                                      168,241               161,574               159,594
                                                                ===========           ===========           ===========

   Earnings per share:
   Income before cumulative effect of change in
     accounting principle                                             $1.16                 $0.74                 $1.13
   Cumulative effect of change in accounting principle                    -                 (0.23)                    -
                                                                -----------           -----------           -----------
   Net income                                                         $1.16                 $0.51                 $1.13
                                                                ===========           ===========           ===========

Diluted:
   Income before cumulative effect of change in
     accounting principle                                       $   196,819           $   119,488           $   178,219
   Interest related to convertible subordinated notes,
     net of tax                                                       1,906                 5,686                 5,700
                                                                -----------           -----------           -----------
   Income before cumulative effect of change in accounting
     principle including the effect of dilutive securities          198,725               125,174               183,919
                                                                -----------           -----------           -----------
   Cumulative effect of change in accounting principle                    -               (37,080)                    -
                                                                -----------           -----------           -----------
   Net income                                                   $   198,725           $    88,094           $   183,919
                                                                ===========           ===========           ===========

   Weighted shares outstanding                                      168,241               161,574               159,594
   Assumed exercise of common stock equivalents                       9,411                 5,317                 6,730
   Assumed conversion of subordinated notes                           3,800                10,984                10,985
                                                                -----------           -----------           -----------
   Weighted average common and common equivalent shares             181,452               177,875               177,309
                                                                ===========           ===========           ===========

   Earnings per share:
   Income before cumulative effect of change in
     accounting principle                                             $1.10                 $0.71                 $1.04
   Cumulative effect of change in accounting principle                    -                 (0.21)                    -
                                                                -----------           -----------           -----------
   Net income                                                         $1.10                 $0.50                 $1.04
                                                                ===========           ===========           ===========

                              ANALOG DEVICES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

r. NEW ACCOUNTING STANDARDS

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, (FAS 133), "Accounting for Derivative Instruments and Hedging Activities", which required adoption in periods beginning after June 15, 1999. FAS 133 was subsequently amended by Statement of Financial Accounting Standards No. 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133" and will now be effective for fiscal years beginning after June 15, 2000, with earlier adoption permitted. The Company will adopt FAS 133 on a cumulative basis during fiscal 2001, as required. The Company is currently evaluating the effect of adopting FAS 133 and has not determined the impact of FAS 133 on its financial statements. In March 1998, Statement of Position 98-1, (SOP 98-1), "Accounting for the Cost of Computer Software Developed for or Obtained for Internal Use" was issued. The Company will adopt SOP 98-1 in fiscal 2000. The Company does not expect SOP 98-1 to have a material impact on the results of operations or financial position. In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin 101, (SAB 101), "Revenue Recognition in Financial Statements." SAB 101 summarizes the application of generally accepted accounting principles to revenue recognition in financial statements. The Company will adopt SAB 101 in the second quarter of fiscal 2000 and does not expect SAB 101 to have a material effect on its financial position or results of operations.

3. ACQUISITIONS AND DISPOSITIONS

During the second quarter of fiscal 1999, the Company acquired two DSP tools companies, White Mountain DSP, Inc. (WM) of Nashua, New Hampshire, and Edinburgh Portable Compilers Limited (EPC), of Edinburgh, Scotland. The total cost of these acquisitions was approximately $21 million in cash and $2 million in common stock of the Company, with additional cash consideration of up to a maximum of $10 million (to be accounted for as additional goodwill) payable if the acquired companies achieve certain revenue and operational objectives. These acquisitions were accounted for as purchases, and the excess of the purchase price over the fair value of the assets acquired was allocated to existing technology, workforce in place, trade names and goodwill, which are being amortized on the straight-line basis over periods ranging from six to ten years. In connection with these acquisitions, the Company recorded a charge of $5.1 million representing the write-off of in-process research and development.

Pro forma results of operations for WM and EPC have not been provided herein as they were not material to the Company on either an individual or an aggregate basis. The results of operations of each acquisition are included in the Company's consolidated statement of income from the date of each acquisition.

During fiscal 1998, the Company completed the sale of its disk drive IC business to Adaptec, Inc. The Company received approximately $27 million in cash for the disk drive product line and, after providing for the write-off of inventory, fixed assets and other costs incurred to complete the transaction, recorded a net gain of approximately $13 million. The Company also entered into other arrangements with Adaptec that provided for payments to the Company aggregating $13 million, of which $3 million was earned in fiscal 1999 and $10 million was earned in fiscal 1998, for assisting Adaptec in research and development efforts.

4. INDUSTRY AND GEOGRAPHIC SEGMENT INFORMATION

The Company adopted Statement of Financial Accounting Standards No. 131, (FAS
131), "Disclosures about Segments of an Enterprise and Related Information" in fiscal 1999. The Company operates in two segments: the design, manufacture and marketing of a broad range of integrated circuits, which comprises approximately 97% of the Company's revenue, and the design, manufacture and marketing of a range of assembled products, which accounts for the remaining 3% of the Company's revenue. Effectively, the Company operates in one reportable segment.

                              ANALOG DEVICES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

GEOGRAPHIC INFORMATION

The Company operates in three major geographic areas. The following geographic area data include trade sales based upon point of sale and long lived assets based upon physical location. The predominant countries comprising European operations are England, France, Germany and Ireland. The predominant country comprising Asian operations is Japan. For segment reporting purposes, sales generated by North American operations include export sales of $262.4 million in fiscal 1999, $128.2 million in fiscal 1998 and $147.6 million in fiscal 1997.

GEOGRAPHIC SEGMENT INFORMATION                                        1999               1998               1997
                                                                  -----------        -----------        -----------
SALES          North America, including export.............       $   929,971        $   748,283        $   711,252
               Europe......................................           313,598            312,523            359,333
               Asia........................................           206,810            169,765            172,909
                                                                  -----------        -----------        -----------
                 Total sales...............................       $ 1,450,379        $ 1,230,571        $ 1,243,494
                                                                  ===========        ===========        ===========

LONG-LIVED     North America...............................       $   417,854        $   448,384        $   405,511
ASSETS         Europe......................................           178,361            187,921            195,685
               Asia........................................            77,154             82,941             75,207
                                                                  -----------        -----------        -----------
                 Total long-lived assets...................       $   673,369        $   719,246        $   676,403
                                                                  ===========        ===========        ===========

5. ACCOUNTING CHANGE - RECOGNITION OF REVENUE ON CERTAIN SALES TO DISTRIBUTORS

In the fourth quarter of fiscal 1998, the Company changed its accounting method for recognizing revenue on all shipments to international distributors and certain shipments to domestic distributors. The change was made with an effective date of November 2, 1997 (the beginning of fiscal 1998). While the Company has historically deferred revenue on most shipments made to domestic distributors until the products were resold by the distributors to end users, it recognized revenue on shipments to international distributors and certain shipments to domestic distributors upon shipment to the distributors, net of appropriate reserves for returns and allowances. As a result of this accounting change, revenue recognition on shipments to distributors worldwide is deferred until the products are resold to the end users. The Company believes that deferral of revenue and related gross margin on shipments to distributors until the product is shipped by the distributors is a more meaningful measurement of results of operations because it better conforms to the substance of the transaction considering the changing business environment in the international marketplace; is consistent with industry practice; and will, accordingly, better focus the entire organization on sales to end users and, therefore, is a preferable method of accounting. The cumulative effect in 1998 of the change in accounting principle was a charge of approximately $37 million (net of $20 million of income taxes) or $0.21 per diluted share. The estimated pro forma effect of the accounting change on the prior years' results is as follows:

                                                                               1998                   1997
                                                                               ----                   ----
               As reported:
                   Net sales                                               $   1,230,571         $   1,243,494
                   Net income                                                     82,408               178,219
                   Basic earnings per share                                $        0.51         $        1.13
                   Diluted earnings per share                              $        0.50         $        1.04
               Pro forma amounts with the change in accounting
                 principle related to revenue recognition
                 applied retroactively: (unaudited)
                   Net sales                                               $   1,230,571         $   1,214,602
                   Net income                                                    119,488               167,515
                   Basic earnings per share                                $        0.74         $        1.06
                   Diluted earnings per share                              $        0.71         $        0.98

                              ANALOG DEVICES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6. RESTRUCTURING CHARGE

The Company recorded a restructuring charge of $17 million during the third quarter of fiscal 1998. Of this charge, $7 million related to a worldwide workforce reduction of approximately 350 employees, which was completed during the fourth quarter of fiscal 1998, in the manufacturing, selling and general and administrative areas. In addition, the Company performed a review of its business strategy and concluded that the key to success in the DSP market was to focus on opportunities in the general-purpose DSP market that could provide consistent growth, while at the same time being more selective in pursuing vertical market DSP opportunities. As a result of this review, the Company scaled back its efforts in some of the higher volume, lower margin, shorter life cycle product areas and wrote off $10 million, which was the carrying value of specific assets associated with these businesses.

7. INVESTMENTS

Investments at October 30, 1999 and October 31, 1998 were as follows:

                                                     1999                1998
                                                     ----                ----
           WaferTech, LLC                         $   32,852          $  135,002
           CSM                                        27,413              20,784
           Other                                      59,036              31,438
                                                  ----------          ----------
                                                  $  119,301          $  187,224
                                                  ==========          ==========

In January 1999, the Company concluded an agreement to sell to other WaferTech partners 78% of its 18% equity ownership in WaferTech for cash equal to the carrying value of the 78% equity ownership at October 31, 1998. During fiscal 1999, the Company invested an additional $4 million in WaferTech. The Company no longer exercises significant influence over WaferTech's operating and financial policies and, accordingly, accounts for its remaining 4% investment under the cost method. Changes in the value of the investment are not recognized unless an impairment in the value of the investment is deemed by management to be "other than temporary."

The Company has an equity investment in Chartered Semiconductor Manufacturing Pte., Ltd., (CSM), in Singapore of approximately $27 million which represents a less than 5% ownership interest. During fiscal 1999, CSM's stock became publicly traded. As a result, the Company changed the classification of its equity investment to available-for-sale. Previously, the investment was accounted for under the cost method.

Other investments consist primarily of long-term investments in mutual funds and bank money market funds, which are related to the Company's deferred compensation plan and are largely offset by a corresponding noncurrent liability to the plan participants. These investments are classified as trading.

Investments are stated at fair value, which is based on market quotes, interest rates or management estimates, as appropriate. Adjustments to fair value of investments classified as available-for-sale are recorded as an increase or decrease in stockholders' equity. Adjustments to fair value of and income pertaining to other investments are recorded in operating expense.

8. ACCRUED LIABILITIES

Accrued liabilities at October 30, 1999 and October 31, 1998 consisted of the following:

                                                     1999                1998
                                                     ----                ----
           Accrued compensation
              and benefits                        $   65,997          $   36,582
           Other                                      45,288              43,324
                                                  ----------          ----------
           Total accrued liabilities              $  111,285          $   79,906
                                                  ==========          ==========

                              ANALOG DEVICES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9. DEBT AND CREDIT FACILITIES

Long-term debt at October 30, 1999 and October 31, 1998 consisted of the following:

                                                                    1999                  1998
                                                                -----------            ----------
         3 1/2% Convertible Subordinated
           Notes due December 1, 2000                           $         -            $  229,985
         6 5/8% Notes due March 1, 2000                              80,000                80,000
                                                                -----------            ----------
           Long-term debt                                            80,000               309,985
           Less: Current portion long-term debt                     (80,000)                    -
                                                                -----------            ----------
           Total                                                $         -            $  309,985
                                                                ===========            ==========

As of March 11, 1999, the Company had converted $229,967,000 of the $230 million principal amount of its 3 1/2% Convertible Subordinated Notes (Notes) due 2000 into an aggregate of 10,983,163 shares of the Company's common stock, and the remaining Notes were redeemed by a cash payment of $33,000. This conversion did not have an impact on diluted earnings per share.

Simultaneous with the sale of the 6 5/8% Notes, the Company entered into an interest rate swap and cap agreement for the term of the Notes having a notional principal amount of $40 million whereby the effective net interest rate on $40 million of the Notes will be the six-month LIBOR rate (up to a maximum of 7%) plus 1.4%. For the year ended October 30, 1999, the net effective interest rate on $40 million of the Notes was 7.3% after giving effect to the interest rate swap agreement.

The Company has a revolving credit agreement with several banks that commits them to lend up to $60 million. The Company did not borrow against this agreement at any time during fiscal 1999 or fiscal 1998. There was $2.3 million and $0.2 million of foreign currency borrowings outstanding at October 30, 1999 and October 31, 1998, respectively, which were at prevailing market rates for the respective currencies. Borrowings under the Company's credit agreement and lines of credit are generally due within six months.

10. LEASE COMMITMENTS

The Company leases certain of its facilities and equipment under various operating and capital leases that expire at various dates through 2030. The lease agreements frequently include renewal and purchase provisions and require the Company to pay taxes, insurance and maintenance costs.

Total rental expense under operating leases was approximately $17 million in fiscal 1999, $16 million in fiscal 1998 and $13 million in fiscal 1997.

The following is a schedule of future minimum lease payments under capital leases and rental payments required under long-term operating leases at October 30, 1999:

                                                              OPERATING                                         CAPITAL
FISCAL YEARS                                                     LEASES                                          LEASES
------------                                                     ------                                          ------
2000                                                          $  11,649                                       $  15,807
2001                                                              8,402                                           8,903
2002                                                              5,920                                           4,804
2003                                                              3,027                                           3,607
2004                                                              2,501                                              57
Later Years                                                      13,994                                               -
                                                              ---------                                       ---------
Total                                                         $  45,493                                          33,178
                                                              =========
Less amount representing interest                                                                                (2,247)
                                                                                                              ---------
Present value of minimum lease payments                                                                       $  30,931
                                                                                                              =========

                              ANALOG DEVICES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11. COMMITMENTS AND CONTINGENCIES

LITIGATION

The Company was a defendant in a federal lawsuit brought in Arizona by the Lemelson Medical, Education & Research Foundation, L.P. (Lemelson). On July 31, 1998, Lemelson commenced an action in federal court against the Company and 26 other companies alleging infringement of 16 patents allegedly covering various manufacturing processes and techniques used in the fabrication of semiconductor products. Lemelson served the Company with a complaint on November 24, 1998 seeking unspecified damages, treble damages for willful infringement and injunctive relief. Subsequent to fiscal 1999, the Company entered into a settlement agreement with Lemelson that was not material.

The Company is a defendant in a federal lawsuit brought in California by Linear Technology Corporation (LTC). On June 26, 1997, LTC filed suit against the Company, Impala Linear Corporation, Toyoda Automatic Loom Works, Ltd., Maxim Integrated Products, Inc. and Unitrode Corporation alleging patent infringement and seeking injunctive relief and unspecified damages. The parties are presently engaged in discovery. The case was originally scheduled for trial on liability issues beginning on September 7, 1999. The original district judge recused himself and the case has not yet been rescheduled for trial. While the Company can give no assurance that it will prevail in this litigation, it believes that resolution of this litigation will not have a material adverse effect on the Company's consolidated financial position, although an unfavorable outcome could have a material adverse effect on the Company's results of operations or cash flow in the quarter, or annual period in which this matter is resolved.

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

On January 18, 2000, the Company became aware that Silicon Laboratories, Inc. had named ADI as a defendant in a lawsuit filed in the United States District Court for the Western District of Texas, which alleges misappropriation of trade secrets and patent infringement by Analog. As of January 21, 2000, the Company had not yet been served by the plaintiff and therefore has not had the opportunity to review the plaintiff's complaint. Accordingly, the Company is not in a position to assess the validity of the allegations or the effect of the lawsuit on the Company.

From time to time as a normal incidence of the nature of the Company's business, various claims, charges and litigation are asserted or commenced against the Company arising from, or related to, contractual matters, patents, trademarks, personal injury, environmental matters, product liability, and personnel and employment disputes. As to such claims and litigation, the Company can give no assurance that it will prevail. However, the Company does not believe that these matters will have a material adverse effect on the Company's consolidated financial position, although an adverse outcome of any of these matters could have a material adverse effect on the Company's consolidated results of operations or cash flow in the quarter, or annual period in which one or more of these matters are resolved.

WAFER SUPPLY AGREEMENTS

The Company maintains a deposit of $20 million with Chartered Semiconductor Manufacturing Pte., Ltd., (CSM). This deposit is classified in the balance sheet line item "Other assets." Under the terms of this agreement, the deposit will guarantee access to certain quantities of sub-micron wafers through fiscal 2004. If the Company does not purchase the minimum quantities under the agreement, the deposit will be forfeited for the value of the wafer shortfall up to the total amount of $20 million. The outstanding balance of the deposit is refunded in proportion to the Company's purchases of wafers from CSM and, at this time, the Company expects to have the entire deposit refunded.

                              ANALOG DEVICES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

While the Company may grant options to employees, which become exercisable at different times or within different periods, the Company has generally granted options to employees that are exercisable on a cumulative basis in annual installments of 33 1/3% each on the third, fourth and fifth anniversaries of the date of grant.

Under the 1994 Director Option Plan, which was amended in 1998, each non-employee director is granted annually a non-statutory option to purchase 10,500 shares of common stock at an exercise price equal to the fair market value on the date of grant. Up to 1999, each newly elected non-employee director received a grant of an option to purchase 10,500 shares of Common Stock upon his or her election to the Board (the "Initial Grant"). The 1994 Director Plan was amended in 1999 whereby the number of shares of Common Stock underlying the Initial Grant was increased from 10,500 to 30,000. A total of 550,000 shares of common stock may be issued under this plan. These options are exercisable on a cumulative basis in annual installments of 33 1/3% each on the first, second and third anniversaries of the date of grant. The Company also has options outstanding under the 1992 Director Option that are exercisable on a cumulative basis in annual installments of 33 1/3% each on the third, fourth and fifth anniversaries of the date of grant.

Information with respect to activity under the stock option plans is set forth below:

                                                                                        OPTIONS OUTSTANDING
                                                            SHARES                  --------------------------------
                                                         AVAILABLE                                  WEIGHTED AVERAGE
STOCK OPTION ACTIVITY                                    FOR GRANT                  NUMBER           PRICE PER SHARE
---------------------                                    ---------                  ------           ---------------
Balance, November 2, 1996                                   10,767                  15,578                  $  8.87
Options granted                                             (4,081)                  4,081                  $ 23.33
Options exercised                                                -                  (2,432)                 $  4.21
Options canceled                                               312                    (322)                 $ 14.13
                                                           -------                  ------                  -------
Balance, November 1, 1997                                    6,998                  16,905                  $ 12.92
                                                           -------                  ------                  -------
Shares authorized for 1998 Stock Option Plan                15,000                       -                     -
Additional shares authorized for 1994 Director Stock
   Option Plan                                                 150                       -                     -
Shares authorized for Medialight acquisition                   102                       -                     -
Options granted                                            (19,946)                 19,946                  $ 16.73
Options exercised                                                -                  (2,014)                 $  6.35
Options canceled                                             9,128                  (9,128)                 $ 23.15
Shares canceled upon termination of 1988 Stock
   Option Plan                                              (2,579)                      -                     -
                                                           -------                  ------                  -------
Balance, October 31, 1998                                    8,853                  25,709                  $ 12.78
                                                           -------                  ------                  -------
Options granted                                               (660)                    660                  $ 34.52
Options exercised                                                -                  (3,027)                 $  8.51
Options canceled                                               651                    (651)                 $ 15.29
                                                           -------                  ------                  -------
Balance, October 30, 1999                                    8,844                  22,691                  $ 13.93
                                                           =======                  ======                  =======

                              ANALOG DEVICES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

OPTION AMENDMENT

In September 1998 the Board of Directors approved a stock option program amendment pursuant to which all employees with stock options granted during the period beginning December 1, 1996 and ending on August 3, 1998 could elect to reduce the option exercise price to $14.75 per share (equal to the then fair market value). Upon such election, the vesting schedule for the affected options was reset, whereby one-third vest on September 8, 2001, one-third on September 8, 2002 and the final one-third on September 8, 2003. A total of 8,221,498 options with exercise prices ranging from $22.25 to $34.25 per share were amended under the program. The activity as a result of this option program amendment is presented in the preceding table as cancellations and subsequent grants.

The following table summarizes information about options outstanding at October 30, 1999:

                                    OUTSTANDING OPTIONS                             OPTIONS EXERCISABLE
                       -------------------------------------------------       -------------------------------
                                        WEIGHTED AVERAGE        WEIGHTED                              WEIGHTED
RANGE OF                       NUMBER          REMAINING         AVERAGE             NUMBER            AVERAGE
EXERCISE               OUTSTANDING AT        CONTRACTUAL        EXERCISE        EXERCISABLE           EXERCISE
PRICE                        10/30/99       LIFE (YEARS)           PRICE        AT 10/30/99              PRICE
-----                        --------       ------------        --------        -----------           --------
$   1.96 - $  5.62                950                2.1        $   2.81                950           $  2.81
$   5.62 - $ 11.24              3,515                4.8        $   9.11              2,414           $  8.59
$  11.24 - $ 22.48             17,191                7.9        $  14.48                711           $ 16.26
$  22.48 - $ 39.33                842                8.3        $  26.41                 76           $ 25.95
$  39.33 - $ 56.19                193                9.9        $  51.45                  0           $     0
------------------             ------                ---        --------              -----           -------
$   1.96 - $ 56.19             22,691                7.2        $  13.93              4,151           $  8.90
==================             ======                ===        ========              =====           =======

The Company has an employee stock purchase plan (ESPP) that allows eligible employees to purchase, through payroll deductions, shares of the Company's common stock at 85% of the fair market value at specified dates. Employees purchased 656,400 shares in 1999 (602,500 and 579,200 in 1998 and 1997, respectively) for $12.9 million ($11.8 million and $10.2 million in 1998 and 1997, respectively). At October 30, 1999, approximately 2,201,000 common shares remained available for issuance under the stock purchase plan.

Under the 1991 Restricted Stock Plan, a maximum of 2,700,000 shares of common stock was authorized for awards by the Company to key employees for nominal consideration. This plan succeeded the Company's 1978 Restricted Stock Plan that provided for the issuance of up to 7,372,800 shares of common stock. Shares awarded from both plans are restricted as to transfer, usually for a period of five years and, under certain conditions, may be subject to repurchase by the Company at the original purchase price per share. There were no additional shares awarded under the restricted stock plans in fiscal 1999. Shares awarded under the Company's restricted stock plans, net of cancellations, for fiscal 1998 and fiscal 1997 were 217,500 and 168,000, respectively. The fair market value of the shares at the date of award was $6,293,000 and $4,002,000 in fiscal 1998 and 1997, respectively and was accounted for as deferred compensation and is being amortized over the restricted period. During 1999, 1998 and 1997, $2,799,000, $2,918,000 and $2,309,000, respectively, of such compensation was charged to expense. At October 30, 1999, there were 597,500 shares of common stock available for issuance under the 1991 Restricted Stock Plan.

As of October 30, 1999, a total of 34,332,881 common shares were reserved for issuance under the Company's stock plans.

COMMON STOCK REPURCHASE

In May and October of 1998, the Board of Directors authorized the Company to repurchase up to 4 million and 8 million shares, respectively, of its common stock over the succeeding 12 months. At October 31, 1998 the Company had purchased 4,400,000 shares of its common stock an average purchase price of $19.13 per share. The Company did not purchase any shares in fiscal 1999. The repurchased shares will be held as treasury shares and will be available for issuance under the Company's stock option plans, employee stock purchase plan and other benefit plans.

                              ANALOG DEVICES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

STOCK-BASED COMPENSATION

As permitted under Statement of Financial Accounting Standards No. 123 (FAS
123), "Accounting for Stock-Based Compensation," the Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations, in accounting for stock-based awards to employees. Under APB 25, the Company generally recognized no compensation expense with respect to such awards.

Pro forma information regarding net income and earnings per share is required by FAS 123 for awards granted after October 28, 1995 as if the Company had accounted for its stock-based awards to employees under the fair value method of FAS 123. The fair value of the Company's stock-based awards to employees was estimated using a Black-Scholes option pricing model. The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. Because the Company's stock-based awards to employees have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock-based awards to employees. The fair value of the Company's stock-based awards to employees was estimated assuming no expected dividends and the following weighted average assumptions:

                                                       OPTIONS                                ESPP
                                             ------------------------------      ------------------------------
                                             1999         1998         1997      1999         1998         1997
                                             ----         ----         ----      ----         ----         ----
         Expected life (years)                6.1          6.1          6.2       1.0          1.0          1.0
         Expected stock price volatility     52.9%        49.5%        47.7%     64.1%        57.6%        56.0%
         Risk-free interest rate              5.3%         5.3%         6.2%      5.1%         5.4%         5.8%


The following is a summary of weighted average grant date values generated by application of the Black-Scholes model:

                                                                   WEIGHTED AVERAGE GRANT DATE VALUE
                                                         ------------------------------------------------------
                                                           1999                    1998                  1997
                                                         --------               ---------               -------
         Stock option plans                              $  19.54               $    9.82               $ 12.68
         ESPP                                            $   8.79               $    8.33               $  9.53

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

                                                           1999                     1998                 1997
                                                         --------                 -------              --------
         Pro forma net income                            $162,872                 $56,719              $170,173
         Pro forma diluted earnings per share            $   0.90                 $  0.32              $   0.97

The effects on pro forma disclosures of applying FAS 123 are not likely to be representative of the effects on pro forma disclosures of future years. Because FAS 123 is applicable only to options granted subsequent to October 28, 1995, the pro forma effect will not be fully reflected until fiscal 2000.

PREFERRED STOCK

The Company has 471,934 authorized shares of $1.00 par value Preferred Stock. The Board of Directors is authorized to fix designations, relative rights, preferences and limitations on the preferred stock at the time of issuance.

                              ANALOG DEVICES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

COMMON STOCK PURCHASE RIGHTS

In March 1998, the Board of Directors adopted a Stockholder Rights Plan (the Stockholder Rights Plan) that replaced a plan adopted by the Board in 1988. Pursuant to the Stockholder Rights Plan, each share of the Company's Common Stock (Common Stock) has an associated right (the Rights). Under certain circumstances, each Right would entitle the registered holder to purchase from the Company one one-thousandth share of Series A Junior Participating Preferred Stock at a Purchase Price of $180 in cash, subject to adjustment.

The Rights are not exercisable and cannot be transferred separately from the Common Stock until ten business days (or such later date as may be determined by the Board of Directors) after (i) the public announcement that a person or group of affiliated or associated persons has acquired (or obtained rights to acquire) beneficial ownership of 15% or more of Common Stock or (ii) the commencement of a tender offer or exchange offer that would result in a person or group beneficially owning 20% or more of the outstanding Common Stock. If and when the Rights become exercisable, each holder of a Right shall have the right to receive, upon exercise, that number of Common Stock (or in certain circumstances, cash property or other securities of the Company) that equals the price of the Right divided by 50% of the current market price (as defined in the Stockholder Rights Plan) per share of Common Stock at the date of the occurrence of such event. In the event at any time after any person becomes an acquiring person, (i) the Company is consolidated with, or merged with and into, another entity and the Company is not the surviving entity of such consolidation or merger or if the Company is the surviving entity, but shares of its outstanding common stock are changed or exchanged for stock or securities or cash or any other property, or (ii) 50% or more of the Company's assets or earning power is sold or transferred, each holder of a Right shall thereafter have the right to receive upon exercise, that number of shares of common stock of the acquiring company that equals the exercise price of the Right divided by 50% of the current market price of such common stock at the date of the occurrence of the event.

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

13. RETIREMENT PLANS

The Company and its subsidiaries have various savings and retirement plans covering substantially all employees. The Company maintains a defined contribution plan for the benefit of its eligible United States employees. This plan provides for Company contributions of up to 5% of each participant's total eligible compensation. In addition, the Company contributes an amount equal to each participant's contribution, if any, up to a maximum of 2% of each participant's total eligible compensation, plus 50% of the contributions between 2% and 4%. The Company also has various defined benefit pension and other retirement plans for certain foreign employees that are consistent with local statutes and practices. The total expense related to all of the Company's retirement plans was approximately $21 million in fiscal years 1999 and 1998 and $19 million in fiscal 1997, which primarily consisted of costs related to the U.S. defined contribution plan. Also included in total expense is pension expense related to foreign defined benefit plans of approximately $3 million for each of the fiscal years 1999, 1998 and 1997.

                              ANALOG DEVICES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NON-U.S. PLAN DISCLOSURES

The Company's funding policy for its foreign defined benefit pension plans is consistent with the local requirements of each country. The plans' assets consist primarily of U.S. and foreign equity securities, bonds, property and cash.

Net annual periodic pension cost of non-U.S. plans is presented in the following table:

                                                                            1999              1998              1997
                                                                            ----              ----              ----
Service cost of benefits earned during the year                          $   4,079        $    3,208        $    3,117
Interest cost on projected benefit obligation                                3,273             3,246             3,295
Expected return on plan assets                                              (6,052)          (12,623)           (8,109)
Amortization of prior service cost                                           1,846             9,440             4,889
                                                                         ---------        ----------        ----------
Net periodic pension cost                                                $   3,146        $    3,271        $    3,192
                                                                         =========        ==========        ==========

Obligation and asset data of the plans at fiscal year end is presented in the following table:

                                                                             1999              1998
                                                                             ----              ----
Benefit Obligation:
Beginning balance                                                         $   56,485        $   52,648
Service cost                                                                   4,079             3,208
Interest cost                                                                  3,273             3,246
Plan participants' contributions                                               1,267             1,230
Benefits paid                                                                 (1,540)           (2,634)
Actuarial (gain)/loss                                                         (7,939)            5,982
Exchange rate adjustment                                                        (711)           (7,195)
                                                                          ----------        ----------
Ending balance                                                            $   54,914        $   56,485
                                                                          ==========        ==========
Plan Assets at Fair Value:
Beginning balance                                                         $   58,784        $   50,951
Actual return on plan assets                                                   6,052            12,623
Company contributions                                                          2,646             2,277
Plan participants' contributions                                               1,267             1,230
Benefits paid                                                                 (1,540)           (2,634)
Exchange rate adjustment                                                      (1,052)           (5,663)
                                                                          ----------        ----------
Ending balance                                                            $   66,157        $   58,784
                                                                          ==========        ==========
Reconciliation of Funded Status:
Fund status - Plan assets in excess of benefit obligation                 $  (11,243)       $   (2,299)
Unrecognized net gain                                                         15,148             6,543
Unrecognized prior service cost                                               (1,077)             (308)
                                                                          ----------        ----------
Net amount recognized                                                     $    2,828        $    3,936
                                                                          ==========        ==========
Amounts recognized in the balance sheet consist of:
Prepaid benefit cost                                                      $   (4,201)       $   (2,678)
Accrued benefit cost                                                           7,029             6,614
                                                                          ----------        ----------
Total                                                                     $    2,828        $    3,936
                                                                          ==========        ==========

Accrued benefit cost at October 30, 1999 and October 31, 1998 includes projected benefit obligations of $14.8 million and $12.7 million and accumulated benefit obligations of $8.7 million and $7.5 million, versus plan assets of $6.4 million and $4.7 million for four plans whose obligations exceeded their assets.

                              ANALOG DEVICES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The range of assumptions used for the non-U.S. defined benefit plans reflects the different economic environments within the various countries. The projected benefit obligation was determined using the following assumptions:

                                                                     1999              1998
                                                                     ----              ----
Discount rate                                                      4% - 12%          4% - 12%
Rate of increase in compensation levels                            4% - 10%          3% - 10%
Expected long-term returns on assets                               5% - 12%          4% - 13%

14. INCOME TAXES

The reconciliation of income tax computed at the U.S. federal statutory rates to income tax expense is as follows:

                                                                                         LIABILITY METHOD
                                                                                         ----------------
                                                                             1999             1998             1997
                                                                             ----             ----             ----
U.S. federal statutory tax rate                                                35.0%            35.0%             35.0%
Income tax provision reconciliation:
   Tax at statutory rate                                                 $   90,139       $   52,660       $    82,578
   Irish income subject to lower tax rate                                   (25,557)         (10,960)          (19,880)
   Change in valuation allowance                                                  -           (5,559)           (1,835)
   State income taxes, net of federal benefit                                   260              502               964
   Research and development tax credits                                      (2,700)          (4,400)           (5,000)
   Foreign Sales Corporation                                                 (4,923)          (1,745)           (3,161)
   Amortization of goodwill                                                   1,189              545               528
   Net foreign tax in excess of
     U.S. federal statutory tax rate                                           (156)             125             2,765
   Other, net                                                                 2,469             (197)              701
                                                                         ----------       ----------       -----------
     Total income tax provision                                          $   60,721       $   30,971       $    57,660
                                                                         ==========       ==========       ===========


For financial reporting purposes, income before income taxes includes the following components:

                                                                             1999             1998             1997
                                                                             ----             ----             ----
Pretax income:
   Domestic                                                               $  114,333       $   34,290       $   84,599
   Foreign                                                                   143,207          116,169          151,280
                                                                          ----------       ----------       ----------
                                                                          $  257,540       $  150,459       $  235,879
                                                                          ==========       ==========       ==========

The components of the provision for income taxes are as follows:

                                                                             1999             1998             1997
                                                                             ----             ----             ----
Current:
   Federal                                                                  $ 19,949         $ 24,588         $ 35,500
   Foreign                                                                    23,790           17,983           26,811
   State                                                                         400              772            1,483
                                                                            --------         --------         --------
Total current                                                               $ 44,139         $ 43,343         $ 63,794
                                                                            ========         ========         ========

Deferred (prepaid):
   Federal                                                                  $ 16,262         $ (7,792)        $ (3,364)
   Foreign                                                                       320           (4,580)          (2,770)
                                                                            --------         --------         --------
Total deferred (prepaid)                                                    $ 16,582         $(12,372)        $ (6,134)
                                                                            ========         ========         ========

                              ANALOG DEVICES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company's practice is to reinvest indefinitely the earnings of certain international subsidiaries. Accordingly, no U.S. income taxes have been provided for approximately $588,048,000 of unremitted earnings of international subsidiaries.

The Company had recorded a valuation allowance to reflect the estimated amount of deferred tax assets that may not be realized due to the expiration of book and tax capital losses. The balance for the valuation allowance for deferred assets was $0 at October 30, 1999 and October 31, 1998, and $5.6 million at November 1, 1997.


The significant components of the Company's deferred tax assets and liabilities for the fiscal years ended October 30, 1999 and October 31, 1998 are as follows:

                                                                         1999                 1998
                                                                         ----                 ----
Deferred tax assets:
   Inventory reserves                                                 $   32,816           $   36,176
   Deferred income on shipments to distributors                           34,750               39,210
   Reserves for compensation and benefits                                 12,769               11,968
   Restricted stock                                                        2,364                2,466
   Intercompany profits in foreign inventories                             5,181                5,066
   Reserve for bad debts                                                   2,821                5,694
   Foreign tax credits                                                       292                 (492)
   Other                                                                   3,253                4,340
                                                                      ----------           ----------
     Total gross deferred tax assets                                      94,246              104,428
                                                                      ----------           ----------
Deferred tax liabilities:
   Depreciation                                                          (44,468)             (38,069)
                                                                      ----------           ----------
     Total gross deferred tax liabilities                                (44,468)             (38,069)
                                                                      ----------           ----------
       Net deferred tax assets                                        $   49,778           $   66,359
                                                                      ==========           ==========

                REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS


The Board of Directors and Stockholders
Analog Devices, Inc.

We have audited the accompanying consolidated balance sheets of Analog Devices, Inc. as of October 30, 1999 and October 31, 1998, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended October 30, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Analog Devices, Inc. at October 30, 1999 and October 31, 1998, and the consolidated results of its operations and its cash flows for each of the three years in the period ended October 30, 1999, in conformity with accounting principles generally accepted in the United States.

As discussed in Notes 2(m) and 5 to the consolidated financial statements, in the fiscal year ended October 31, 1998, the Company changed its method for recognizing revenue on certain shipments to distributors.



                                          /s/ Ernst & Young LLP



Boston, Massachusetts
November 30, 1999

                              ANALOG DEVICES, INC.
                 SUPPLEMENTARY FINANCIAL INFORMATION (UNAUDITED)

Quarterly financial information for fiscal 1999 and fiscal 1998 (thousands of dollars except as noted):

                                   4Q99       3Q99       2Q99       1Q99       4Q98*      3Q98*      2Q98*      1Q98*
                                   ----       ----       ----       ----       -----      -----      -----      -----
Net sales                         431,036    378,776    340,067    300,500    297,650    295,700    319,430    317,791
                                  -------    -------    -------    -------    -------    -------    -------    -------
Cost of sales                     205,922    190,481    176,435    162,805    164,945    161,815    160,993    154,332
Gross margin                      225,114    188,295    163,632    137,695    132,705    133,885    158,437    163,459
   % of sales                          52%        50%        48%        46%        45%        45%        50%        51%
                                  -------    -------    -------    -------    -------    -------    -------    -------
Operating expenses:
   Research and development        75,414     67,142     61,899     52,584     53,101     55,088     56,190     54,975
   Write-off of purchased in-
     process research and
       development                      -          -      5,140          -          -          -          -          -
   Selling, marketing, general
     and administrative            59,702     54,589     49,167     46,181     46,625     48,202     57,014     55,646
   Restructuring charge                 -          -          -          -          -     17,000          -          -
   Gain on sale of business             -          -          -          -          -          -    (13,100)         -
                                  -------    -------    -------    -------    -------    -------    -------    -------
Total operating expenses          135,116    121,731    116,206     98,765     99,726    120,290    100,104    110,621
   % of sales                          31%        32%        34%        33%        34%        41%        31%        35%
                                  -------    -------    -------    -------    -------    -------    -------    -------
Operating income                   89,998     66,564     47,426     38,930     32,979     13,595     58,333     52,838
   % of sales                          21%        18%        14%        13%        11%         5%        18%        17%
                                  -------    -------    -------    -------    -------    -------    -------    -------
Equity in loss of WaferTech             -          -          -      1,149      2,715      3,560      1,915      1,590
                                  -------    -------    -------    -------    -------    -------    -------    -------
Nonoperating expenses (income):
   Interest expense                 1,354      1,044      1,985      3,688      3,031      2,666      3,103      2,429
   Interest income                 (9,428)    (6,881)    (6,117)    (4,300)    (4,543)    (3,996)    (4,318)    (3,981)
   Other                              441        557        854      1,032        798        536        996        785
                                  -------    -------    -------    -------    -------    -------    -------    -------
Total nonoperating
   (income) expense                (7,633)    (5,280)    (3,278)       420       (714)      (794)      (219)      (767)
                                  -------    -------    -------    -------    -------    -------    -------    -------
Income before income taxes         97,631     71,844     50,704     37,361     30,978     10,829     56,637     52,015
   % of sales                          23%        19%        15%        12%        10%         4%        18%        16%
                                  -------    -------    -------    -------    -------    -------    -------    -------
Provision for income taxes         24,413     17,243     11,598      7,467      4,642      1,721     12,852     11,756
                                  -------    -------    -------    -------    -------    -------    -------    -------
Net income before cumulative
     effect of change in
       accounting principle        73,218     54,601     39,106     29,894     26,336      9,108     43,785     40,259
   % of sales                          17%        14%        12%        10%         9%         3%        14%        13%
   Per share - basic                  .42        .32        .23        .19        .16        .05        .27        .26
   Per share - diluted                .40        .30        .22        .18        .16        .06        .25        .24
                                  -------    -------    -------    -------    -------    -------    -------    -------
Cumulative effect of change
   in accounting principle              -          -          -          -          -          -          -    (37,080)
                                  -------    -------    -------    -------    -------    -------    -------    -------
Net income after cumulative
     effect of change in
       accounting principle        73,218     54,601     39,106     29,894     26,336      9,108     43,785      3,179
   % of sales                          17%        14%        12%        10%         9%         3%        14%         1%
   Per share - basic                  .42        .32        .23        .19        .16        .05        .27        .03
   Per share - diluted                .40        .30        .22        .18        .16        .06        .25        .03
                                  -------    -------    -------    -------    -------    -------    -------    -------
Shares used to compute earnings
   per share (in thousands)
   Basic                          173,670    172,710    167,012    159,572    160,698    162,451    162,124    161,023
   Diluted                        184,774    183,480    180,698    176,857    175,382    178,546    179,427    178,146
                                  -------    -------    -------    -------    -------    -------    -------    -------

* Fiscal 1998 results are after cumulative effect of accounting change - see
Note 5 of the consolidated financial statements.