Form 10-K, Exhibit 13
period 2000-10-28
ANALOG DEVICES INC
filed 2001-01-26
CIK 6281

                                                                    Exhibit 13.1

                               MANAGEMENT ANALYSIS

COMPANY OVERVIEW

We are a world leader in the design, manufacture and marketing of high-performance analog, mixed-signal and digital signal processing (DSP) integrated circuits (ICs) used in signal processing applications.

We produce a wide array of products for a variety of customers and markets. Applications for our products include communications, cellular telephones, computers and computer peripherals, consumer electronics, automotive electronics, factory automation, process control and military and space systems.

A growing market for our communications products has emerged due to the rapid development of broadband and wireless communications infrastructure around the world combined with the development of the Internet. Our expertise in combining analog and digital functionality on a single chip has allowed us to develop products that fulfill the technological challenges of this complex and rapidly changing market.

Increased interface between users and the PC through monitors, printers, scanners and audio devices and the increasing need for power and thermal management capability in PCs have provided us with many opportunities in the computer market. Our ability to integrate analog, DSP and mixed-signal functionality on ICs has enabled us to supply many critical high-performance critical components required by PC manufacturers.

The acquisition and display of signals combined with the requirement for digital processing of these signals has allowed us to combine analog and digital design capability to provide solutions that conform to the rigorous cost, size and reliability constraints of the consumer electronics market. Examples of products that incorporate our technology are compact disc players, DVD players and digital camcorders and cameras.

We serve the industrial market by providing components for data acquisition systems, automatic process control systems, robotics, environmental control systems and automatic test equipment. We also provide products to the instrumentation market for use in engineering, medical and scientific instruments.

Our products are sold worldwide through a direct sales force, third-party industrial distributors and independent sales representatives. We have direct sales offices in 19 countries, including the United States.

We are headquartered near Boston, in Norwood, Massachusetts, and have manufacturing facilities in Massachusetts, California, North Carolina, Ireland, the United Kingdom, the Philippines and Taiwan. Founded in 1965, we employ approximately 9,100 people worldwide. Our stock is listed on the New York Stock Exchange under the symbol ADI and is included in the Standard & Poor's 500 Index.

RESULTS OF OPERATIONS

Net sales were $2,578 million in fiscal 2000, an increase of 78% over net sales of $1,450 million in fiscal 1999. This increase in net sales was attributable to continued growth in the markets we serve. Sales into all end-markets increased in fiscal 2000 with the communications market representing the largest growth area. Additionally, sales of new products, which we define as sales of products introduced in the prior six quarters, comprised 25% of net sales in fiscal 2000. Geographically, international sales represented 55% of net sales, up from 54% in fiscal 1999. International sales to Europe, Japan and Southeast Asia represented 19%, 14% and 22% of net sales, respectively. Europe was the only international region that declined as a percentage of sales, largely attributable to a weakening Euro/U.S. dollar exchange rate over the prior fiscal year. In absolute dollars, net sales increased year over year by 72% in the United States, 61% in Europe, 75% in Japan and 114% in Southeast Asia.

Net sales of $1,450 million in fiscal 1999 represented an 18% increase over fiscal 1998 sales of $1,231 million. The significant growth in the use of analog, digital and mixed-signal ICs to address the signal processing needs of the growing broadband and wireless communications, computer and computer peripherals markets was the main reason for the sales increase in fiscal 1999. In addition, a recovery in the semiconductor industry generally, partially offset by a decline in automatic test equipment sales, contributed to the sales increase in fiscal 1999. Demand for our communications, computer and consumer products resulted in sales increases in all geographic regions during fiscal

1999. Sales to North American customers increased 8% over fiscal 1998. Sales in Europe in the first half of fiscal 1999 had declined from prior year levels but as the fiscal year progressed, demand increased resulting in a relatively flat level of sales year over year. Sales in Japan increased 23% as demand increased for our products as the Japanese economy continued its recovery. Sales in other Southeast Asian countries in fiscal 1999 doubled from the levels achieved in fiscal 1998. The increased demand was attributed to the increased use of our products in the communications and computer products markets, both of which experienced significant growth during fiscal 1999.

Gross margin was $1,461 million, or 56.7% of net sales in fiscal 2000. The increase in gross margin as a percentage of sales from the 49.3% achieved in fiscal 1999 was due primarily to the favorable effect of fixed costs being allocated across a higher sales base and improved manufacturing efficiencies as production increased at our wafer fabrication, assembly and test facilities. Gross margin increased to 49.3% of sales in fiscal 1999, from 47.8% in fiscal 1998. This increase was primarily attributable to higher sales and tight control of internal manufacturing spending.

Research and development (R&D) expense was $401 million in fiscal 2000, compared to $257 million in fiscal 1999. As a percentage of sales, R&D spending declined to 15.5% in fiscal 2000 from 17.8% in fiscal 1999. In absolute dollar terms, R&D spending increased by $144 million in fiscal 2000. Additional expenses associated with a 25% increase in engineering headcount, combined with the effect of increased bonus payments during fiscal 2000, were the main reasons for the year over year increase. We expect to continue the development of innovative technologies and processes for new products targeted for broadband and wireless communications applications, imaging, audio and high-performance power and thermal management products for computer and consumer product applications. We believe that a continued commitment to research and development is essential in order to maintain product leadership with our existing products and to provide innovative new product offerings, and therefore we expect to continue to make significant R&D investments in the future. In fiscal 1999, R&D expenses increased to $257 million from $219 million recorded in fiscal 1998 while remaining flat at 17.8% as a percentage of sales.

During the third quarter of fiscal 2000, we acquired BCO Technologies plc (BCO), a company with operations in Belfast, Northern Ireland, in a cash-for-stock transaction valued at approximately $163 million. BCO is a leading supplier of silicon-on-insulator wafers used for fabricating micromechanical optical devices for optical switching and communications applications. In connection with this acquisition, we recorded approximately $158 million of goodwill. There was no in-process research and development write-off related to this acquisition. During the second quarter of fiscal 1999, we acquired two DSP tools companies, White Mountain DSP, Inc. of Nashua, New Hampshire and Edinburgh Portable Compilers Limited, of Edinburgh, Scotland. The total cost of these acquisitions was approximately $23 million with additional cash consideration of up to a maximum of $10 million payable if the acquired companies achieve certain revenue and operational objectives. We have paid approximately $7 million of the additional cash consideration. In connection with these acquisitions, we recorded a charge of $5.1 million for the write-off of in-process research and development.

Selling, marketing, general and administrative (SMG&A) expenses were $293 million in fiscal 2000, an increase of $83 million from the $210 million recorded in fiscal 1999. As a percentage of sales, SMG&A decreased from 14.5% for fiscal 1999 to 11.4% for fiscal 2000 as a result of the significant growth in revenue. In fiscal 1999, SMG&A expenses increased $3 million from $207 million recorded in fiscal 1998. As a percentage of sales, SMG&A decreased from 16.9% in fiscal 1998 to 14.5% in fiscal 1999 as a result of increased sales and continued control over spending.

Our operating income was $767 million, or 29.8% of sales, for fiscal 2000, an increase of $524 million over the $243 million recorded in fiscal 1999. Including the impact of the write-off of in-process research and development, our operating income was 16.7% of sales for fiscal 1999. Our operating income for fiscal 1998, including the impact of a $17 million restructuring charge and a $13 million net gain on the sale of our disk drive IC business in fiscal 1998, was 12.8% of sales.

Our equity interest in WaferTech, LLC, a joint venture with Taiwan Semiconductor Manufacturing Company and other investors, resulted in a loss of $1.1 million in fiscal 1999, compared to a loss of $9.8 million in fiscal 1998. This change was the result of our completion of the sale in fiscal 1999 of approximately 78% of our equity ownership in WaferTech. As a result of this sale, our equity ownership in WaferTech was reduced from 18% to 4%. We sold 78% of our investment to other WaferTech partners in exchange for $105 million in cash, which was equal to 78% of the carrying value of the equity ownership at October 31, 1998. Subsequent to the sale, this investment was accounted for using the cost method.

Our effective income tax rate increased to 29.9% for fiscal 2000 from 23.6% in fiscal 1999 and 20.6% in fiscal 1998 due to increased profits in higher tax jurisdictions, principally the United States. Additionally, in fiscal 1998 we utilized $5.6 million of capital loss carryforwards for tax purposes, which reduced our valuation allowance from $5.6 million at November 1, 1997 to $0 at October 31, 1998.

In the fourth quarter of fiscal 1998, we changed our accounting method for recognizing revenue on all shipments to international distributors and certain shipments to domestic distributors. The change was made with an effective date of November 2, 1997 (the beginning of fiscal 1998). Prior to the change we had historically deferred revenue on most shipments made to domestic distributors until the products were resold by the distributors to end users, but recognized revenue on shipments to international distributors and certain shipments to domestic distributors upon shipment to the distributors, net of appropriate reserves for returns and allowances. As a result of this accounting change, revenue recognition on shipments to all distributors worldwide is deferred until the products are resold to the end users. We believe that deferral of revenue and related gross margin on shipments to distributors until the product is shipped by the distributors is a more meaningful measurement of results of operations because it better conforms to the substance of the transaction considering the changing business environment in the international marketplace; is consistent with industry practice; and will, accordingly, better focus the entire organization on sales to end users and, therefore, is a preferable method of accounting. The cumulative effect in prior years of the change in accounting principle was a charge of approximately $37 million (net of $20 million of income taxes) or $0.11 per diluted share.

Net income increased to $607 million, or 23.6% of sales, in fiscal 2000 from $197 million, or 13.6% of sales, in fiscal 1999. Diluted earnings per share for fiscal 2000 was $1.59. For fiscal 1999, net income increased 65% before the fiscal 1998 change in accounting principle, and 139% after the change in accounting principle, to $197 million, and diluted earnings per share was $0.55. For fiscal 1998, net income before the cumulative effect of the change in accounting principle was $119 million, and diluted earnings per share was $0.36. Net income after the cumulative effect of the change in accounting principle was $82 million for fiscal 1998, and diluted earnings per share was $0.25.

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, (FAS 133), "Accounting for Derivative Instruments and Hedging Activities." This statement provides a comprehensive and consistent standard for the recognition and measurement of derivatives and hedging activities. In July 1999, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 137, which deferred the effective date of FAS 133 for one year. In June 2000, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 138, (FAS
138), "Accounting for Certain Derivative Instruments and Certain Hedging Activities-an amendment to FASB Statement No 133." This statement amended certain provisions of FAS 133. Accordingly, we will adopt FAS 133, as amended by FAS 138, effective the first quarter of fiscal 2001. FAS 133 requires that an entity recognize all derivatives as either assets or liabilities and measure such instruments at fair market value. Under certain circumstances, a portion of the derivative's gain or loss is initially reported as a component of comprehensive income until the hedged transaction affects earnings. For a derivative not designated as a hedging instrument, the gain or loss is recognized in income in the period of change. The provisions of FAS 133 allow for greater flexibility in our choice of derivative instruments. As a result, upon adoption, we will no longer use foreign currency option contracts to hedge our anticipated foreign currency sales transactions. Based upon our derivative positions at October 28, 2000, we estimate that upon adoption we will record a reduction of approximately $5 million in other comprehensive income as the cumulative effect of an accounting change.

In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin 101, (SAB 101), "Revenue Recognition in Financial Statements." SAB 101 summarizes the application of generally accepted accounting principles to revenue recognition in financial statements. We are required to adopt this standard in the fourth quarter of fiscal 2001 and do not expect SAB 101 to have a material effect on the results of our operations or financial position.

The impact of inflation on our business during the past three years has not been significant.

LIQUIDITY AND CAPITAL RESOURCES

At October 28, 2000, we had $2,235 million of cash, cash equivalents and short-term investments compared to $762 million at October 30, 1999. The $1,473 million increase in cash, cash equivalents and short-term investments was primarily due to operating cash inflows of $705 million (27% of fiscal 2000 sales) and $1,172 million of proceeds from the issuance of long term debt offset by $275 million of capital spending and $169 million of acquisition related spending. Our operating activities generated net cash of $442 million, or 30% of sales in fiscal 1999. Investing activities used $456 million in fiscal 2000 and $358 million in fiscal 1999, while financing activities generated $1,130 million in fiscal 2000 and $7 million in fiscal 1999. Excluding the net proceeds from the issuance of $1,200 million of long-term debt in fiscal 2000, our primary source of funds in fiscal 2000 and fiscal 1999 was net cash generated by operations.

Accounts receivable of $464 million at the end of fiscal 2000 increased $203 million or 78% from $261 million at the end of fiscal 1999. This increase resulted principally from a $375 million increase in sales from the fourth quarter of fiscal 1999 to the fourth quarter of fiscal 2000. Days sales outstanding improved from 56 at the end of the fourth quarter of fiscal 1999 to 52 at the end of the fourth quarter of fiscal 2000. As a percentage of annualized fourth quarter sales, accounts receivable was 14.4% at the end of fiscal 2000, down from 15.1% at the end of fiscal 1999.

Inventories increased $83 million, or 33%, from the prior year to $332 million at the end of fiscal 2000. Days cost of sales in inventory decreased by 20 days to 90 days as of the end of the fourth quarter of fiscal 2000. The increase in inventory in absolute dollar terms is attributable to production increases in response to increased demand for our products.

Net additions to property, plant and equipment of $275 million for fiscal 2000 were funded with a combination of cash on hand and cash generated from operations. Capital spending in fiscal 2000 increased substantially from the $78 million incurred in fiscal 1999. The increase in capital expenditures was attributable to the expansion of manufacturing capability to meet increased demand for our products. We currently plan to make capital expenditures of approximately $450 million in fiscal 2001. Depreciation expense is expected to increase to $190 million in fiscal 2001.

As reported under "Results of Operations," during the third quarter of fiscal 2000, we acquired BCO Technologies plc (BCO), a company with operations in Belfast, Northern Ireland, in a cash-for-stock transaction valued at approximately $163 million. During the second quarter of fiscal 1999, we acquired two DSP tools companies, White Mountain DSP, Inc. of Nashua, New Hampshire and Edinburgh Portable Compilers Limited, of Edinburgh, Scotland. The total cost of these acquisitions was approximately $21 million in cash and $2 million in our common stock, with additional cash consideration of up to a maximum of $10 million payable if the acquired companies achieve certain revenue and operational objectives. These acquisitions were accounted for as purchases, and the excess of the purchase price over the fair value of assets acquired was allocated to existing technology, workforce in place, tradenames and goodwill, which are being amortized over periods ranging from six to ten years. In connection with these acquisitions, we recorded a charge of $5.1 million for the write-off of in-process research and development.

Subsequent to our fiscal year ended October 28, 2000, we announced several acquisitions expected to be completed in the first quarter of fiscal 2001. We acquired all of the common stock of ChipLogic, Inc., of Santa Clara, California in exchange for approximately 1.65 million shares of our common stock. This transaction is valued at approximately $86 million. We also acquired four other companies for approximately $50 million, including contingent consideration. All of these transaction are expected to be accounted for as purchases.

In the third quarter of fiscal 2000, we sold our investment in Chartered Semiconductor Manufacturing Pte. Ltd. We received proceeds of approximately $65 million in cash and realized a pretax gain of approximately $44 million. The realized gain is included in other nonoperating income.

In the fourth quarter of 1999, we invested an additional $4 million in WaferTech. Subsequent to the year ended October 28, 2000, we sold our investment in WaferTech, LLC to Taiwan Semiconductor Manufacturing Company for approximately $61 million. In the first quarter of fiscal 2001 we will record a pretax realized gain on the sale of this investment of approximately $28 million.

In fiscal 2000, financing activities generated cash of $1,130 million. Of the total, issuance of common stock under stock purchase and stock option plans generated cash of $43 million, and proceeds from the issuance of long-term debt generated cash of $1,172 million. These increases were offset by $76 million of cash used for the repayment of variable rate borrowings and $8 million used for the payment of capital lease obligations.

During the fourth quarter of fiscal 2000, we issued $1,200 million of 4.75% Convertible Subordinated Notes due 2005 (2005 Notes), with semiannual interest payments on April 1 and October 1 of each year, commencing April 1, 2001. The 2005 Notes are convertible, at the option of the holder, into our common stock at any time unless previously redeemed or repurchased, at a conversion price of $129.78 per share, subject to adjustment in certain events. The net proceeds of the offering were $1,172 million after payment of the underwriting discount and expenses of the offering, which will be amortized over the term of the 2005 Notes. After the issuance of the 2005 Notes, our debt-to-equity ratio increased to 53%. As of March 11, 1999, we had converted $229,967,000 of the $230 million principal amount of our 3.50% Convertible Subordinated Notes due 2000 (2000 Notes) into an aggregate of 10,983,163 shares of our common stock, and the remaining 2000 Notes were redeemed by a cash payment of $33,000. As a result of this conversion, our debt-to-equity ratio was reduced to 7% at the end of fiscal 1999 as compared to 31% at the end of the prior year.

At October 28, 2000, our principal sources of liquidity were $2,235 million of cash and cash equivalents and short-term investments.

We believe that our existing sources of liquidity and cash expected to be generated from future operations, together with current and anticipated available long-term financing, will be sufficient to fund operations, capital expenditures and research and development efforts for the foreseeable future.

QUALITATIVE AND QUANTITATIVE DISCLOSURE ABOUT MARKET RISK

We have fixed rate debt obligations and related interest rate swap and cap agreements. An increase in interest rates would not significantly increase interest expense due to the fixed nature of our debt obligations. Because of the size and structure of these obligations, a 100 basis point increase in interest rates would not result in a material change in our interest expense or the fair value of the debt obligations and related interest rate swap and cap agreements for fiscal 2000 and fiscal 1999. The fair value of our investment portfolio or related interest income would not be significantly impacted by either a 100 basis point increase or decrease in interest rates in fiscal 2000 and fiscal 1999 due mainly to the short-term nature of the major portion of our investment portfolio and the relative insignificance of interest income to the consolidated pretax income, respectively.

As more fully described in Note 2 (i) in the Notes to our Consolidated Financial Statements, we regularly hedge our non-U.S. dollar-based exposures by entering into forward exchange contracts and currency swap agreements. The terms of these contracts are for periods matching the duration of the underlying exposure and generally range from three months up to one year. The short-term nature of these contracts has resulted in these instruments having insignificant fair values at October 28, 2000 and October 30, 1999. Our largest foreign currency exposure is against the Japanese yen, primarily because Japan has a higher proportion of local currency denominated sales and fewer offsetting local currency denominated expenses. Relative to foreign currency exposures existing at October 28, 2000 and October 30, 1999, a 10% unfavorable movement in foreign exchange rates would not expose us to significant losses in earnings or cash flows or significantly diminish the fair value of our foreign currency financial instruments, primarily due to the short lives of the affected financial instruments that effectively hedge substantially all of our year-end exposures against fluctuations in foreign currency exchange rates. The calculation assumes that each exchange rate would change in the same direction relative to the U.S. dollar. In addition to the direct effects of changes in exchange rates, such changes typically affect the volume of sales or the foreign currency sales price as competitors' products become more or less attractive. Our sensitivity analysis of the effects of changes in foreign currency exchange rates does not factor in a potential change in sales levels or local currency selling prices.

LITIGATION

For information concerning certain pending litigation, see Note 11 of the Notes to our Consolidated Financial Statements.

FORWARD-LOOKING STATEMENTS

The "Management Analysis" and other sections of this report contain forward-looking statements that are based on current expectations, estimates, forecasts and projections about the industry and markets in which we operate, management's beliefs and assumptions made by management. In addition, other written or oral statements that constitute forward-looking statements may be made by or on our behalf. Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates," variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. (See "Factors That May Affect Future Results" below.) Therefore, actual outcomes and results may differ materially from what is expressed or forecast in such forward-looking statements. We undertake no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

FACTORS THAT MAY AFFECT FUTURE RESULTS

We may experience material fluctuations in future operating results.

Our future operating results are difficult to predict and may be affected by a number of factors including the timing of new product announcements or introductions by us and our competitors, competitive pricing pressures, fluctuations in manufacturing yields, adequate availability of wafers and manufacturing capacity, the effects of adverse changes in overall economic conditions, the risk that our backlog could decline significantly, our ability to continue hiring engineers and other qualified employees needed to meet the expected demands of our largest customers and changes in product mix and economic conditions in the United States and international markets. In addition, the semiconductor market has historically been cyclical and subject to significant economic downturns at various times. Our business is subject to rapid technological changes and there can be no assurance, depending on the mix of future business, that products stocked in inventory will not be rendered obsolete before we ship them. As a result of these and other factors, there can be no assurance that we will not experience material fluctuations in future operating results on a quarterly or annual basis.

Our future success depends upon our ability to develop and market new products and enter new markets.

Our success depends in part on our continued ability to develop and market new products. There can be no assurance that we will be able to develop and introduce new products in a timely manner or that new products, if developed, will achieve market acceptance. In addition, our growth is dependent on our continued ability to penetrate new markets where we have limited experience and competition is intense. There can be no assurance that the markets we serve will grow in the future; that our existing and new products will meet the requirements of these markets; that our products will achieve customer acceptance in these markets; that competitors will not force prices to an unacceptably low level or take market share from us; or that we can achieve or maintain profits in these markets. Also, some of our customers in these markets are less well established, which could subject us to increased credit risk.

We may not be able to compete successfully in the semiconductor industry in the future.

The semiconductor industry is intensely competitive. Some of our competitors have greater technical, marketing, manufacturing and financial resources than we do. Our competitors also include emerging companies attempting to sell products to specialized markets such as those that we serve. Our competitors have, in some cases, developed and marketed products having similar design and functionality as our products. There can be no assurance that we will be able to compete successfully in the future against existing or new competitors or that our operating results will not be adversely affected by increased price competition.

We may not be able to satisfy increasing demand for our products, and increased production may lead to overcapacity and lower prices.

The cyclical nature of the semiconductor industry has resulted in sustained or short-term periods when demand for our products has increased or decreased rapidly. We and the semiconductor industry have experienced a period of rapid increases in demand during the past two fiscal years. We have increased our manufacturing capacity over the past three years through both expansion of our production facilities and increased access to third-party foundries. However, we cannot be sure that we will not encounter unanticipated production problems at either our own facilities or at third-party foundries, or that the increased capacity will be sufficient to satisfy demand for our products. We believe that other semiconductor manufacturers have expanded their production capacity over the past several years. This expansion by us and our competitors could lead to overcapacity in our target markets, which could lead to price erosion that would adversely affect our operating results.

We rely on third-party subcontractors and manufacturers for some industry-standard wafers and therefore cannot control their availability or conditions of supply.

We rely, and plan to continue to rely, on assembly and test subcontractors and on third-party wafer fabricators to supply most of our wafers that can be manufactured using industry-standard digital processes. This reliance involves several risks, including reduced control over delivery schedules, manufacturing yields and costs.

Our revenues may not increase enough to offset the expense of additional capacity.

Our capacity additions resulted in a significant increase in operating expenses. If revenue levels do not increase enough to offset these additional expense levels, our future operating results could be adversely affected. In addition, asset values could be impaired if the additional capacity is underutilized for an extended period of time.

We rely on manufacturing capacity located in geologically unstable areas, which could affect the availability of supplies and services.

We and many companies in the semiconductor industry rely on internal manufacturing capacity located in California and Taiwan as well as wafer fabrication foundries in Taiwan and other sub-contractors in geologically unstable locations around the world. This reliance involves risks associated with the impact of earthquakes on us and the semiconductor industry, including temporary loss of capacity, availability and cost of key raw materials and equipment, and availability of key services including transport.

We are exposed to economic and political risks through our significant international operations.

During fiscal 2000, 55% of our revenues were derived from customers in international markets. We have manufacturing facilities outside the United States in Ireland, the United Kingdom, the Philippines and Taiwan. In addition to being exposed to the ongoing economic cycles in the semiconductor industry, we are also subject to the economic and political risks inherent in international operations, including the risks associated with the ongoing uncertainties in many developing economies around the world. These risks include air transportation disruptions, expropriation, currency controls and changes in currency exchange rates, tax and tariff rates and freight rates. Although we engage in hedging transactions to reduce our exposure to currency exchange rate fluctuations, there can be no assurance that our competitive position will not be adversely affected by changes in the exchange rate of the U.S. dollar against other currencies.

We are involved in frequent litigation regarding intellectual property rights, which could be costly to undertake and could require us to redesign products or pay significant royalties.

The semiconductor industry is characterized by frequent claims and litigation involving patent and other intellectual property rights. We have from time to time received, and may in the future receive, claims from third parties asserting that our products or processes infringe their patents or other intellectual property rights. In the event a third party makes a valid intellectual property claim and a license is not available on commercially reasonable terms, we could be forced either to redesign or to stop production of products incorporating that intellectual property, and our operating results could be materially and adversely affected. Litigation may be necessary to enforce patents or other of our intellectual property rights or to defend us against claims of infringement, and this litigation can be costly and divert the attention of key personnel. See Note 11 of the Notes to our Consolidated Financial Statements for the fiscal year ended October 28, 2000 for information concerning pending litigation involving us. An adverse outcome in this litigation could have a material adverse effect on our consolidated financial position or on our consolidated results of operations or cash flows in the period in which the litigation is resolved.

Leverage and debt service obligations may adversely affect our cash flow.

We have a substantial amount of outstanding indebtedness. There is the possibility that we may be unable to generate cash sufficient to pay the principal of, interest on and other amounts due in respect of this indebtedness when due. Our substantial leverage could have significant negative consequences. This substantial leverage could increase our vulnerability to general adverse economic and industry conditions. It may require the dedication of a substantial portion of our expected cash flow from operations to service the indebtedness, thereby reducing the amount of our expected cash flow available for other purposes, including capital expenditures. It may also limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate.