Form 10-K, Exhibit 13
period 2000-10-28
ANALOG DEVICES INC
filed 2001-01-26
CIK 6281

                                                                    Exhibit 13.2

                              ANALOG DEVICES, INC.
                        CONSOLIDATED STATEMENTS OF INCOME

Years ended October 28, 2000, October 30, 1999 and October 31, 1998
(thousands, except per share amounts)                                             2000             1999            1998
-----------------------------------------------------------------------------------------------------------------------
REVENUE         Net sales..............................................   $  2,577,547    $   1,450,379    $  1,230,571

COSTS AND       Cost of sales..........................................      1,116,520          735,643         642,085
EXPENSES                                                                  ------------    -------------    ------------
                Gross margin...........................................      1,461,027          714,736         588,486

                Operating expenses:
                   Research and development............................        400,566          257,039         219,354
                   Purchased in-process research and development.......              -            5,140               -
                   Selling, marketing, general
                     and administrative................................        293,364          209,639         207,487
                   Restructuring charge................................              -                -          17,000
                   Gain on sale of business............................              -                -         (13,100)
                                                                          ------------    -------------    -------------
                                                                               693,930          471,818         430,741

                Operating income.......................................        767,097          242,918         157,745

                Equity in loss of WaferTech............................              -            1,149           9,780
                Nonoperating (income) expenses:
                   Interest expense....................................          5,841           10,146          13,287
                   Interest income.....................................        (63,430)         (26,726)        (16,838)
                   Other...............................................        (41,025)             809           1,057
                                                                          ------------    -------------    ------------
                                                                               (98,614)         (15,771)         (2,494)
                                                                          ------------    -------------    ------------

EARNINGS        Income before income taxes.............................        865,711          257,540         150,459

                Provision for income taxes:
                   Payable currently...................................        271,123           44,139          43,343
                   Deferred ...........................................        (12,544)          16,582         (12,372)
                                                                          ------------    -------------    ------------
                                                                               258,579           60,721          30,971
                                                                          ------------    -------------    ------------
                Net income before cumulative effect of change in
                   accounting principle................................        607,132          196,819         119,488
                                                                          ------------    -------------    ------------
                Cumulative effect of change in accounting principle,
                     net of $20 million of income taxes................              -                -         (37,080)
                                                                          ------------    -------------    -------------

                Net income after cumulative effect of change in
                   accounting principle................................   $    607,132    $     196,819    $     82,408
                                                                          ============    =============    ============

                Shares used to compute earnings per share - Basic......        353,363          336,482         323,148
                                                                          ============    =============    ============
                Shares used to compute earnings per share - Diluted....        381,157          362,904         355,750
                                                                          ============    =============    ============

                Earnings per share before cumulative effect of change
                   in accounting principle
                Earnings per share - Basic.............................          $1.71            $0.58           $0.37
                                                                          ============    =============    ============
                Earnings per share - Diluted...........................          $1.59            $0.55           $0.36
                                                                          ============    =============    ============

                Earnings per share after cumulative effect of change
                   in accounting principle
                Earnings per share - Basic.............................          $1.71            $0.58           $0.26
                                                                          ============    =============     ===========
                Earnings per share - Diluted...........................          $1.59            $0.55           $0.25
                                                                          ============    =============     ===========

See accompanying notes.

                              ANALOG DEVICES, INC.
                           CONSOLIDATED BALANCE SHEETS

October 28, 2000 and October 30, 1999
(thousands, except share amounts)
ASSETS                                                                                               2000          1999
-----------------------------------------------------------------------------------------------------------------------
CURRENT             Cash and cash equivalents.............................................     $1,736,421    $  355,891
ASSETS              Short-term investments................................................        498,844       406,553
                    Accounts receivable less allowances of $13,156
                      ($14,238 in 1999)...................................................        463,912       260,871
                    Inventories...........................................................        332,094       248,936
                    Deferred tax assets...................................................        108,989        89,780
                    Prepaid expenses and other current assets.............................         27,754        17,079
                                                                                               ----------    ----------
                    Total current assets..................................................      3,168,014     1,379,110
                                                                                               ----------    ----------

PROPERTY,           Land and buildings....................................................        238,550       166,130
PLANT AND           Machinery and equipment...............................................      1,260,572     1,088,939
EQUIPMENT,          Office equipment......................................................         86,930        74,530
AT COST             Leasehold improvements................................................        120,710       108,530
                                                                                               ----------    ----------
                                                                                                1,706,762     1,438,129
                    Less accumulated depreciation and amortization........................        927,536       795,323
                                                                                               ----------    ----------
                    Net property, plant and equipment.....................................        779,226       642,806
                                                                                               ----------    ----------

OTHER               Investments...........................................................        217,755       119,301
ASSETS              Intangible assets, net................................................        192,698        30,563
                    Other assets..........................................................         53,644        46,574
                                                                                               ----------    ----------
                    Total other assets....................................................        464,097       196,438
                                                                                               ----------    ----------
                                                                                               $4,411,337    $2,218,354
                                                                                               ==========     =========
LIABILITIES AND STOCKHOLDERS' EQUITY
-----------------------------------------------------------------------------------------------------------------------
CURRENT             Short-term borrowings and current portion of
LIABILITIES           long-term debt and obligations under capital leases.................     $   15,690    $   97,061
                    Accounts payable......................................................        213,196       103,368
                    Deferred income on shipments to distributors..........................        140,369       100,788
                    Income taxes payable..................................................         86,625        66,761
                    Accrued liabilities...................................................        194,017       111,285
                                                                                               ----------    ----------
                    Total current liabilities.............................................        649,897       479,263
                                                                                               ----------    ----------

NONCURRENT          Long-term debt and obligations under capital leases...................      1,212,960        16,214
LIABILITIES         Deferred income taxes.................................................         51,205        40,002
                    Other noncurrent liabilities..........................................        193,625        66,844
                                                                                               ----------    ----------
                    Total noncurrent liabilities..........................................      1,457,790       123,060
                                                                                               ----------    ----------

                    Commitments and Contingencies

STOCKHOLDERS'       Preferred stock, $1.00 par value, 471,934 shares
EQUITY                authorized, none outstanding........................................              -             -
                    Common stock, $0.16 2/3 par value, 600,000,000
                      shares authorized 357,969,010 shares issued
                      (178,049,189 in 1999)...............................................         59,663        29,675
                    Capital in excess of par value, net of deferred
                      compensation of $3,980 ($6,211 in 1999)............................         526,820       523,106
                    Retained earnings.....................................................      1,717,943     1,110,811
                    Accumulated other comprehensive income................................          2,841        12,209
                                                                                               ----------    ----------
                                                                                                2,307,267     1,675,801
                    Less 45,186 shares in treasury, at cost
                      (3,161,774 in 1999).................................................          3,617        59,770
                                                                                               ----------    ----------
                    Total stockholders' equity............................................      2,303,650     1,616,031
                                                                                               ----------    ----------
                                                                                               $4,411,337    $2,218,354
                                                                                               ==========     =========

See accompanying notes.

                              ANALOG DEVICES, INC.
                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                                                            ACCUMULATED
Years ended October 28, 2000,                                     CAPITAL IN                   OTHER
October 30, 1999 and October 31, 1998           COMMON STOCK       EXCESS OF     RETAINED  COMPREHENSIVE   TREASURY STOCK
                                                ------------                                               --------------
(thousands)                                  SHARES     AMOUNT     PAR VALUE     EARNINGS      INCOME*   SHARES       AMOUNT
------------------------------------------------------------------------------------------------------------------------------
           Balance, November 1, 1997        161,941    $26,991      $223,885     $831,584     $  6,724      (35)    $ (1,054)
------------------------------------------------------------------------------------------------------------------------------
ACTIVITY   Net income - 1998                                                       82,408
IN FISCAL  Issuance of stock under
1998          stock plans and other,
              net of repurchases              2,152        358         8,738                                652       17,299
           Compensation recognized
              under Restricted Stock Plan                              2,918
           Tax benefit on exercise of non-
              qualified stock options and
              disqualifying dispositions
              under stock plans                                       13,429
           Repurchase of common stock                                                                    (4,400)     (84,192)
           Translation adjustment                                                                 (699)
------------------------------------------------------------------------------------------------------------------------------
           Balance, October 31, 1998        164,093     27,349       248,970      913,992        6,025   (3,783)     (67,947)
------------------------------------------------------------------------------------------------------------------------------
ACTIVITY   Net income - 1999                                                      196,819
IN FISCAL  Issuance of stock under
1999          stock plans and other,
              net of repurchases              2,974        496        28,159                                621        8,177
           Conversion of 3.50%
              Subordinated notes             10,982      1,830       228,074
           Compensation recognized
              under Restricted Stock Plan                              2,799
           Tax benefit on exercise of non-
              qualified stock options and
              disqualifying dispositions
              under stock plans                                       15,104
           Securities valuation adjustment                                                       6,629
           Translation adjustment                                                                 (445)
------------------------------------------------------------------------------------------------------------------------------
           Balance, October 30, 1999        178,049     29,675       523,106    1,110,811       12,209   (3,162)     (59,770)
------------------------------------------------------------------------------------------------------------------------------
ACTIVITY   Net income - 2000                                                      607,132
IN FISCAL  Issuance of stock under
2000          stock plans and other,
              net of repurchases              6,205      1,033        52,148                                (93)      (8,850)
           Compensation recognized
              under Restricted Stock Plan                              2,231
           Tax benefit on exercise of non-
              qualified stock options and
              disqualifying dispositions
              under stock plans                                       43,566
           Two-for-one stock split          173,715     28,955       (94,231)                             3,210       65,003
           Securities valuation adjustment                                                      (6,629)
           Translation adjustment                                                               (2,739)
------------------------------------------------------------------------------------------------------------------------------
           Balance, October 28, 2000        357,969    $59,663      $526,820   $1,717,943     $  2,841      (45)    $ (3,617)
==============================================================================================================================

* Comprehensive income, i.e., net income plus other comprehensive income, totaled $598 million in 2000, $203 million in 1999 and $82 million in 1998.

See accompanying notes.

                              ANALOG DEVICES, INC.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended October 28, 2000, October 30, 1999 and October 31, 1998
(thousands)                                                                      2000              1999            1998
-----------------------------------------------------------------------------------------------------------------------
OPERATIONS     Cash flows from operations:
                  Net income ............................................  $  607,132        $  196,819      $   82,408
                  Adjustments to reconcile net income
                    to net cash provided by operations:
                     Cumulative effect of change in accounting
                         principle, net of $20 million of income taxes...           -                 -          37,080
                     Depreciation and amortization.......................     156,671           142,598         127,560
                     Gain on sale of investments.........................     (43,857)                -               -
                     Noncash portion of restructuring costs..............           -                 -          10,000
                     Gain on sale of business............................           -                 -         (13,100)
                     Purchased in-process research and development.......           -             5,140               -
                     Equity in loss of WaferTech, net of dividends.......           -             1,149          10,907
                     Deferred income taxes...............................     (12,544)           16,582         (12,372)
                  Change in operating assets and liabilities:
                     (Increase) decrease in accounts receivable..........    (213,696)          (55,980)         50,603
                     (Increase) decrease in inventories..................     (82,321)           28,424         (48,883)
                     (Increase) decrease in prepaid expenses and other
                         current assets..................................      (9,706)            4,292             698
                     Increase in investments - trading...................    (123,165)          (28,098)         (7,319)
                     Increase (decrease) in accounts payable,
                         deferred income and accrued liabilities.........     233,408            57,096         (31,840)
                     Increase in income taxes payable....................      20,204            27,774          14,476
                     Increase in other liabilities.......................     172,379            46,629          17,896
                                                                           ----------        ----------      ----------
                  Total adjustments......................................      97,373           245,606         155,706
                                                                           ----------        ----------      ----------

               Net cash provided by operations...........................     704,505           442,425         238,114
                                                                           ----------        ----------      ----------

INVESTMENTS    Cash flows from investments:
                  Additions to property, plant and equipment, net........    (274,837)          (77,500)       (166,911)
                  Purchase of short-term investments available-for-sale..    (868,394)         (628,823)       (143,449)
                  Maturities of short-term investments available-for-sale     776,103           263,845         152,880
                  Proceeds from sale of investment.......................      64,641                 -               -
                  Change in long-term investments........................         348           101,501         (56,110)
                  Payments for acquisitions, net of cash acquired........    (169,270)          (20,499)              -
                  Proceeds from sale of business.........................           -                 -          27,000
                  Decrease (increase) in other assets....................      15,192             3,435            (370)
                                                                           ----------        ----------      ----------
               Net cash used for investments.............................    (456,217)         (358,041)       (186,960)
                                                                           ----------        ----------      ----------

FINANCING      Cash flows from financing activities:
ACTIVITIES        Proceeds from issuance of long-term debt...............   1,172,135                 -               -
                  Repurchase of common stock.............................           -                 -         (84,192)
                  Proceeds from employee stock plans.....................      42,864            19,050          14,209
                  Payments on capital lease obligations..................      (8,293)          (14,109)        (11,640)
                  Proceeds from equipment financing......................           -                 -           6,094
                  Net (decrease) increase in variable rate borrowings....     (76,416)            1,776              60
                                                                           -----------       ----------      ----------

               Net cash provided by (used for) financing activities......   1,130,290             6,717         (75,469)
                                                                           ----------        ----------      ----------

               Effect of exchange rate changes on cash...................       1,952             1,459          (1,955)
                                                                           ----------        ----------      ----------

               Net increase (decrease) in cash and cash equivalents......   1,380,530            92,560         (26,270)
               Cash and cash equivalents at beginning of year............     355,891           263,331         289,601
                                                                           ----------        ----------      ----------

               Cash and cash equivalents at end of year..................  $1,736,421        $  355,891      $  263,331
                                                                           ==========        ==========      ==========

See accompanying notes.

                              ANALOG DEVICES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

       YEARS ENDED OCTOBER 28, 2000, OCTOBER 30, 1999 AND OCTOBER 31, 1998
           (ALL TABULAR AMOUNTS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

1.   DESCRIPTION OF BUSINESS

Analog Devices, Inc. (Analog, ADI or the Company) is a world leader in the design, manufacture and marketing of high-performance analog, mixed-signal and digital signal processing (DSP) integrated circuits (ICs) used in signal processing applications.

As of the end of fiscal 2000, approximately 45% of Analog's revenues came from the communications market, making it the Company's largest and fastest-growing served market. Communications applications include wireless handsets and base stations, as well as products used for high-speed access to the Internet, including ICs used in ADSL and cable modems and central office networking equipment.

Analog serves the PC market with products that monitor and manage power usage, process signals used in flat panel displays and multimedia projectors and enable PCs to provide CD-quality audio. Analog also serves the high-end consumer market with ICs used in such products as digital cameras and camcorders, DVD players and surround sound audio systems. Analog provides a broad array of products to the industrial market, including products for automatic test equipment and for the digital speed control of AC motors.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a.   PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company and all of its wholly owned subsidiaries. Upon consolidation, all significant intercompany accounts and transactions are eliminated. The Company's fiscal year ends on the 52-week or 53-week period ending on the Saturday closest to the last day in October. Fiscal years 2000, 1999 and 1998 were each 52-week years.

Certain amounts reported in previous years have been reclassified to conform to the fiscal 2000 presentation, such reclassifications were immaterial.

b.   CASH, CASH EQUIVALENTS AND INVESTMENTS

Cash and cash equivalents are highly liquid investments with insignificant interest rate risk and maturities of three months or less at the time of acquisition. Investments with maturities between three and twelve months at time of acquisition are considered short-term investments. Cash, cash equivalents and short-term investments consist primarily of commercial paper and government agency discount notes, but also include certificates of deposit, bank time deposits, institutional money market funds and bankers' acceptances. Long-term investments consist of mutual funds, commercial paper and bank money market funds that are acquired to generate returns that offset changes in certain liabilities related to deferred compensation arrangements, as well as equity securities.

The Company classifies its investments in readily marketable debt and equity securities as "held-to-maturity," "available-for-sale" or "trading" at the time of purchase and such designation is evaluated as of each balance sheet date. Held-to-maturity securities, which are carried at amortized cost, include only those securities the Company has the positive intent and ability to hold to maturity. Securities, such as bank time deposits, which by their nature are typically held to maturity, are classified as such. The Company's other readily marketable investments are classified as either available-for-sale or trading. Available-for-sale securities are carried at fair value with unrealized gains and losses, net of related tax, if any, reported as a separate component of stockholders' equity. Realized gains and losses, as well as interest, dividends and capital gains distributions on all securities, are included in earnings.

                              ANALOG DEVICES, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)

Cash equivalents and short-term investments classified as available-for-sale were $2,167 million and $707 million at October 28, 2000 and October 30, 1999, respectively and those classified as held-to-maturity were $7 million and $28 million at October 28, 2000 and October 30, 1999, respectively. All of these securities have contractual maturities of twelve months or less at time of acquisition. Because of the short term to maturity, and hence relative price insensitivity to changes in market interest rates, amortized cost approximates fair value for all of these securities. As such, no realized or unrealized gains or losses were recorded during each of these years.

Long-term investments classified as trading were $182 million and $59 million at October 28, 2000 and October 30, 1999, respectively and were based on published market quotes on October 27, 2000 and October 29, 1999. Gross realized and unrealized gains and losses from trading securities were not material in fiscal 2000, fiscal 1999 and fiscal 1998. There was approximately $0 and $27 million at October 28, 2000 and October 30, 1999, respectively, of long-term investments classified as available-for-sale. Gross realized gains on available-for-sale investments were $44 million in fiscal 2000 and $0 in fiscal 1999. Gross unrealized gains were not material in fiscal 2000 and fiscal 1999. There were no long-term investments classified as held-to-maturity at October 28, 2000 and October 30, 1999.

c.   SUPPLEMENTAL CASH FLOW STATEMENT INFORMATION

                                                                                 2000              1999            1998
-----------------------------------------------------------------------------------------------------------------------
Cash paid during the fiscal year for:
     Income Taxes                                                          $  208,441        $   19,582      $   23,582
     Interest                                                              $    4,039        $   10,808      $   15,535
=======================================================================================================================

The Company's non-cash financing activities in fiscal 1999 consisted solely of the conversion of its 3.50% Convertible Subordinated Notes into common stock as described in Note 9.

d.   INVENTORIES

Inventories are valued at the lower of cost (first-in, first-out method) or market. Inventories at October 28, 2000 and October 30, 1999 were as follows:

                                                                                2000                   1999
-----------------------------------------------------------------------------------------------------------------------
              Raw materials                                               $   17,505             $   13,735
              Work in process                                                179,918                150,427
              Finished goods                                                 134,671                 84,774
-----------------------------------------------------------------------------------------------------------------------
              Total inventories                                           $  332,094             $  248,936
=======================================================================================================================

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

       Buildings & Building Equipment                 Up to 25 years
       Machinery & Equipment                              3-10 years
       Office Equipment                                    3-8 years

Total depreciation and amortization of property, plant and equipment was $143 million, $139 million and $125 million in fiscal 2000, 1999 and 1998, respectively. Property, plant and equipment included $82 million and $75 million of capitalized leases in fiscal 2000 and 1999, net of $49 million and $36 million respectively, of accumulated depreciation.

                              ANALOG DEVICES, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)


f.   GOODWILL AND OTHER ACQUISITION-RELATED INTANGIBLES

                                                 AMORTIZATION LIVES                                2000            1999
-----------------------------------------------------------------------------------------------------------------------
     Goodwill                                        5-10 Years                              $  181,219      $   16,685
     Other Intangibles                               5-10 Years                                  11,479          13,878
-----------------------------------------------------------------------------------------------------------------------
     Total                                                                                   $  192,698      $   30,563
=======================================================================================================================

Other intangibles include items such as acquired trained workforce and customer base. Goodwill and intangibles are evaluated for impairment based on the related undiscounted cash flows.

The balances shown are net of total accumulated amortization of $35 million and $22 million as of October 28, 2000 and October 30, 1999, respectively. Amortization of goodwill and other acquisition-related intangibles was $13 million, $4 million and $3 million for fiscal 2000, 1999 and 1998, respectively.

g.   GRANT ACCOUNTING

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

h.   TRANSLATION OF FOREIGN CURRENCIES

The functional currency for the Company's foreign sales operations is the applicable local currency. Gains and losses resulting from translation of these foreign currencies into U.S. dollars are accumulated in a separate component of stockholders' equity. Transaction gains and losses are included in income currently, including those at the Company's principal foreign manufacturing operations where the functional currency is the U.S. dollar. Foreign currency transaction gains or losses included in other expenses, net, were not material in fiscal 2000, 1999 and 1998.

i.   FOREIGN CURRENCY INSTRUMENTS AND INTEREST RATE AGREEMENTS

The Company enters into forward foreign exchange contracts, foreign currency option contracts and currency swap agreements to offset certain operational and balance sheet exposures from changes in foreign currency exchange rates. Such exposures result from the portion of the Company's operations, assets and liabilities that are denominated in currencies other than the U.S. dollar, primarily the Japanese yen and European currencies. These foreign exchange contracts, option and swap transactions are entered into to support product sales, purchases and financing transactions made in the normal course of business, and accordingly, are not speculative in nature.

Forward foreign exchange contracts are utilized to manage the risk associated with currency fluctuations on certain firm sales and purchase commitments denominated in foreign currencies and certain non-U.S. dollar denominated asset and liability positions. The Company's forward foreign exchange contracts are primarily denominated in Japanese yen and certain European currencies and are for periods consistent with the terms of the underlying transactions, generally one year or less. The forward foreign exchange contracts that relate to firm foreign currency sales and purchase commitments are designated and effective as hedges of firm, identifiable foreign currency commitments, and accordingly, the gains and losses resulting from the impact of currency exchange rate movements on these contracts are not recognized in operations until the underlying hedged transactions are recognized. Upon recognition, such gains and losses are recorded in operations as an adjustment to the carrying amount of the underlying transactions in the period in which these transactions are recognized. Unrealized gains and losses resulting from the impact of currency exchange rate movements on forward foreign exchange contracts designated to offset certain non-U.S. dollar denominated assets and liabilities are recognized as other income or expense in the period in which the exchange rates change and offset the foreign currency gains and losses on the underlying exposures being hedged. The contract amounts of forward foreign

                              ANALOG DEVICES, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)

exchange contracts outstanding were $277 million and $178 million at October 28, 2000 and October 30, 1999, respectively.

The Company also may periodically enter into foreign currency option contracts to offset certain probable anticipated, but not firmly committed, foreign currency transactions related to the sale of product during the ensuing nine months. When the dollar strengthens significantly against the foreign currencies, the decline in value of future currency cash flows is partially offset by the gains in value of the purchased currency options designated as hedges. Conversely, when the dollar weakens, the increase in value of future foreign currency cash flows is reduced only by the premium paid to acquire the options. The Company's foreign currency option contracts are primarily denominated in Japanese yen and generally have maturities that do not exceed six months. These foreign currency option contracts are designated and effective as hedges of anticipated foreign currency sales transactions, and accordingly, the premium cost and any realized gains associated with these contracts are deferred and included in the consolidated balance sheet as prepaid expenses and accrued liabilities, respectively, until such time as the underlying sales transactions are recognized. Upon recognition, such premium costs and any realized gains are recorded in sales as a component of the underlying sales transactions being hedged. The contract amounts of foreign currency option contracts outstanding were $7 million and $39 million, at October 28, 2000 and October 30, 1999, respectively. Deferred gains or losses attributable to foreign currency option contracts were not material at October 28, 2000 and October 30, 1999.

The Company uses currency swap agreements to hedge the value of its net investment in certain of its foreign subsidiaries. Realized and unrealized gains and losses on such agreements related to the net foreign investment being hedged are recognized in the cumulative translation adjustment component of stockholders' equity, with the related amounts due to or from counterparties included in accrued liabilities or other current assets. The contract amount of currency swap agreements outstanding, which were principally denominated in Japanese yen, was $0 at October 28, 2000, and $10 million at October 30, 1999.

The Company enters into interest rate swap and cap agreements to manage its exposure to interest rate movements by effectively converting a portion of its debt and certain financing arrangements from fixed to variable rates. Maturity dates of interest rate swap and cap agreements generally match those of the underlying debt or financing arrangements. These agreements, which have maturities of up to seven years, involve the exchange of fixed rate payments for variable rate payments without the exchange of the underlying principal amounts. Variable rates are based on six-month U.S. dollar LIBOR and are reset on a semiannual basis. The differential between fixed and variable rates to be paid or received is accrued as interest rates change in accordance with the agreements and recognized over the life of the agreements as an adjustment to interest expense. The notional principal amounts of interest rate swap and cap agreements outstanding were approximately $10 million and $50 million at October 28, 2000 and October 30, 1999, respectively.

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

                              ANALOG DEVICES, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)

j.   FAIR VALUES OF FINANCIAL INSTRUMENTS

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

                                                        OCTOBER 28, 2000                        OCTOBER 30, 1999
                                                        ----------------                        ----------------
                                                     CARRYING        FAIR                     CARRYING         FAIR
                                                      AMOUNT         VALUE                     AMOUNT          VALUE
-----------------------------------------------------------------------------------------------------------------------
Assets:
     Cash and cash equivalents                     $ 1,736,421   $ 1,736,421                 $  355,891    $  355,891
     Short-term investments                            498,844       498,844                    406,553       406,553
     Long-term investments                             181,751       181,751                     85,999        85,999

Liabilities:
     Short-term borrowings                              (5,752)       (5,752)                    (2,344)       (2,344)
     Long-term debt, including current portion      (1,200,261)   (1,101,261)                   (80,000)      (79,978)

Foreign Currency Instruments and
   Interest Rate Agreements:
     Interest rate swap and cap agreements                 (33)          (62)                        13           (36)
     Forward foreign currency exchange contracts        (3,555)       (3,817)                    (4,260)       (7,658)
     Foreign currency option contracts                      75            22                        340           220
     Currency swap agreements                                0             0                        375           325
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

                              ANALOG DEVICES, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)

k.   USE OF ESTIMATES

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

l.   CONCENTRATIONS OF CREDIT RISK

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

m.   CONCENTRATION OF OTHER RISKS

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

n.   REVENUE RECOGNITION

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

o.   COMPREHENSIVE INCOME

Components of comprehensive income include net income and certain transactions that have generally been reported in the consolidated statement of shareholders' equity. Other comprehensive income is comprised of net income, currency translation adjustments and available-for-sale securities valuation adjustments.

                              ANALOG DEVICES, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)

p.   INCOME TAXES

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

q.   EARNINGS PER SHARE OF COMMON STOCK

Basic earnings per share is computed based only on the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed using the weighted average number of common shares outstanding during the period, plus the dilutive effect of future issues of common stock relating to stock option programs and convertible debt financing. In calculating diluted earnings per share, the dilutive effect of stock options is computed using the average market price for the period. Shares related to convertible debt financing are excluded from the fiscal 2000 earnings per share calculation because the effect would be anti-dilutive. The following table sets forth the computation of basic and diluted earnings per share:

                                                                             2000            1999            1998
-----------------------------------------------------------------------------------------------------------------
Basic:
   Income before cumulative effect of change in
     accounting principle                                               $ 607,132       $ 196,819       $ 119,488
   Cumulative effect of change in accounting principle                         --              --         (37,080)
                                                                        ---------       ---------       ---------
   Net income                                                           $ 607,132       $ 196,819       $  82,408
                                                                        =========       =========       =========

   Weighted shares outstanding                                            353,363         336,482         323,148
                                                                        =========       =========       =========

   Earnings per share:
   Income before cumulative effect of change in
     accounting principle                                               $    1.71       $    0.58       $    0.37
   Cumulative effect of change in accounting principle                         --              --           (0.11)
                                                                        ---------       ---------       ---------
   Net income                                                           $    1.71       $    0.58       $    0.26
                                                                        =========       =========       =========

Diluted:
   Income before cumulative effect of change in
     accounting principle                                               $ 607,132       $ 196,819       $ 119,488
   Interest related to convertible subordinated notes, net of tax              --           1,906           5,686
                                                                        ---------       ---------       ---------

   Income before cumulative effect of change in accounting
     principle including the effect of dilutive securities                607,132         198,725         125,174
                                                                        ---------       ---------       ---------
   Cumulative effect of change in accounting principle                         --              --         (37,080)
                                                                        ---------       ---------       ---------
   Net income                                                           $ 607,132       $ 198,725       $  88,094
                                                                        =========       =========       =========

   Weighted shares outstanding                                            353,363         336,482         323,148
   Assumed exercise of common stock equivalents                            27,794          18,822          10,634
   Assumed conversion of subordinated notes                                    --           7,600          21,968
                                                                        ---------       ---------       ---------
   Weighted average common and common equivalent shares                   381,157         362,904         355,750
                                                                        =========       =========       =========

   Earnings per share:
   Income before cumulative effect of change in
     accounting principle                                               $    1.59       $    0.55       $    0.36
   Cumulative effect of change in accounting principle                         --              --           (0.11)
                                                                        ---------       ---------       ---------
   Net income                                                           $    1.59       $    0.55       $    0.25
                                                                        =========       =========       =========
-----------------------------------------------------------------------------------------------------------------

                              ANALOG DEVICES, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)

r.   STOCK-BASED COMPENSATION

The Company grants stock options for a fixed number of shares to employees with an exercise price equal to the fair value of the shares at the date of grant. The Company accounts for stock option grants in accordance with APB Opinion No. 25, "Accounting for Stock Issued to Employees" and accordingly, recognizes no compensation expense for the stock option grants. The Company also grants restricted stock for a fixed number of shares to employees for nominal consideration. Compensation expense related to restricted stock awards is recorded ratably over the restriction peiod.

s.   NEW ACCOUNTING STANDARDS

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, (FAS 133), "Accounting for Derivative Instruments and Hedging Activities." This statement provides a comprehensive and consistent standard for the recognition and measurement of derivatives and hedging activities. In July 1999, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 137, which deferred the effective date of FAS 133 for one year. In June 2000, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 138, (FAS
138), "Accounting for Certain Derivative Instruments and Certain Hedging Activities-an amendment to FASB Statement No 133." This statement amended certain provisions of FAS 133. Accordingly, we will adopt FAS 133, as amended by FAS 138, effective the first quarter of fiscal 2001. FAS 133 requires that an entity recognize all derivatives as either assets or liabilities and measure such instruments at fair market value. Under certain circumstances, a portion of the derivative's gain or loss is initially reported as a component of comprehensive income until the hedged transaction affects earnings. For a derivative not designated as a hedging instrument, the gain or loss is recognized in income in the period of change. The provisions of FAS 133 allow for greater flexibility in the choice of derivative instruments. As a result, upon adoption, the Company will no longer use foreign currency option contracts to hedge anticipated foreign currency sales transactions. Based upon the derivative positions at October 28, 2000, the Company estimates that upon adoption it will record a reduction of approximately $5 million in other comprehensive income as the cumulative effect of an accounting change.

In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin 101, (SAB 101), "Revenue Recognition in Financial Statements." SAB 101 summarizes the application of generally accepted accounting principles to revenue recognition in financial statements. The Company will adopt SAB 101 in the fourth quarter of fiscal 2001 and does not expect SAB 101 to have a material effect on its financial position or results of operations.

t.   STOCK SPLIT

On February 15, 2000, the Company's Board of Directors approved a 2-for-1 split of the Company's common stock, effected as a 100% stock dividend on March 15, 2000 by the distribution of one share of common stock for every share held on the record date of February 28, 2000. In connection with the stock split the number of common stock purchase rights that are associated with each share of common stock was reduced from one to one-half. All historical per share amounts in this report have been restated to reflect the split.

3.   ACQUISITIONS AND DISPOSITIONS

During the third quarter of fiscal 2000, the Company acquired BCO Technologies plc (BCO), a company with operations in Belfast, Northern Ireland, in a cash-for-stock transaction valued at approximately $163 million. The acquisition was accounted for as a purchase, and the excess of the purchase price over the fair value of the assets acquired was allocated to workforce in place and goodwill, which are being amortized on the straight-line basis over five years. In connection with the acquisition, the Company recorded approximately $158 million of goodwill. There was no in-process research and development write-off related to this acquisition.

During the second quarter of fiscal 1999, the Company acquired two DSP tools companies, White Mountain DSP, Inc. (WM) of Nashua, New Hampshire, and Edinburgh Portable Compilers Limited (EPC), of Edinburgh, Scotland. The total cost of these acquisitions was approximately $21 million in cash and $2 million in common stock of the Company, with additional cash consideration of up to a maximum of $10 million (to be accounted for as additional goodwill) payable if the acquired companies achieve certain revenue and operational objectives. Approximately $7 million of the contingent

                              ANALOG DEVICES, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)

consideration has been paid. These acquisitions were accounted for as purchases, and the excess of the purchase price over the fair value of the assets acquired was allocated to existing technology, workforce in place, trade names and goodwill, which are being amortized on the straight-line basis over periods ranging from six to ten years. In connection with these acquisitions, the Company recorded a charge of $5.1 million representing the write-off of in-process research and development.

Pro forma results of operations for BCO, WM and EPC have not been provided herein as they were not material to the Company on either an individual or an aggregate basis. The results of operations of each acquisition are included in the Company's consolidated statement of income from the date of each acquisition.

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

4.  INDUSTRY AND GEOGRAPHIC SEGMENT INFORMATION

The Company operates in two segments: the design, manufacture and marketing of a broad range of integrated circuits, which comprises approximately 98% of the Company's revenue, and the design, manufacture and marketing of a range of assembled products, which accounts for the remaining 2% of the Company's revenue. Effectively, the Company operates in one reportable segment.

GEOGRAPHIC INFORMATION

The Company operates in three major geographic areas. The following geographic area data include trade sales based upon point of sale and long-lived assets based upon physical location. The predominant countries comprising European operations are England, France, Germany and Ireland. The predominant country comprising Asian operations is Japan. For segment reporting purposes, sales generated by North American operations include export sales of $570.2 million in fiscal 2000, $262.4 million in fiscal 1999 and $128.2 million in fiscal 1998.

GEOGRAPHIC SEGMENT INFORMATION                                              2000               1999               1998
----------------------------------------------------------------------------------------------------------------------
SALES             North America, including export.............       $ 1,722,056        $   929,971        $   748,283
                  Europe......................................           504,669            313,598            312,523
                  Asia........................................           350,822            206,810            169,765
                                                                     -----------        -----------        -----------
                    Total sales...............................       $ 2,577,547        $ 1,450,379        $ 1,230,571
                                                                     ===========        ===========        ===========

LONG-LIVED        North America...............................       $   466,612        $   417,854        $   448,384
ASSETS            Europe......................................           388,439            178,361            187,921
                  Asia........................................           116,873             77,154             82,941
                                                                     -----------        -----------        -----------
                    Total long-lived assets...................       $   971,924        $   673,369        $   719,246
                                                                     ===========        ===========        ===========

-----------------------------------------------------------------------------------------------------------------------

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

                              ANALOG DEVICES, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)

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

                                                                         1998
-----------------------------------------------------------------------------
As reported:
    Net sales                                                      $1,230,571
    Net income                                                        $82,408
    Basic earnings per share                                            $0.26
    Diluted earnings per share                                          $0.25
Pro forma amounts with the change in accounting
  principle related to revenue recognition
  applied retroactively: (unaudited)
    Net sales                                                      $1,230,571
    Net income                                                       $119,488
    Basic earnings per share                                            $0.37
    Diluted earnings per share                                          $0.36
-----------------------------------------------------------------------------

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

7.   INVESTMENTS

Investments at October 28, 2000 and October 30, 1999 were as follows:

                                                                            2000                     1999
-----------------------------------------------------------------------------------------------------------------------
                    WaferTech, LLC                                    $   32,852                $   32,852
                    CSM                                                        -                    27,413
                    Other                                                184,903                    59,036
-----------------------------------------------------------------------------------------------------------------------
                    Total investments                                 $  217,755                $  119,301
=======================================================================================================================

In January 1999, the Company concluded an agreement to sell to other WaferTech partners 78% of its 18% equity ownership in WaferTech for cash equal to the carrying value of the 78% equity ownership at October 31, 1998. During fiscal 1999, the Company invested an additional $4 million in WaferTech. The Company no longer exercises significant influence over WaferTech's operating and financial policies and, accordingly, accounts for its remaining 4% investment under the cost method. Changes in the value of the investment are not recognized unless an impairment in the value of the investment is deemed by management to be "other than temporary." During the first quarter of fiscal 2001, the Company sold its investment in WaferTech - See Note 15.

                              ANALOG DEVICES, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)

The Company had an equity investment in Chartered Semiconductor Manufacturing Pte., Ltd., (CSM), in Singapore of approximately $27 million which represented a less than 5% ownership interest. During fiscal 2000, the Company sold its equity investment for $65 million, realizing a $44 million gain over the original cost of $21 million. This gain is included in other nonoperting income.

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

8.   ACCRUED LIABILITIES

Accrued liabilities at October 28, 2000 and October 30, 1999 consisted of the following:

                                                                            2000                      1999
-----------------------------------------------------------------------------------------------------------------------
                    Accrued compensation
                       and benefits                                   $   99,984                $   65,997
                    Other                                                 94,033                    45,288
-----------------------------------------------------------------------------------------------------------------------
                    Total accrued liabilities                         $  194,017                $  111,285
=======================================================================================================================

9.   DEBT AND CREDIT FACILITIES

Long-term debt at October 28, 2000 and October 30, 1999 consisted of the following:

                                                                               2000                   1999
-----------------------------------------------------------------------------------------------------------------------
                  4.75% Convertible Subordinated
                    Notes due October 1, 2005                            $1,200,000            $         -
                  6.625% Notes due March 1, 2000                                  -                 80,000
                  Other                                                         261                      -
-----------------------------------------------------------------------------------------------------------------------
                    Long-term debt                                        1,200,261                 80,000
                  Less: Current portion long-term debt                            -                (80,000)
-----------------------------------------------------------------------------------------------------------------------
                    Total long-term debt                                 $1,200,261            $         -
=======================================================================================================================

On October 1, 2000, the Company issued $1,200 million of 4.75% Convertible Subordinated Notes due October 1, 2005 (2005 Notes) with semiannual interest payments on April 1 and October 1 of each year, commencing April 1, 2001. The 2005 Notes are convertible, at the option of the holder, into the Company's common stock at any time unless previously redeemed or repurchased, at a conversion price of $129.78 per share, subject to adjustment in certain events. The net proceeds of the offering were $1,172 million after payment of the underwriting discount and expenses of the offering, which will be amortized over the term of the 2005 Notes.

As of March 11, 1999, the Company had converted $229,967,000 of the $230 million principal amount of its 3.50% Convertible Subordinated Notes due 2000 (2000 Notes) into an aggregate of 10,983,163 shares of the Company's common stock, and the remaining 2000 Notes were redeemed by a cash payment of $33,000. This conversion did not have an impact on diluted earnings per share.

Simultaneous with the sale of the 6.625% Notes, the Company entered into an interest rate swap and cap agreement for the term of the 6.625% Notes having a notional principal amount of $40 million whereby the effective net interest rate on $40 million of the 6.625% Notes will be the six-month LIBOR rate (up to a maximum of 7%) plus 1.4%. The notes were repaid in March 2000. While outstanding in the year ended October 28, 2000, the net effective interest rate on $40 million of the 6.625% 2000 Notes was 8.2% after giving effect to the interest rate swap agreement.

                              ANALOG DEVICES, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)

There were $5.8 million and $2.3 million of foreign currency borrowings outstanding at October 28, 2000 and October 30, 1999, respectively, which were at prevailing market rates for the respective currencies. Borrowings under the Company's credit agreement and lines of credit are generally due within six months.

10.  LEASE COMMITMENTS

The Company leases certain of its facilities and equipment under various operating and capital leases that expire at various dates through 2030. The lease agreements frequently include renewal and purchase provisions and require the Company to pay taxes, insurance and maintenance costs.

Total rental expense under operating leases was approximately $19 million in fiscal 2000, $17 million in fiscal 1999 and $16 million in fiscal 1998.

The following is a schedule of future minimum lease payments under capital leases and rental payments required under long-term operating leases at October 28, 2000:

                                                    OPERATING                       CAPITAL
FISCAL YEARS                                           LEASES                        LEASES
-------------------------------------------------------------------------------------------
2001                                                $  14,298                     $  10,689
2002                                                   10,143                         9,376
2003                                                    7,335                         3,930
2004                                                    5,723                            57
2005                                                    4,804                             -
Later Years                                            12,849                             -
-------------------------------------------------------------------------------------------
Total                                               $  55,152                        24,052
                                                    =========
Less amount representing interest                                                    (1,415)
                                                                                  ---------
Present value of minimum lease payments                                           $  22,637
                                                                                  =========

11.  COMMITMENTS AND CONTINGENCIES

LITIGATION

The Company is a defendant in a federal lawsuit brought in the Southern District of New York by U.S. Philips Corporation (Philips). On October 2, 2000, Philips filed suit against the Company, Cirrus Logic, Inc., Cypress Semiconductor Corporation, Linear Technology Corporation and Standard Microsystems Corporation alleging patent infringement and seeking injunctive relief and unspecified damages. Because the lawsuit is in pre-trial stages, management is unable to estimate the effect of this lawsuit on its consolidated financial position or consolidated results of operations.

The Company is a defendant in a federal lawsuit brought in Florida by Jordan Spencer Jacobs (Jacobs). On May 12, 2000, Jacobs filed suit against the Company, Microsoft Corporation and Pelican Accessories, Inc. alleging patent infringement and seeking injunctive relief and unspecified damages. The parties are presently engaged in discovery. Because the lawsuit is in pre-trial stages, management is unable to estimate the effect of this lawsuit on its consolidated financial position or consolidated results of operations.

On January 18, 2000, the Company became aware that Silicon Laboratories, Inc. (Silicon) had named ADI as a defendant in a lawsuit filed in the United States District Court for the Western District of Texas, which alleged misappropriation of trade secrets and patent infringement by the Company. Subsequent to fiscal 2000, the Company entered into a settlement with Silicon that was not material.

The Company was a defendant in a federal lawsuit brought in Arizona by the Lemelson Medical, Education & Research Foundation, L.P. (Lemelson). On July 31, 1998, Lemelson commenced an action in federal court against the Company and 26 other companies alleging infringement of 16 patents allegedly covering various manufacturing processes and techniques used in the fabrication of semiconductor products. Lemelson served the Company with a complaint on

                              ANALOG DEVICES, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)

November 24, 1998 seeking unspecified damages, treble damages for willful infringement and injunctive relief. During fiscal 2000, the Company entered into a settlement agreement with Lemelson that was not material.

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

Patent infringement suits were pending against the Company by Sextant Avionique, S.A. (Sextant) in France claiming that the Company's accelerometer infringes certain patents. Sextant has obtained a court ruling that the Company infringed Sextant's French patents, and therefore, unless the decision is reversed, the Company will be unable to manufacture or sell any infringing accelerometers in France. The Company is currently appealing the French court's decision. The Company does not believe that the French court's decision will have a material adverse effect on its consolidated financial position or consolidated results of operations.

From time to time as a normal incidence of the nature of the Company's business, various claims, charges and litigation are asserted or commenced against the Company arising from, or related to, contractual matters, patents, trademarks, personal injury, environmental matters, product liability, insurance coverage and personnel and employment disputes. As to such claims and litigation, the Company can give no assurance that it will prevail. However, the Company does not believe that these matters will have a material adverse effect on the Company's consolidated financial position, although an adverse outcome of any of these matters could have a material adverse effect on the Company's consolidated results of operations or cash flow in the quarter, or annual period in which one or more of these matters are resolved.

WAFER SUPPLY AGREEMENTS

The Company maintained a deposit of $20 million with Chartered Semiconductor Manufacturing Pte., Ltd., (CSM). This deposit was classified in the balance sheet line item "Other assets." The outstanding balance of the deposit is refunded in proportion to the Company's purchases of wafers from CSM. Approximately $1 million of the deposit was outstanding as of October 28, 2000 and has since been refunded.

12.  STOCKHOLDERS' EQUITY

STOCK PLANS

In fiscal 1998, the stockholders approved the 1998 Stock Option Plan (1998
Plan), which provides for the issuance of nonstatutory and incentive stock options to purchase up to 30 million shares of common stock. In March 2000, the stockholders approved an amendment to the 1998 Plan to increase the shares reserved for issuance by an additional 34 million shares. Officers, employees, directors, consultants and advisors of the Company and its subsidiaries are eligible to be granted options under this plan at a price not less than 100% (110% in the case of incentive stock options granted to 10% or greater stockholders) of the fair market value of the common stock at the time the option is granted. The Company's 1988 Stock Option Plan was terminated upon adoption of the 1998 Stock Option Plan; however, options to purchase common stock remain outstanding under the plan. There are no remaining options outstanding under the Company's 1980 Stock Option Plan.

While the Company may grant options to employees, which become exercisable at different times or within different periods, the Company has generally granted options to employees that are exercisable on a cumulative basis in annual installments of 33 1/3% each on the third, fourth and fifth anniversaries of the date of grant.

                              ANALOG DEVICES, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)

Under the 1994 Director Option Plan, which was amended in 1998, each non-employee director was granted annually a non-statutory option to purchase 21,000 shares of common stock at an exercise price equal to the fair market value on the date of grant. Up to 1999, each newly elected non-employee director received a grant of an option to purchase 21,000 shares of Common Stock upon his or her election to the Board (the "Initial Grant"). The 1994 Director Plan was amended in 1999 whereby the number of shares of Common Stock underlying the Initial Grant was increased from 21,000 to 60,000. On December 8, 1999, the 1994 Director Option Plan was terminated (effective March 14, 2000), and the Board of Directors authorized that from and after March 14, 2000, all options granted to non-employee directors will be granted under the Company's 1998 Stock Option Plan. The options granted under the 1998 Stock Option Plan, as well as the options previously granted under the 1994 Director Option Plan, are exercisable on a cumulative basis in annual installments of 33 1/3% each on the first, second and third anniversaries of the date of grant. The Company also has options outstanding under the 1992 Director Option Plan that are exercisable on a cumulative basis in annual installments of 33 1/3% each on the third, fourth and fifth anniversaries of the date of grant.

Information with respect to activity under the stock option plans is set forth below:

                                                                                          OPTIONS OUTSTANDING
                                                            SHARES                 ---------------------------------
                                                         AVAILABLE                                  WEIGHTED AVERAGE
STOCK OPTION ACTIVITY                                    FOR GRANT                  NUMBER           PRICE PER SHARE
-----------------------------------------------------------------------------------------------------------------------
Balance, November 1, 1997                                   13,996                  33,810                  $  6.46
-----------------------------------------------------------------------------------------------------------------------
Shares authorized for 1998 Stock Option Plan                30,000                       -                        -
Additional shares authorized for 1994 Director Stock
   Option Plan                                                 300                       -                        -
Shares authorized for Medialight acquisition                   204                       -                        -
Options granted                                            (39,892)                 39,892                  $  8.37
Options exercised                                                -                  (4,028)                 $  3.18
Options canceled                                            18,256                 (18,256)                 $ 11.58
Shares canceled upon termination of 1988 Stock
   Option Plan                                              (5,158)                      -                        -
-----------------------------------------------------------------------------------------------------------------------
Balance, October 31, 1998                                   17,706                  51,418                  $  6.39
-----------------------------------------------------------------------------------------------------------------------
Options granted                                             (1,320)                  1,320                  $ 17.26
Options exercised                                                -                  (6,054)                 $  4.26
Options canceled                                             1,302                  (1,302)                 $  7.65
-----------------------------------------------------------------------------------------------------------------------
Balance October 30, 1999                                    17,688                  45,382                  $  6.97
-----------------------------------------------------------------------------------------------------------------------
Additional shares authorized for 1998 Stock Option Plan     34,000                       -                        -
Options granted                                            (15,833)                 15,833                  $ 31.03
Options exercised                                                -                  (7,210)                 $  5.05
Options canceled                                             1,755                  (1,755)                 $ 14.02
-----------------------------------------------------------------------------------------------------------------------
Balance, October 28, 2000                                   37,610                  52,250                  $ 14.31
=======================================================================================================================

OPTION AMENDMENT

In September 1998, the Board of Directors approved a stock option program amendment pursuant to which all employees with stock options granted during the period beginning December 1, 1996 and ending on August 3, 1998 could elect to reduce the option exercise price to $7.38 per share (equal to the then fair market value). Upon such election, the vesting schedule for the affected options was reset, whereby one-third vest on September 8, 2001, one-third on September 8, 2002 and the final one-third on September 8, 2003. A total of 16,442,996 options with exercise prices ranging from $11.13 to $17.13 per share were amended under the program. The activity as a result of this option program amendment is presented in the preceding table as cancellations and subsequent grants.

                              ANALOG DEVICES, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)

The following table summarizes information about options outstanding at October 28, 2000:

                                     OUTSTANDING OPTIONS                                  OPTIONS EXERCISABLE
                       -------------------------------------------------             ------------------------------
                                        WEIGHTED AVERAGE        WEIGHTED                                   WEIGHTED
RANGE OF                       NUMBER          REMAINING         AVERAGE                  NUMBER            AVERAGE
EXERCISE               OUTSTANDING AT        CONTRACTUAL        EXERCISE             EXERCISABLE           EXERCISE
PRICE                        10/28/00       LIFE (YEARS)           PRICE             AT 10/28/00              PRICE
-----------------------------------------------------------------------------------------------------------------------
$   0.98 - $  9.93             35,115                6.6        $   6.87                   5,369           $  5.38
$   9.94 - $ 19.85              1,293                7.6        $  13.11                     150           $ 13.11
$  19.86 - $ 29.78             14,828                9.1        $  28.67                       9           $ 28.54
$  29.79 - $ 59.55                390                9.2        $  42.52                       -           $     -
$  59.56 - $ 99.25                624                9.6        $  76.99                       -           $     -
-----------------------------------------------------------------------------------------------------------------------
$   0.98 - $ 99.25             52,250                7.4        $  14.31                   5,528           $  5.62
                               ======                                                      =====

The Company has an employee stock purchase plan (ESPP) that allows eligible employees to purchase, through payroll deductions, shares of the Company's common stock at 85% of the fair market value at specified dates. Employees purchased 1,011,624 shares in fiscal 2000 (1,312,800 and 1,205,000 in fiscal 1999 and 1998, respectively) for $16.5 million ($12.9 million and $11.8 million in fiscal 1999 and 1998, respectively). At October 28, 2000, approximately 3,382,000 common shares, net of retirements, remained available for issuance under the stock purchase plan.

Under the 1991 Restricted Stock Plan, a maximum of 5,400,000 shares of common stock was authorized for awards by the Company to key employees for nominal consideration. This plan succeeded the Company's 1978 Restricted Stock Plan that provided for the issuance of up to 14,745,600 shares of common stock. Shares awarded from both plans are restricted as to transfer, usually for a period of five years and, under certain conditions, may be subject to repurchase by the Company at the original purchase price per share. There were no additional shares awarded under the restricted stock plans in fiscal 2000 and fiscal 1999. Shares awarded under the Company's restricted stock plans, net of cancellations, for fiscal 1998 were 435,000. The fair market value of the shares at the date of award was $6,293,000 in fiscal 1998 and was accounted for as deferred compensation and is being amortized over the restriction period. During fiscal 2000, 1999 and 1998, $2,231,000, $2,799,000 and $2,918,000, respectively, of such compensation was charged to expense. At October 28, 2000, there were 1,196,982 shares of common stock, net of forfeitures, available for issuance under the 1991 Restricted Stock Plan.

As of October 28, 2000, a total of 94,439,169 common shares were reserved for issuance under the Company's stock plans.

COMMON STOCK REPURCHASE

In November 2000, the Board of Directors authorized the Company to repurchase up to 15 million shares of its common stock. The repurchased shares will be held as treasury shares and will be available for issuance under the Company's stock option plans, employee stock purchase plan and other benefit plans.

In May and October of 1998, the Board of Directors authorized the Company to repurchase up to 8 million and 16 million shares, respectively, of its common stock over the succeeding 12 months. At October 31, 1998, the Company had purchased 8,800,000 shares of its common stock at an average purchase price of $9.57 per share. The Company did not purchase any shares in fiscal 2000 and fiscal 1999. The repurchased shares were held as treasury shares, and were used to partially fund the Company's employee stock plans and the two-for-one stock split effected March 15, 2000.

STOCK-BASED COMPENSATION

As permitted under Statement of Financial Accounting Standards No. 123 (FAS
123), "Accounting for Stock-Based Compensation," the Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations, in accounting for stock-based awards to employees. Under APB 25, the Company generally recognizes no compensation expense with respect to such awards.

                              ANALOG DEVICES, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)

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

                                                       OPTIONS                                ESPP
                                            --------------------------------     -------------------------------
                                            2000          1999         1998      2000         1999         1998
-----------------------------------------------------------------------------------------------------------------------
         Expected life (years)                4.9          6.1          6.1       1.0          1.0          1.0
         Expected stock price volatility     56.6%        52.9%        49.5%     72.5%        64.1%        57.6%
         Risk-free interest rate              6.0%         5.3%         5.3%      6.3%         5.1%         5.4%
-----------------------------------------------------------------------------------------------------------------------

The following is a summary of weighted average grant date values generated by application of the Black-Scholes model:

                                                                              WEIGHTED AVERAGE GRANT DATE VALUE
                                                                                 2000         1999         1998
-----------------------------------------------------------------------------------------------------------------------
         Stock option plans                                                   $  16.90    $    9.77      $  4.91
         ESPP                                                                 $   7.88    $    4.40      $  4.17
-----------------------------------------------------------------------------------------------------------------------

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

                                                                                 2000         1999         1998
-----------------------------------------------------------------------------------------------------------------------
Pro forma net income                                                         $ 526,615     $162,872      $56,719
Pro forma diluted earnings per share                                             $1.38        $0.45        $0.16
-----------------------------------------------------------------------------------------------------------------------

The effects on pro forma disclosures of applying FAS 123 are not likely to be representative of the effects on pro forma disclosures of future years. Because FAS 123 is applicable only to options granted subsequent to October 28, 1995, the pro forma effect is not fully reflected for fiscal years 1999 and 1998.

PREFERRED STOCK

The Company has 471,934 authorized shares of $1.00 par value Preferred Stock. The Board of Directors is authorized to fix designations, relative rights, preferences and limitations on the preferred stock at the time of issuance. An aggregate of 300,000 shares of preferred stock have been designated as Series A Junior Participating Preferred Stock for issuance in connection with the Company's Stockholder Rights Plan.

COMMON STOCK PURCHASE RIGHTS

In March 1998, the Board of Directors adopted a Stockholder Rights Plan (the Stockholder Rights Plan) that replaced a plan adopted by the Board in 1988. Pursuant to the Stockholder Rights Plan, after giving effect to the Company's two-for-one stock split effected on March 15, 2000, each share of the Company's Common Stock (Common Stock) currently has an associated one-half of a right. Under certain circumstances, each whole right would entitle the registered holder to purchase from the Company one one-thousandth share of Series A Junior Participating Preferred Stock at a purchase price of $180 in cash, subject to adjustment.

                              ANALOG DEVICES, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)

The rights are not exercisable and cannot be transferred separately from the Common Stock until ten business days (or such later date as may be determined by the Board of Directors) after (i) the public announcement that a person or group of affiliated or associated persons has acquired (or obtained rights to acquire) beneficial ownership of 15% or more of Common Stock or (ii) the commencement of a tender offer or exchange offer that would result in a person or group beneficially owning 20% or more of the outstanding Common Stock. If and when the rights become exercisable, each holder of a right shall have the right to receive, upon exercise, that number of shares of Common Stock (or in certain circumstances, cash property or other securities of the Company) that equals the exercise price of the right divided by 50% of the current market price (as defined in the Stockholder Rights Plan) per share of Common Stock at the date of the occurrence of such event. In the event at any time after any person becomes an acquiring person, (i) the Company is consolidated with, or merged with and into, another entity and the Company is not the surviving entity of such consolidation or merger or if the Company is the surviving entity, but shares of its outstanding common stock are changed or exchanged for stock or securities or cash or any other property, or (ii) 50% or more of the Company's assets or earning power is sold or transferred, each holder of a right shall thereafter have the right to receive upon exercise, that number of shares of common stock of the acquiring company that equals the exercise price of the right divided by 50% of the current market price of such common stock at the date of the occurrence of the event.

The rights have certain anti-takeover effects, in that they would cause substantial dilution to a person or group that attempts to acquire a significant interest in the Company on terms not approved by the Board of Directors. The rights expire on March 17, 2008 but may be redeemed by the Company for $.001 per right at any time prior to the tenth day following a person's acquisition of 15% or more of the Company's Common Stock. So long as the rights are not separately transferable, each new share of Common Stock issued will have one-half of a right associated with it.

13.  RETIREMENT PLANS

The Company and its subsidiaries have various savings and retirement plans covering substantially all employees. The Company maintains a defined contribution plan for the benefit of its eligible United States employees. This plan provides for Company contributions of up to 5% of each participant's total eligible compensation. In addition, the Company contributes an amount equal to each participant's contribution, if any, up to a maximum of 2% of each participant's total eligible compensation, plus 50% of the contributions between 2% and 4%. The Company also has various defined benefit pension and other retirement plans for certain foreign employees that are consistent with local statutes and practices. The total expense related to all of the Company's retirement plans was approximately $26 million in fiscal 2000 and $21 million in fiscal years 1999 and 1998, which primarily consisted of costs related to the U.S. defined contribution plan. Also included in total expense is pension expense related to foreign defined benefit plans of approximately $3 million for each of the fiscal years 2000, 1999 and 1998.

NON-U.S. PLAN DISCLOSURES

The Company's funding policy for its foreign defined benefit pension plans is consistent with the local requirements of each country. The plans' assets consist primarily of U.S. and foreign equity securities, bonds, property and cash.

Net annual periodic pension cost of non-U.S. plans is presented in the following table:

                                                                              2000              1999              1998
-----------------------------------------------------------------------------------------------------------------------
Service cost of benefits earned during the year                          $   4,110        $    4,079        $    3,208
Interest cost on projected benefit obligation                                3,085             3,273             3,246
Expected return on plan assets                                              (8,819)           (6,052)          (12,623)
Net amortization and deferrals                                               4,588             1,846             9,440
-----------------------------------------------------------------------------------------------------------------------
Net periodic pension cost                                                $   2,964        $    3,146        $    3,271
=======================================================================================================================

                              ANALOG DEVICES, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)

Obligation and asset data of the plans at fiscal year end is presented in the following table:

                                                                                                2000              1999
-----------------------------------------------------------------------------------------------------------------------
BENEFIT OBLIGATION:
Beginning balance                                                                         $   54,914        $   56,485
Service cost                                                                                   4,110             4,079
Interest cost                                                                                  3,085             3,273
Plan participants' contributions                                                               1,299             1,267
Benefits paid                                                                                   (709)           (1,540)
Actuarial (gain)/loss                                                                          5,773            (7,939)
Exchange rate adjustment                                                                      (5,166)             (711)
-----------------------------------------------------------------------------------------------------------------------
Ending balance                                                                            $   63,306        $   54,914
=======================================================================================================================
PLAN ASSETS AT FAIR VALUE:
Beginning balance                                                                         $   66,157        $   58,784
Actual return on plan assets                                                                   8,583             6,052
Company contributions                                                                          2,125             2,646
Plan participants' contributions                                                               1,299             1,267
Benefits paid                                                                                   (709)           (1,540)
Exchange rate adjustment                                                                      (7,091)           (1,052)
-----------------------------------------------------------------------------------------------------------------------
Ending balance                                                                            $   70,364        $   66,157
=======================================================================================================================
RECONCILIATION OF FUNDED STATUS:
Fund status - Plan assets in excess of benefit obligation                                 $   (7,058)       $  (11,243)
Unrecognized net gain                                                                         13,496            15,148
Unrecognized prior service cost                                                               (1,477)           (1,077)
-----------------------------------------------------------------------------------------------------------------------
Net amount recognized                                                                     $    4,961        $    2,828
=======================================================================================================================
AMOUNTS RECOGNIZED IN THE BALANCE SHEET CONSIST OF:
Prepaid benefit cost                                                                      $   (2,587)       $   (4,201)
Accrued benefit cost                                                                           7,548             7,029
-----------------------------------------------------------------------------------------------------------------------
Total                                                                                     $    4,961        $    2,828
=======================================================================================================================

Accrued benefit cost at October 28, 2000 includes projected benefit obligations of $13.2 million and accumulated benefit obligations of $9.7 million, versus plan assets of $4.9 million for three plans whose obligations exceeded their assets. Accrued benefit cost at October 30, 1999 includes projected benefit obligations of $14.8 million and accumulated benefit obligations of $8.7 million, versus plan assets of $6.4 million for four plans whose obligations exceeded their assets.

The range of assumptions used for the non-U.S. defined benefit plans reflects the different economic environments within the various countries. The projected benefit obligation was determined using the following assumptions:

                                                                                                2000              1999
-----------------------------------------------------------------------------------------------------------------------
Discount rate                                                                               3% - 12%          4% - 12%
Rate of increase in compensation levels                                                     3% - 10%          4% - 10%
Expected long-term returns on assets                                                        5% - 12%          5% - 12%
-----------------------------------------------------------------------------------------------------------------------

                              ANALOG DEVICES, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)

14.  INCOME TAXES

The reconciliation of income tax computed at the U.S. federal statutory rates to income tax expense is as follows:

                                                                               2000             1999              1998
-----------------------------------------------------------------------------------------------------------------------
U.S. federal statutory tax rate                                               35.0%            35.0%             35.0%
Income tax provision reconciliation:
   Tax at statutory rate                                                 $  302,999       $   90,139       $    52,660
   Irish income subject to lower tax rate                                   (35,605)         (25,557)          (10,960)
   Change in valuation allowance                                                  -                -            (5,559)
   State income taxes, net of federal benefit                                 6,448              260               502
   Research and development tax credits                                     (11,288)          (2,700)           (4,400)
   Foreign Sales Corporation                                                 (5,392)          (4,923)           (1,745)
   Amortization of goodwill                                                   1,037            1,189               545
   Net foreign tax in excess of
     U.S. federal statutory tax rate                                            428             (156)              125
   Other, net                                                                   (48)           2,469              (197)
-----------------------------------------------------------------------------------------------------------------------
     Total income tax provision                                          $  258,579       $   60,721       $    30,971
=======================================================================================================================


For financial reporting purposes, income before income taxes includes the following components:

                                                                               2000             1999              1998
-----------------------------------------------------------------------------------------------------------------------
Pretax income:
   Domestic                                                              $  622,331       $  114,333        $   34,290
   Foreign                                                                  243,380          143,207           116,169
-----------------------------------------------------------------------------------------------------------------------
                                                                         $  865,711       $  257,540        $  150,459
=======================================================================================================================

The components of the provision for income taxes are as follows:

                                                                               2000             1999              1998
-----------------------------------------------------------------------------------------------------------------------
Current:
   Federal                                                               $  224,413       $   19,949        $   24,588
   Foreign                                                                   37,205           23,790            17,983
   State                                                                      9,505              400               772
-----------------------------------------------------------------------------------------------------------------------
Total current                                                            $  271,123       $   44,139        $   43,343
=======================================================================================================================

Deferred (prepaid):
   Federal                                                               $  (11,807)      $   16,262        $   (7,792)
   Foreign                                                                     (737)             320            (4,580)
-----------------------------------------------------------------------------------------------------------------------
Total deferred (prepaid)                                                 $  (12,544)      $   16,582        $  (12,372)
=======================================================================================================================

                              ANALOG DEVICES, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)

The Company's practice is to reinvest indefinitely the earnings of certain international subsidiaries. Accordingly, no U.S. income taxes have been provided for approximately $714,467,000 of unremitted earnings of international subsidiaries.

The significant components of the Company's deferred tax assets and liabilities for the fiscal years ended October 28, 2000 and October 30, 1999 are as follows:

                                                                                             2000                 1999
-----------------------------------------------------------------------------------------------------------------------
Deferred tax assets:
   Inventory reserves                                                                  $   34,702           $   32,816
   Deferred income on shipments to distributors                                            45,864               34,750
   Reserves for compensation and benefits                                                  21,968               12,769
   Intercompany profits in foreign inventories                                              2,945                5,181
   Other                                                                                        -                8,730
-----------------------------------------------------------------------------------------------------------------------
     Total gross deferred tax assets                                                      105,479               94,246
-----------------------------------------------------------------------------------------------------------------------
Deferred tax liabilities:
   Depreciation                                                                           (46,729)             (44,468)
   Other                                                                                     (966)                   -
-----------------------------------------------------------------------------------------------------------------------
     Total gross deferred tax liabilities                                                 (47,695)             (44,468)
-----------------------------------------------------------------------------------------------------------------------
       Net deferred tax assets                                                         $   57,784           $   49,778
=======================================================================================================================

15.  SUBSEQUENT EVENTS

The Company completed the acquisition of ChipLogic, Inc. (ChipLogic) of Santa Clara, California on January 4, 2001, in a transaction valued at approximately $86 million. ChipLogic is a developer of high-performance integrated circuits and software focused on the convergence of voice, broadband access and network protocol processing. The Company has filed a registration statement in connection with this transaction with the Securities and Exchange Commission. The transaction is being effected in the form of a merger of a wholly owned subsidiary of the Company into ChipLogic under which the Company will issue one share of common stock for each share of ChipLogic common stock. ChipLogic had approximately 1.65 million shares of common stock outstanding on a fully diluted basis.

Through January 17, 2001, the Company also completed four smaller acquisitions in transactions that had a total value of approximately $50 million, including contingent consideration. These transactions are expected to be accounted for as purchases.

On December 27, 2000, the Company sold its investment in WaferTech, LLC to Taiwan Semiconductor Manufacturing Company for approximately $61 million. In the first quarter of fiscal 2001, the Company will record a pretax realized gain on the sale of this investment of approximately $28 million.

                REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors and Stockholders
Analog Devices, Inc.

We have audited the accompanying consolidated balance sheets of Analog Devices, Inc. as of October 28, 2000 and October 30, 1999, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended October 28, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Analog Devices, Inc. at October 28, 2000 and October 30, 1999, and the consolidated results of its operations and its cash flows for each of the three years in the period ended October 28, 2000, in conformity with accounting principles generally accepted in the United States.

As discussed in Notes 2(n) and 5 to the consolidated financial statements, in the fiscal year ended October 31, 1998, the Company changed its method for recognizing revenue on certain shipments to distributors.

                                   /s/ Ernst & Young LLP


Boston, Massachusetts
November 13, 2000, except for Note 15,
as to which the date is January 17, 2001.

                              ANALOG DEVICES, INC.
                 SUPPLEMENTARY FINANCIAL INFORMATION (UNAUDITED)

Quarterly financial information for fiscal 2000 and fiscal 1999 (thousands except as noted):

                                     4Q00       3Q00       2Q00       1Q00       4Q99       3Q99       2Q99       1Q99
-----------------------------------------------------------------------------------------------------------------------
Net sales                         805,617    700,658    580,995    490,277    431,036    378,776    340,067    300,500
-----------------------------------------------------------------------------------------------------------------------
Cost of sales                     333,730    300,519    257,184    225,087    205,922    190,481    176,435    162,805
Gross margin                      471,887    400,139    323,811    265,190    225,114    188,295    163,632    137,695
   % of sales                          59%        57%        56%        54%        52%        50%        48%        46%
-----------------------------------------------------------------------------------------------------------------------
Operating expenses:
   Research and development       123,423    103,429     90,702     83,012     75,414     67,142     61,899     52,584
   Purchased in- process research
     and development                    -          -          -          -          -          -      5,140          -
   Selling, marketing, general
     and administrative            80,569     77,198     71,073     64,524     59,702     54,589     49,167     46,181
-----------------------------------------------------------------------------------------------------------------------
Total operating expenses          203,992    180,627    161,775    147,536    135,116    121,731    116,206     98,765
   % of sales                          25%        26%        28%        30%        31%        32%        34%        33%
-----------------------------------------------------------------------------------------------------------------------
Operating income                  267,895    219,512    162,036    117,654     89,998     66,564     47,426     38,930
   % of sales                          33%        31%        28%        24%        21%        18%        14%        13%
-----------------------------------------------------------------------------------------------------------------------
Equity in loss of WaferTech             -          -          -          -          -          -          -      1,149
-----------------------------------------------------------------------------------------------------------------------
Nonoperating expenses (income):
   Interest expense                 2,978        360        822      1,681      1,964      1,632      2,439      4,111
   Interest income                (22,160)   (15,769)   (13,595)   (11,906)    (9,428)    (6,881)    (6,117)    (4,300)
   Other                            1,732    (44,020)*      449        814       (169)       (31)       400        609
-----------------------------------------------------------------------------------------------------------------------
Total nonoperating
   (income) expense               (17,450)   (59,429)   (12,324)    (9,411)    (7,633)    (5,280)    (3,278)       420
-----------------------------------------------------------------------------------------------------------------------
Income before income taxes        285,345    278,941    174,360    127,065     97,631     71,844     50,704     37,361
   % of sales                          35%        40%        30%        26%        23%        19%        15%        12%
-----------------------------------------------------------------------------------------------------------------------
Provision for income taxes         85,473     86,740     52,308     34,058     24,413     17,243     11,598      7,467
-----------------------------------------------------------------------------------------------------------------------
Net income                        199,872    192,201    122,052     93,007     73,218     54,601     39,106     29,894
   % of sales                          25%        27%        21%        19%        17%        14%        12%        10%
   Per share - basic                  .56        .54        .35        .26        .21        .16        .12        .09
   Per share - diluted                .52        .50        .32        .25        .20        .15        .11        .09
-----------------------------------------------------------------------------------------------------------------------
Shares used to compute earnings
   per share (in thousands)
   Basic                          356,376    355,018    352,706    349,352    347,340    345,420    334,024    319,144
   Diluted                        384,307    383,544    382,321    374,458    369,548    366,960    361,396    353,714
-----------------------------------------------------------------------------------------------------------------------

*Includes $44 million of realized gain on sale of investment in Chartered Semiconductor Manufacturing Pte., Ltd.